As filed with the Securities and Exchange Commission on June 6, 2019

Registration No. 333-231891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The RealReal, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	45-1234222 (I.R.S. Employer Identification Number)

55 Francisco Street

Suite 600

San Francisco, CA 94133

(855) 435-5893

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Julie Wainwright

Chief Executive Officer

55 Francisco Street

Suite 600

San Francisco, CA 94133

(855) 435-5893

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Hank V. Barry Martin A. Wellington Helen Theung Sidley Austin LLP 1001 Page Mill Road Building 1 Palo Alto, CA 94304 (650) 565-7000	Dana DuFrane General Counsel The RealReal, Inc. 55 Francisco Street Suite 600 San Francisco, CA 94133 (855) 435-5893	Steven E. Bochner Robert G. Day Michael Nordtvedt Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.00001 per share	$100,000,000	$12,120

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of any additional common stock that the underwriters have the option to purchase, if any.
(3)	The Registrant previously paid all of this amount with a prior filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 6, 2019

            Shares

Common Stock

This is the initial public offering of shares of common stock of The RealReal, Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $         and $            per share. We have applied to list our common stock on The Nasdaq Global Select Market under the symbol “REAL.”

We have granted the underwriters a 30-day option to purchase up to              additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. See the section titled “Prospectus Summary—Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us, Before Expenses
Per Share	$	$	$
Total	$	$	$

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to investors on or about                      , 2019.

Credit Suisse	BofA Merrill Lynch	UBS Investment Bank

KeyBanc Capital Markets	Stifel

Cowen	Raymond James

The date of this prospectus is                      , 2019

Our Mission
Empower consignors and buyers to extend the life cycle of luxury goods in a way that honors luxury brands.
The future of luxury is circular.

Sustainability

We have built a vibrant marketplace that promotes the recirculation of luxury goods and contributes to a more sustainable world.
In 2018, we estimated our positive environmental impact since inception: 87 million driving miles and 1.39 billion glasses of water saved.

$711m
2018 GMV
$207m
2018 total revenue
9.4m
cumulative item sales
2.6m
new items added to the marketplace in 2018
~$1b
cumulative consignor payouts
80%+
of 2018 GMV from repeat buyers

You should rely only on the information contained in this document or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Regardless of the time of delivery of this prospectus or of any sale of shares of our common stock and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

Through and including             (the 25th day after the date of this prospectus), all dealers effecting a transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” and “the Company” refer to The RealReal, Inc.

The RealReal, Inc.

Our Mission

Our mission is to empower consignors and buyers to extend the lifecycle of luxury goods in a way that honors luxury brands.

Overview

The RealReal is the world’s largest online marketplace for authenticated, consigned luxury goods. We are revolutionizing luxury resale by providing an end-to-end service that unlocks supply from consignors and creates a trusted, curated online marketplace for buyers globally. Over the past eight years, we have cultivated a loyal and engaged consignor and buyer base through continuous investment in our technology platform, logistics infrastructure and people. We aggregate and curate unique, pre-owned luxury supply that is exclusive to The RealReal across multiple categories, including women’s, men’s, kids’, jewelry and watches, and home and art. We have built a vibrant online marketplace that we believe expands the overall luxury market, promotes the recirculation of luxury goods and contributes to a more sustainable world.

We participate in the large and growing personal luxury goods market, which was expected to reach $294 billion in 2018, and is expected to grow to between $362 and $412 billion in 2025, according to Bain. Luxury goods retain value over time as a result of their enduring desirability and durability, making them particularly well-suited for resale. The total addressable market of luxury products in U.S. homes potentially available for resale, including men’s and women’s apparel, handbags, shoes, watches, jewelry, high-end furniture and art valued below $250,000, is approximately $198 billion according to Frost & Sullivan. We are well positioned to benefit from several favorable industry and consumer trends, including the accelerating shift of luxury to digital channels, the increasing acceptance of resale, a rising value consciousness and a desire to embrace sustainability.

The existing luxury resale market is outdated, fragmented, difficult to access and laden with counterfeit goods. Primarily due to these challenges, a vast quantity of consignable luxury goods languishes in homes, and buyers can be hesitant to purchase pre-owned luxury goods. We are transforming the luxury resale experience by addressing these challenges.

•

We provide a seamless consignment experience enabled by our proprietary technology platform and data. We leverage our proprietary technology and data analytics to provide world-class service, making consignment easy, convenient, reliable and fast. As a result, we unlock luxury supply from first-time consignors, convert consignors who typically consign at local brick-and-mortar shops to our online marketplace and drive high repeat consignment rates. We leverage data from millions of previous transactions and current market data to optimize pricing and sales velocity for our consignors. Through March 31, 2019, we have cumulatively paid $987.7 million in commissions to our consignors.

•

We offer buyers a vast, yet curated supply of pre-owned luxury goods and instill trust in the buying process. In 2018, we added approximately 2.6 million new items to our online marketplace. Our highly trained experts build trust in our buyer base by thoroughly inspecting the quality and condition of, and authenticating, every item we receive. This trust drives repeat purchases from our buyer base and instills confidence in first-time buyers to purchase pre-owned luxury goods.

A strong network effect drives the growth of our online marketplace. As we bring more consignors onto our platform, we unlock more high-quality, luxury supply, which increases our merchandise assortment and attracts more buyers. This, in turn, increases sales velocity and commissions for our consignors. In addition, a meaningful share of our consignors become buyers and vice versa, which creates a differentiated flywheel that enhances the network effect of our online marketplace.

We generate revenue from orders processed through our website, mobile app and three retail stores located in New York and Los Angeles. Our revenue is primarily based on our take rates from these transactions. Our growth and success are evidenced by our operating and financial results in 2018:

•	We processed 1.6 million orders, up 42% over 2017.

•	Our average order value was $446, up 2% over 2017.

•

Our gross merchandise value (“GMV”) was $710.8 million, up 44% over 2017. Please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics” for a discussion of how we calculate GMV.

•

Our net merchandise value (“NMV”) was $506.6 million, up 45% over 2017. Please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics” for discussion of how we calculated NMV.

•	Our total revenue was $207.4 million, up 55% over 2017.

•	Our gross profit was $136.9 million, up 56% over 2017.

Consumer Trends in Our Favor

We believe the following consumer trends provide strong tailwinds for our business:

•	Increasing acceptance of resale.

•	Rising value consciousness.

•	Desire for newness, uniqueness and individuality.

•	Focus on sustainability.

Our Market Opportunity

Consumers globally purchase hundreds of billions of dollars of personal luxury goods every year. These goods accumulate in homes over time and create a meaningful market opportunity for us. The number of garments purchased annually by the average consumer increased by 60% between 2000 and 2014, according to McKinsey. However, we believe that only a small portion of the clothes in an average person’s closet are worn on a regular basis. We unlock and recirculate underutilized personal luxury goods to address demand from millions of buyers globally through our trusted online marketplace.

Challenges with Existing Luxury Resale Models

Existing luxury resale models have failed to unlock the abundance of pre-owned luxury supply due to inherent challenges, which include the following:

•

Friction for consignors. Existing luxury resale models often require consignors to spend a significant amount of time and energy dropping off items at physical locations or self-listing on peer-to-peer platforms.

•	Lack of trust for buyers. Due to the pervasiveness of counterfeit luxury goods and inconsistent authentication standards, buyers can be hesitant to purchase pre-owned luxury goods.

•

Fragmented supply. Luxury supply that is available for resale is largely distributed across thousands of brick-and-mortar stores that have limited hours of operation, feature a narrow selection and only offer exposure to a local buyer base. As a result, consignors often experience slow monetization times at suboptimal prices.

Our Solution

We are delivering the future of luxury resale. Over the past eight years, we developed innovative service and technology solutions to address the challenges inherent in existing luxury resale models.

Unique Service Model to Unlock Pre-owned Luxury Supply

Our large sales and service organization, as of December 31, 2018, included more than 180 luxury managers serving more than 40 major metropolitan markets in the United States and is responsible for obtaining exclusive supply for our online marketplace. Our sales professionals generate a robust pipeline of new consignors and build lasting relationships, which cannot be easily replicated. They consult on the consignment process and leverage data to advise consignors on pricing, expected selling time and market trends. In 2018, approximately 80% of our GMV came from repeat consignors.

•

We deliver an end-to-end service experience. We remove friction from the consignment process by providing multiple consignment methods: White Glove in-home consultation and pickup; drop off at one of our eleven luxury consignment offices, three of which are located in our retail stores; or complimentary shipping directly to our merchandising and fulfillment facilities.

•

We do the work on behalf of consignors. Once consigned items reach one of our four merchandising and fulfillment facilities, we authenticate, write the associated copy, photograph, price, sell and handle all fulfillment and returns logistics, making the consignment process seamless.

•

We generate high commissions for consignors. Our scale and global reach combined with our technology-driven online marketplace and proprietary data enable consignors to realize optimal value for their pre-owned luxury goods. Our consignors earn up to 85% in commissions and achieved an average commission rate of approximately 65% in 2018.

•

We drive rapid monetization. Our online marketplace efficiently matches supply with demand resulting in exceptional sales velocity. In 2017 and 2018, approximately 60% and 80% of the products on our online marketplace sold within 30 days and 90 days, respectively. In addition to sales velocity, we measure the ratio of demand versus supply in a given period, which we refer to as our online marketplace sell-through ratio. Sell-through ratio is defined as GMV in the period divided by the aggregate initial value of items added to our online marketplace in that period. In 2017 and 2018, our online marketplace sell-through ratios were 93% and 96%, respectively.

Exclusive, Authenticated Pre-owned Luxury Supply Drives Demand

We make it easy for buyers to shop our vast, yet curated selection of authenticated, pre-owned luxury goods. In 2018, we had approximately 416,000 active buyers in approximately 60 countries and greater than 80% of our GMV came from repeat buyers. As we continue to unlock exclusive luxury supply, we expect to attract new buyers and drive repeat purchases from our existing buyers.

•	We offer a seamless buying experience. Buyers access our omni-channel online marketplace through our website, mobile app and retail stores, enabling them to purchase anytime, anywhere.

•

We build trust by expertly authenticating every item. Each item is put through a rigorous, multi-point authentication process by our highly trained gemologists, horologists, brand experts or art curators. As a result, we believe we have become the most trusted online marketplace for pre-owned luxury goods.

•

We provide access to unique, highly coveted and exclusive products. We provide buyers with access to a vast, yet curated selection of unique, authenticated, pre-owned luxury goods. In 2018, we sold goods bearing the brand of over 7,000 luxury and premium designers, including highly coveted items such as rare watches and handbags.

Proprietary Technology Platform to Manage Complex Single-SKU Logistics

Technology powers all aspects of our business, including our complex, single-SKU inventory management system. Our supply comes from thousands of individual consignors across the United States. Each item we sell is a truly unique, individual stock keeping unit (“single-SKU”) and is exclusively available on our online marketplace. We have processed up to 14,000 single-SKUs a day in 2018. Given the complexity of our inventory model, we developed and continuously innovate specialized, proprietary applications to optimize inbound processes, such as authentication, copywriting, photography and photo-editing. We increasingly use our technology platform to automate pricing for goods sold through our online marketplace.

Proprietary Data and Powerful Algorithms

Our powerful data analytics capabilities enable us to improve both consignor and buyer experiences. Our online marketplace generates and aggregates hundreds of millions of unique data points, including data from approximately 400 million views of items on our online marketplace in 2018 by potential buyers, which we refer to as item views, and approximately 9.4 million item sales since inception. Each consigned item also has up to 50 unique attributes. Informed by this data, we have developed proprietary algorithms and business processes to optimize our operations, including supply sourcing, merchandising, authentication, pricing and marketing.

Focus on Luxury to Expand the Market and Create a More Sustainable World

We offer important benefits to both the new and resale luxury markets, including the following:

•

We provide a gateway to luxury brands. We believe we are expanding the overall market for both new and pre-owned luxury goods, as the ability to experience and engage with luxury brands through our online marketplace results in an earlier appreciation for high-quality, well-crafted items, and inspires consumers to purchase new luxury items. While we presently have no contractual or other affiliations with luxury brands other than our partnership with Stella McCartney, we believe our online marketplace cultivates customer relationships for luxury brands.

•

We promote sustainability and a circular economy. We are committed to extending the lifecycle of luxury goods by promoting their recirculation, rather than creating waste. By creating a circular economy and reshaping consumer purchasing behavior, we contribute to a more sustainable world.

Our Competitive Strengths

Scale and Powerful Network Effects

We are the largest online marketplace for authenticated, consigned luxury goods. We expect to maintain our leadership position by increasing our scale, thereby amplifying the network effects between consignors and buyers. In addition, as buyers become consignors and vice versa, we create a unique flywheel that further accelerates our momentum. Through March 31, 2019, 53% of our consignors are also buyers and 13% of our buyers are also consignors.

Trust

Trust is the cornerstone of our online marketplace. Consignors trust us because we treat their items with the utmost care and quickly sell them at the optimal price. Buyers trust us because we have a rigorous authentication process. We believe the trust and personal relationships that we have built with both consignors and buyers over the past eight years cannot be easily replicated.

End-to-end Service

We make consignment easy, convenient, reliable and fast by offering an end-to-end service that drives existing consignors to consign more frequently and attracts new consignors to our online marketplace. We provide world-class customer service to drive repeat purchases from our existing buyers and attract new buyers.

Efficient, Technology-enabled Operations at Scale

Over the past eight years, we have invested significant resources to optimize our logistics, processes and purpose-built, proprietary technology platform, which enables us to efficiently manage the unique complexities of our operational model at scale.

Data-driven Insights

Our proprietary data and algorithms provide us with operational insights that continuously enhance our consignor and buyer experiences. Through these insights, we are able to identify market trends early and incentivize our sales professionals to obtain on-trend, highly coveted merchandise.

Innovative, Founder-led Management Team

We are led by our CEO, Julie Wainwright, who founded The RealReal with a vision to transform the luxury resale experience. We have built a talented, experienced senior management team and a culture of innovation and entrepreneurship where inspired people thrive.

Growth Strategies

We strive to make the luxury resale experience frictionless for consignors and buyers. We intend to achieve this goal by:

•	Attracting new consignors and buyers.

•	Increasing the lifetime value of consignors and buyers.

•	Amplifying The RealReal brand.

•	Increasing penetration in existing categories.

•	Continuing to invest in innovation and infrastructure.

•	Strategically expanding offline.

•	Growing our international presence.

Risks Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	If we fail to generate a sufficient amount of new and recurring supply of pre-owned luxury goods by attracting and retaining consignors, our business would be harmed.

•

We may not be able to identify and lease merchandising and fulfillment facilities in geographic regions that enable us to effectively scale our operations and attract and retain specialized personnel to effectively manage the merchandising operations required to authenticate, process and sell consigned luxury goods.

•	We have a history of losses and we may not achieve or maintain profitability in the future.

•	We may not be able to sustain our revenue growth rate or effectively manage growth.

•	National retailers and brands set their own retail prices and promotional discounts on new luxury goods, which could adversely affect our value proposition to consumers.

•	We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

•	We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

•	Our success depends on the accuracy of our authentication process, and failure by us to identify counterfeit goods could adversely affect our reputation and expose us to liability.

•	We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our business and future growth.

•	We may fail to attract new buyers and retain repeat buyers.

•

We are currently, and may be in the future, party to lawsuits and other claims that are expensive and time- consuming, and, if resolved adversely, could have a significant impact on our business, financial condition and operating results.

•	If we are unable to successfully leverage technology to automate and drive efficiencies in our operations, our business could be adversely affected.

Corporate Information

We were incorporated in the state of Delaware in March 2011. Our principal executive offices are located at 55 Francisco Street, Suite 600, San Francisco, California 94133, and our telephone number is (855) 435-5893. Our website address is www.therealreal.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The RealReal, Obsessions and other trademarks or service marks of The RealReal, Inc. appearing in this prospectus are the property of The RealReal, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate that we will not assert our rights in these trademarks, service marks and trade names.

Emerging Growth Company

The Jumpstart Our Business Startups Act (the “JOBS Act”), was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an “emerging growth company” within the meaning of the JOBS Act. We may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, and that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We intend to take advantage of these exemptions until we are no longer an emerging growth company. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will cease to be an emerging growth company upon the earliest of (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

See the section titled “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

THE OFFERING

Common stock offered	shares

Common stock outstanding after this offering	shares

Option to purchase additional shares	shares

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $ or approximately $ if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. In addition, 1% of the net proceeds will be used to fund The RealReal Foundation, a Delaware non-profit organization formed to engage in charitable activities. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions under consideration at this time. See section titled “Use of Proceeds” for additional information.

Proposed Nasdaq Global Select Market trading symbol	“REAL”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 135,401,581 shares of our common stock outstanding as of March 31, 2019 and excludes:

•

18,408,192 shares of common stock issuable upon exercise of options outstanding, as of March 31, 2019, at a weighted-average exercise price of $1.66 per share under our 2011 Equity Incentive Plan (“2011 Plan”);

•	2,009,650 shares issuable upon exercise of options outstanding, granted after March 31, 2019, at a weighted-average exercise price of $5.29 per share under our 2011 Plan;

•	11,484 shares of common stock issuable upon exercise of common stock warrants, outstanding as of March 31, 2019 at a weighted average exercise price of $1.74 per share;

•	207,127 shares of common stock issuable upon exercise of preferred stock warrants, outstanding as of March 31, 2019 at a weighted average exercise price of $1.67 per share;

•

1,612,450 shares of common stock reserved for future issuance under our 2011 Plan, as of March 31, 2019, which shares will be added to the shares reserved for future issuance under our 2019 Equity Incentive Plan (“2019 Plan”);

•

            shares of common stock initially reserved for future issuance under our 2019 Equity Incentive Plan which became effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

•

            shares of common stock initially reserved for issuance under our 2019 Employee Stock Purchase Plan (“ESPP”), which became effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of outstanding options;

•	no exercise of outstanding warrants;

•

conversion of all of our preferred stock into an aggregate of 116,727,269 shares of common stock immediately prior to the consummation of this offering, assuming an initial public offering price of $                 per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus;

•	the filing and effectiveness of our certificate of incorporation in Delaware and the effectiveness of our bylaws will each occur immediately prior to the completion of this offering; and

•	no exercise of the underwriters of their option to purchase up to an additional shares of our common stock.

SUMMARY FINANCIAL AND OTHER DATA

The summary statement of operations data for 2017 and 2018 are derived from our audited financial statements appearing elsewhere in this prospectus. The summary statement of operations data for the three months ended March 31, 2018 and 2019 and the balance sheet data as of March 31, 2019 are derived from our unaudited financial statements appearing elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information included elsewhere in this prospectus.

Statement of Operations Data

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands, except share and per share data)
Revenue:
Consignment and service revenue	$121,210	$183,991	$40,999	$56,236
Direct revenue	12,661	23,385	5,460	13,019

Total revenue	133,871	207,376	46,459	69,255

Cost of revenue:
Cost of consignment and service revenue	35,657	50,855	11,577	15,946
Cost of direct revenue	10,572	19,603	4,277	10,927

Total cost of revenue	46,229	70,458	15,854	26,873

Gross profit	87,642	136,918	30,605	42,382

Operating expenses(1):
Marketing	36,711	42,165	9,634	11,733
Operations and technology	58,680	104,929	21,332	31,544
Selling, general and administrative	44,035	63,728	13,524	22,319

Total operating expenses	139,426	210,822	44,490	65,596

Loss from operations	(51,784)	(73,904)	(13,885)	(23,214)
Interest income	355	1,046	84	405
Interest expense	(762)	(1,152)	(197)	(131)
Other expense, net	(60)	(1,656)	(108)	(282)

Loss before provision for income taxes	(52,251)	(75,666)	(14,106)	(23,222)
Provision for income taxes	57	99	—	—

Net loss	$(52,308)	$(75,765)	$(14,106)	$(23,222)

Accretion of redeemable convertible preferred stock to redemption value	(2,610)	(8,922)	$(1,109)	$(3,355)

Net loss attributable to common stockholders	$(54,918)	$(84,687)	$(15,215)	$(26,577)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(3.37)	$(5.06)	$(0.92)	$(1.53)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	16,291,653	16,730,803	16,599,476	17,411,487

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(0.67)		$(0.18)

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)		112,804,256		125,064,556

(1)	Operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands)
Marketing	$129	$164	$34	$68
Operations and technology	625	1,160	273	490
Selling, general and administrative	1,099	1,587	238	551

Total	$1,853	$2,911	$545	$1,109

(2)	See Notes 2 and 13 to our financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

Balance Sheet Data

	As of March 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(In thousands)
Cash and cash equivalents	$88,790	$88,790	$
Short-term investments	14,246	14,246
Total assets	187,113	187,113
Total liabilities	100,686	99,796
Redeemable convertible preferred stock	198,308	—
Convertible preferred stock	169,098	—
Accumulated deficit	(280,982)	(280,982)
Total stockholders’ (deficit) equity	(280,979)	87,317

(1)	The pro forma column reflects (a) the conversion of all of the outstanding shares of our preferred stock into an aggregate of 116,727,269 shares of our common stock and (b) the conversion of the preferred stock warrants to common stock warrants and the related reclassification of the preferred stock warrant liability to additional paid-in capital all of which will occur immediately prior to the completion of this offering.

(2)	The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments set forth above, (b) the sale and issuance by us of shares of our common stock in this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (c) the application of the net proceeds of this offering, including the 1% of the net proceeds of this offering used to fund The RealReal Foundation, as described in the section titled “ Use of Proceeds” and a $0.3 million success fee to the lender under our term loan facility payable upon completion of our initial public offering.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us and the application of the net proceeds of this offering, including the 1% of the net proceeds of this offering used to fund The RealReal Foundation. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ (deficit) equity by $ assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Key Financial and Operating Metrics

We review a number of operating and financial metrics, including the following key business and non-GAAP metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands, except AOV and percentages)
GMV	$492,205	$710,750	$158,378	$224,116
NMV	$349,229	$506,589	$113,347	$160,538
Number of orders	1,123	1,595	356	498
Take rate	33.7%	35.5%	35.1%	35.3%
Active buyers	291	416	326	456
AOV	$438	$446	$445	$450
Adjusted EBITDA	$(44,297)	$(58,856)	$(11,342)	$(18,478)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics” for a description of GMV, NMV, number of orders, take rate, active buyers, AOV and Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure. Please see the section titled “Selected Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and its reconciliation to net loss.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Relating to Our Business

If we fail to generate a sufficient amount of new and recurring supply of pre-owned luxury goods by attracting and retaining consignors, our business would be harmed.

Our success depends on our ability to cost-effectively attract, retain and grow relationships with consignors, and in turn, our supply of luxury goods sold through our online marketplace. To expand our consignor base, we must appeal to and engage individuals new to consignment, or who have consigned through traditional brick-and-mortar shops but are unfamiliar with our business. We find new consignors by converting buyers utilizing our online marketplace, shopping in our three retail stores, utilizing our eleven luxury consignment offices (“LCOs”), paid advertising, referral programs, organic word-of-mouth and other methods of discovery, such as mentions in the press, Internet search engine results and through our partnership with Stella McCartney. We recently increased our paid marketing expenses by investing more in television advertising and digital marketing and we expect to increase our spending on these and other paid marketing channels in the future. We cannot be certain that these efforts will yield more consignors or be cost-effective. Moreover, new consignors may not choose to consign with us a second time or consign as frequently, or consign as many items or the same value of items, as has historically been the case with existing consignors. Therefore, the revenue generated from new consignors may not be as high as the revenue generated historically from our existing consignors or as high as we expect. If we fail to attract new consignors or drive repeat consignments, our ability to grow our business would be adversely affected.

Our ability to drive growth also depends on our success in continuing to generate a high volume of consigned items from new and existing consignors. To accomplish this, we rely on our sales professionals to drive our supply of luxury goods by identifying, developing and maintaining relationships with our consignors. Our sales professionals source high-quality, coveted luxury goods from consignors through a variety of methods including White Glove consultation, meeting with potential consignors in one of our eleven LCOs or shipping consigned goods to us from remote locations. The process of identifying and hiring sales professionals with the combination of skills and attributes required in these roles can be difficult and can require significant time. In addition, competition for qualified employees and personnel in the retail industry is intense and turnover amongst our sales professionals within a few years is not uncommon. Any shortage in sales professionals or delay in identifying and hiring quality sales professionals could have a negative impact on the business. If we are not successful in attracting and retaining effective sales professionals, the quantity and quality of the luxury goods sold through our online marketplace may be negatively impacted, which would have a material adverse effect on our business and operating results.

We may not be able to attract and retain specialized personnel to effectively manage the merchandising operations required to authenticate, process and sell consigned luxury goods or identify and lease merchandising and fulfillment facilities in geographic regions that enable us to effectively scale our operations.

We lease facilities to store and accommodate the logistics infrastructure required to merchandise and ship the pre-owned luxury goods we sell through our online marketplace. To grow our business, we must continue to improve and expand our merchandising and fulfillment operations, information systems and skilled personnel in the jurisdictions that have the skilled talent necessary to effectively operate our business. The operation of our business is complex and requires the coordination of multiple functions that are highly dependent on numerous employees and personnel. Each luxury item that we offer through our online marketplace is unique and requires multiple touch points, including inspection, evaluation, authentication, photography, pricing, copywriting, application of a unique individual stock keeping unit (“single-SKU”) and fulfillment. We have rapidly increased our operations employee headcount to support the growth of our business. The number of employees in our merchandising and fulfillment facilities increased to 801 as of March 31, 2019 from 268 as of December 31, 2017, and we expect that number to continue to increase significantly in 2019. The market for these employees is increasingly competitive and is highly dependent on geographic location. Some of our employees have specific knowledge and skills that would make it more difficult to hire replacement personnel capable of effectively performing the same tasks without substantial training. If we fail to effectively locate, hire and retain such personnel, our operations would be negatively impacted, which would have an adverse effect on our business, financial condition and operating results.

Our ability to successfully grow our business also depends on the availability and cost of leasing additional merchandising and fulfillment facilities that meet our criteria for a geographic location with access to a large, qualified talent pool, square footage, cost and other factors. We currently have four merchandising and fulfillment facilities—one in California and three in New Jersey. Optimal space is becoming increasingly scarce, and where it is available, the lease terms offered by landlords are increasingly competitive. Incentives currently offered by local, state and federal entities to offset operating expenses may be reduced or become unavailable. Companies who have more financial resources and negotiating leverage than us may be more attractive tenants and, as a result, may outbid us for the facilities we seek. We also may be unable to renew our existing leases or renew them on satisfactory terms. Failure to identify and secure adequate new merchandising and fulfillment facilities in optimal geographic locations or maintain our current merchandising and fulfillment facilities could have an adverse effect on our business and operating results.

We have a history of losses and we may not achieve or maintain profitability in the future.

We experienced net losses of $52.3 million, $75.8 million and $23.2 million in 2017, 2018 and the three months ended March 31, 2019, respectively, and as of March 31, 2019 we had an accumulated deficit of $281.0 million. We believe there is substantial opportunity for growth in our business and our market and intend to invest aggressively to capitalize on this opportunity. As a result of these investments, we expect to incur additional losses for the foreseeable future. In particular, we are making significant investments in our marketing initiatives, expanding our operations and infrastructure, developing and introducing new technologies and automation and hiring additional personnel. These efforts may be more costly than we expect and may not result in revenue growth. In addition, in connection with operating as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. If our investments do not prove successful or our market does not develop as we expect, we may continue to experience losses over the long term. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and operating results could be adversely affected. We cannot assure you that we will ever achieve or sustain profitability and may continue to incur significant losses going forward.

We may not be able to sustain our revenue growth rate or effectively manage growth.

Our recent revenue growth should not be considered indicative of our future performance. As we grow our business, we expect our future revenue growth rates may slow due to a number of factors, including the maturation of our business, increased market adoption against which future growth will be measured, increasing competition or our failure to capitalize on growth opportunities. Additionally, consignors may opt to consign less with us to the extent we take steps, such as increasing our take rates, that make our online marketplace appear less attractive to them. Alternatively, the emergence of direct competitors may force us to decrease our take rates to remain competitive to attract consignors, which will have a negative impact on our financial performance.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. Continued growth could also strain our ability to maintain reliable service levels for our consignors and buyers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. To support anticipated growth, we are committing substantial financial, operational and technical resources. Failure to effectively manage the growth of our business and operations would negatively affect our reputation and brand, business, financial condition and operating results.

National retailers and brands set their own retail prices and promotional discounts on new luxury goods, which could adversely affect our value proposition to consumers.

National retailers and brands set pricing for new luxury goods. Promotional pricing by these parties may adversely affect the value of products consigned with us and our inventory, and, in turn, our gross merchandise value (“GMV”) and operating results. In order to attract buyers to our online marketplace, the prices for the pre-owned luxury goods sold through our online marketplace may need to be lowered in order to compete with these pricing strategies, which could negatively affect gross merchandise value and in turn, our revenue. We have experienced a reduction in our GMV in the past due to fluctuations in the price of new luxury goods sold by retailers and brands, and we anticipate similar reductions and fluctuations in the future. Any of the foregoing risks could adversely affect our business, financial condition and operating results.

We have a short operating history in an evolving industry and, as a result, our past results may not be indicative of future operating performance.

Our online marketplace represents a substantial departure from the traditional resale market for luxury goods. While our business has grown rapidly, the resale market for luxury goods may not continue to develop in a manner that we expect or that otherwise would be favorable to our business. Our relatively short operating history and the changes in our market make it difficult to assess our future performance. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, among other things:

•	cost-effectively acquire and engage with new and existing consignors and buyers and grow our supply of high-quality, coveted luxury goods for sale through our online marketplace;

•	scale our revenue and achieve the operating efficiencies necessary to achieve and maintain profitability;

•	increase consignor and buyer awareness of our brand;

•	anticipate and respond to changing consignor and buyer preferences;

•	manage and improve our business processes in response to changing business needs;

•	anticipate and respond to macroeconomic changes generally, including changes in both the primary and secondary market for luxury goods;

•	effectively scale our operations while maintaining high service quality and consignor and buyer satisfaction;

•	hire and retain talented people at all levels of our business;

•	avoid or manage interruptions in our business from information technology downtime, cybersecurity breaches and other factors affecting our physical and digital infrastructure;

•	fulfill and deliver orders in a timely manner and in accordance with customer expectations, which may change over time;

•	maintain the quality of our technology and operations infrastructure;

•	develop new technology or services to enhance the consignor and buyer experience; and

•	comply with regulations applicable to our business.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business and our operating results would be adversely affected.

We rely on consumer discretionary spending and may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and operating results are subject to global economic conditions and their impact on consumer discretionary spending, particularly in the luxury goods market. Some of the factors that may negatively influence consumer spending on luxury goods include high levels of unemployment, higher consumer debt levels, reductions in net worth, and declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes and wildfires. Consumer purchases of new luxury goods have declined during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Such economic uncertainty and decrease in the rate of luxury purchases in the primary market may slow the rate at which individuals choose to consign their goods with us which could result in a decrease of items available in our online marketplace.

As an online marketplace for pre-owned luxury goods, our success depends on the accuracy of our authentication process. Failure by us to identify counterfeit goods could adversely affect our reputation and expose us to liability for the sale of counterfeit goods.

Our success depends on our ability to accurately and cost-effectively determine whether an item offered for consignment is an authentic product, a genuine gemstone or piece of jewelry or a validated work of art. From time to time we receive counterfeit goods for consignment. While we have invested heavily in our authentication processes and we reject any goods we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item that is consigned to us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. We refund the cost of a product to a buyer if the buyer questions its authenticity and returns the item. The sale of any counterfeit goods may damage our reputation as a trusted online marketplace for authenticated, pre-owned luxury goods which may impact our ability to attract and maintain repeat consignors and buyers. Additionally, we may be subject to allegations that a pre-owned luxury item we sold is not authentic despite our confirmed authentication of such item. Such controversy could negatively impact our reputation and brand and harm our business and operating results.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our business and future growth.

We believe that maintaining The RealReal brand is critical to driving consignor and buyer engagement. An important goal of our brand promotion strategy is establishing trust with our consignors and buyers. Maintaining our brand will depend largely on our ability to continue providing our consignors with service that is consistent with the level of luxury associated with the goods they are consigning and delivering value for the goods they consign, all in a timely and consistent manner. Our success depends in part on the quality of our sales professionals who represent our brand to new and existing consignors. Sales professionals cultivate relationships with our consignor base by making in-home visits to evaluate the luxury goods that our consignors want to consign. While we require that all sales professionals undergo a background check, this may not prevent illegal, improper or otherwise inappropriate actions by such employees, such as theft or physical assault, from occurring in connection with our services. Any negative publicity related to the foregoing could adversely affect our reputation and brand or public perception of our model of luxury consignment, which could negatively affect demand for our services and harm our business, financial condition and operating results.

For buyers, maintaining our brand requires that we foster trust through authentication, timely and reliable fulfillment of orders, and responsive and effective customer service. If we fail to provide consignors or buyers with the service and experience they expect, or experience consignor or buyer complaints or negative publicity about our online marketplace services, merchandise, delivery times or customer support, whether justified or not, the value of our brand would be harmed and our business may suffer.

Our continued growth depends on attracting new and retaining repeat buyers.

To expand our buyer base, we must appeal to and attract buyers who do not typically purchase luxury goods, who have historically purchased only new luxury goods or who used other means to purchase pre-owned luxury goods, such as traditional brick-and-mortar consignment shops, auction houses and the websites of other secondary marketplaces. We reach new buyers through television and digital advertising, other paid marketing, press coverage, referral programs, organic word of mouth and other methods of discovery, such as converting consignors to buyers. We expect to continue investing heavily in these and other marketing channels in the future and cannot be certain that these efforts will yield more buyers or be cost-effective. Moreover, new buyers may not purchase through our online marketplace as frequently or spend as much with us as historically has been the case with existing buyers. As a result, the revenue generated from new buyer transactions may not be as high as the revenue generated from transactions with our existing buyers. Failure to attract new buyers and to maintain relationships with existing buyers would adversely affect our operating results and our ability to attract and retain consignors.

We are currently, and may be in the future, party to lawsuits and other claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition or operating results.

We rely on the fair use doctrine when we routinely refer to third-party intellectual property, such as trademarks, on our platform. Third parties may dispute the scope of that doctrine and challenge our ability to reference their intellectual property in the course of our business. For instance, from time to time, we are contacted by companies controlling brands of goods consignors sell, demanding that we cease referencing those brands in connection with such sales, whether in advertising or on our website. We have consistently responded by reference to the holding in Tiffany (NY), Inc. v. eBay that factual use of a brand to describe and sell a used good is not false advertising. These matters have generally been resolved with no further communications, but some have resulted in litigation against us. For example, in November 2018, Chanel, Inc. (“Chanel”) filed a lawsuit against us in the U.S. District Court for the Southern District of New York bringing various trademark and advertising-related claims under the Lanham Act and New York state law analogues. Chanel alleges, among other things, that we have misrepresented certain counterfeit Chanel products as authentic Chanel products, that our resale of Chanel products confuses consumers into believing that Chanel is affiliated with us and involved in authenticating consignors’ goods and that only Chanel is capable of authenticating second-hand Chanel goods. This litigation is in its early stages and the final outcome, including our liability, if any, with respect to Chanel’s claims, is uncertain. Chanel could in the future assert additional trademark and advertising or other claims against us in this or other proceedings. An unfavorable outcome in this or similar litigation could adversely affect our ability to conduct business and could lead Chanel and other luxury brands to bring additional claims against us. If this were to occur, our business, operating results and financial condition would be materially and adversely affected.

We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents or improperly used or disclosed their trade secrets. In particular, third parties may allege that goods consigned to us are counterfeit or that by offering goods of a particular brand we are suggesting that we are sponsored by or affiliated with that brand. The costs of resolving any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim.

In addition, we have in the past and could face in the future a variety of employee claims against us, including but not limited to general discrimination, privacy, wage and hour, labor and employment, ERISA and disability claims. Any claims could also result in litigation against us or regulatory proceedings being brought against us by various federal and state agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties.

Defending litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third-party’s rights, which may not be available on reasonable terms or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative practices or discontinue the practices. The development of alternative practices could require significant effort and expense or may not be feasible. Our business, financial condition or operating results could be adversely affected as a result of an unfavorable resolution of the disputes and litigation referred to above.

If we are unable to successfully leverage technology to automate and drive efficiencies in our operations, our business could be adversely affected.

We are building automation, machine learning and other capabilities to drive efficiencies in our merchandising and fulfillment operations. As we continue to add capacity, capabilities and automation, our operations will become increasingly complex and challenging. While we expect these technologies to improve productivity in many of our merchandising operations, including pricing, copywriting, authentication, photography and photo retouching, any flaws or failures of such technologies could cause interruptions in and delays to our operations which may harm our business. We are increasing our investment in technology to support these efforts but they may not be effective in driving productivity, maintaining or improving the experience for buyers and consignors or providing a positive return on investment. We have created our own purpose-built technology to operate our business, but we also rely on technology from third parties. If these technologies do not perform in accordance with our expectations, third parties change the terms and conditions that govern their relationships with us, or if competition increases for the technology and services provided by third parties, our business may be harmed. In addition, if we are unable to add automation to our operations, we may be unable to reduce the costs of processing consignments and fulfilling orders, which could cause delays in buyers receiving their purchases. Any of these outcomes could harm our reputation and our relationships with our consignors and buyers.

Our advertising activity may fail to efficiently drive growth in consignors and buyers.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising, promotion, public relations and marketing programs and we are investing heavily in these activities. These brand promotion activities may not yield increased revenue and the efficacy of these activities will depend on a number of factors, including our ability to do the following:

•	determine the effective creative message and media mix for advertising, marketing and promotional expenditures;

•	select the right markets, media and specific media vehicles in which to advertise;

•	identify the most effective and efficient level of spending in each market, media and specific media vehicle; and

•	effectively manage marketing costs, including creative and media expenses, to maintain acceptable consignor and buyer acquisition costs.

We closely monitor the effectiveness of our advertising campaigns and changes in the advertising market, and adjust or re-allocate our advertising spend across channels, customer segments and geographic markets in real-time to optimize the effectiveness of these activities. We expect to increase advertising spend in future periods to continue driving our growth. Increases in the pricing of one or more of our marketing and advertising channels could increase our marketing and advertising expenses or cause us to choose less expensive but possibly less effective marketing and advertising channels. If we implement new marketing and advertising strategies, we may incur significantly higher costs than our current channels, which, in turn, could adversely affect our operating results.

Implementing new marketing and advertising strategies also could increase the risk of devoting significant capital and other resources to endeavors that do not prove to be cost effective. We also may incur marketing and advertising expenses significantly in advance of the time we anticipate recognizing revenue associated with such expenses and our marketing and advertising expenditures may not generate sufficient levels of brand awareness or result in increased revenue. Even if our marketing and advertising expenses result in increased sales, the increase might not offset our related expenditures. If we are unable to maintain our marketing and advertising channels on cost-effective terms or replace or supplement existing marketing and advertising channels with similarly or more effective channels, our marketing and advertising expenses could increase substantially, our consignor and buyer base could be adversely affected, and our business, operating results, financial condition and brand could suffer.

We may experience damage or destruction to our merchandising and fulfillment facilities or retail stores in which we store all of the consigned luxury goods we offer through our online marketplace which may materially adversely impact our business and operating results.

We store the majority of the luxury goods we offer through our online marketplace in our merchandising and fulfillment facilities in California and New Jersey, with a small portion of luxury goods offered for sale in our three retail stores. Our merchandising and fulfillment facilities are located in areas that have a history of natural disasters, such as earthquakes and severe weather events, rendering our merchandising and fulfillment facilities vulnerable to damage. Any large scale damage to or catastrophic loss of goods stored in such merchandising and fulfillment facilities or retail stores, due to natural disasters or man-made disasters such as arson or theft or otherwise would result in liability to our consignors for the expected commission liability for the lost items, reduction in the value of our inventory and a significant disruption to our business. Additionally, given the nature of the unique consigned luxury goods we offer on our online marketplace, our ability to restore the supply of consigned luxury goods on our online marketplace would take time and would result in a limitation and delay of available supply for buyers which would negatively impact our revenue and operating results. While we carry insurance for the consigned luxury goods stored in these merchandising and fulfillment facilities, the number of carriers which provide for such insurance has declined, which has resulted in increased premiums and deductibles. The insurance we do carry may not continue to be available on commercially reasonable terms and, in any event, may not be adequate to cover all possible losses that our business could suffer. In the event that we suffer a catastrophic loss of any or all of our merchandising and fulfillment facilities and the consigned luxury goods stored in such facilities, our liabilities may exceed the maximum insurance coverage amount which would materially adversely impact our business and operating results.

We have experienced seasonal and quarterly variations in our revenue and operating results and, as a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal and historically we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions. We expect this to continue in the future. In anticipation of increased activity during the fourth quarter, we incur significant additional expenses, including additional marketing and staffing in our sales and customer support operations. In addition, we may experience an increase in our shipping costs due to complimentary upgrades, split-shipments and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays in processing consigned goods or fulfilling buyer orders, which could lead to lower consignor and/or buyer satisfaction. As a result of increased expenses or delays in shipping, if we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our consignors’ willingness to consign or unfavorable economic conditions, or adverse weather could have a disproportionate effect on our operating results for our entire fiscal year. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and may cause a shortfall in revenue related to expenses in a given period, which could substantially harm our business, operating results and financial condition.

Our industry is highly competitive and if we do not compete effectively our operating results could be adversely affected.

The resale market for luxury goods is highly competitive. We compete with vendors of new and pre-owned luxury goods, including branded luxury goods stores, department stores, traditional brick-and-mortar consignment stores, pawn shops, auction houses, specialty retailers, discount chains, independent retail stores, the online offerings of these traditional retail competitors, resale players focused on niche or single categories, as well as technology-enabled marketplaces that may offer the same or similar luxury goods and services that we offer. We believe our ability to compete depends on many factors within and beyond our control, including:

•	engaging and enhancing our relationships with existing consignors and buyers and attracting new consignors and buyers;

•	further developing our data science capabilities;

•	maintaining favorable brand recognition and effectively delivering our online marketplace to consignors and buyers;

•	identifying and delivering authentic luxury goods;

•	maintaining and increasing the amount, diversity and quality of brands and luxury goods that we or our competitors offer;

•	our ability to expand the categories of luxury goods our consignors consign and sell;

•	the price at which consigned, authenticated luxury goods through our online marketplace are offered;

•	the speed and cost at which we can authenticate and make available consigned luxury goods and deliver purchased goods to our buyers; and

•	the ease with which our consignors and buyers can consign, purchase and return goods.

Failure to adequately meet these demands may cause us to lose potential consignors and buyers which could harm our business.

Many of our competitors have longer operating histories, larger fulfillment infrastructures, greater brand recognition and technical capabilities, faster shipping times, lower-cost shipping, larger databases, greater financial, marketing, institutional and other resources and larger buyer bases than we do. As the market evolves, competitors may emerge. For example, Farfetch Ltd recently announced the launch of a new consignment service. Some of our competitors may have greater resources than we do, which may allow them to derive greater revenue and profits from their existing buyer bases, acquire consignors at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter the business of online luxury consignment, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger consignor or buyer bases or generate revenue from their existing buyer bases more effectively than we do. If we fail to compete effectively, our business and operating results may be adversely affected.

We rely on third parties to host our website and mobile app and to process payments made by buyers or to consignors on our online marketplace. Any significant disruption in service provided by, or termination of our relationship with, such third parties could damage our reputation and result in loss of buyers and consignors, which would harm our business and results of operations.

Our brand and ability to attract and retain consignors and buyers depends in part on the reliable performance of our network infrastructure and content delivery process. We have experienced, and expect that in the future we will experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints which could affect the availability of services on our platform and prevent or inhibit the ability of buyers to access our online marketplace or complete purchases on our website and app. We currently host our platform and support our operations using AWS. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. The continuing and uninterrupted performance of our online marketplace is critical to our success. Volume of traffic and activity on our online marketplace spikes on certain days and during certain periods of the year, such as during a Black Friday promotion and generally during the fourth quarter due to the seasonality of our business, and any interruption would be particularly problematic if it were to occur at such a high volume time. We also use Google services for our business emails, file storage and communications. Any disruption or failure in the services we receive from Google could harm our ability to run our business.

We rely on third-party payment processors to process payments made by buyers or to consignors on our online marketplace. If our third-party payment processors terminate their relationships with us or refuse to renew their agreements with us on commercially reasonable terms, we would need to find an alternate payment processor and may not be able to secure similar terms or replace such payment processors in an acceptable timeframe. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments, make payments to consignors or conduct other payment transactions, any of which could make our platform less convenient and attractive and adversely affect our ability to attract and retain buyers and consignors.

We must successfully gauge and respond to changing preferences among our consignors and buyers.

Our success is in large part dependent upon our ability to anticipate and identify trends in the market for pre-owned luxury goods in a timely manner and to obtain consignments of luxury goods that address those trends. We use data science to predict consignor and buyer preferences, and there can be no assurance that our data science will accurately anticipate consignor or buyer requirements. Lead times relating to these changing preferences may make it difficult for us to respond rapidly to new or changing trends. We have begun to expand our offerings and the impact on our business from these new offerings is not clear as it is difficult to accurately predict consignor and buyer preferences. To the extent we do not accurately predict the evolving preferences of our consignors and buyers, our ability to grow our business and our operating results would be adversely affected.

Failure to comply with applicable laws or regulations, including those relating to the sale of secondhand goods, may subject us to fines, penalties, loss of licensure, registration and approval or other governmental enforcement action.

The sale of consigned goods through our online marketplace is subject to regulation, including by regulatory bodies such as the U.S. Consumer Product Safety Commission, the Federal Trade Commission, the U.S. Fish and Wildlife Service and other international, federal, state and local governments and regulatory authorities. These laws and regulations are complex, vary from state to state and change often. We monitor these laws and regulations and adjust our business practices as warranted to comply. We receive luxury goods on consignment from numerous consignors located in all 50 U.S. states and Puerto Rico, and the goods we receive from our consignors may contain materials such as fur, python, ivory and other exotic animal product components, that are subject to regulation. Our standard consignor terms and conditions require consignors to comply with applicable laws when consigning their goods. Failure of our consignors to comply with applicable laws, regulations and contractual requirements could lead to litigation or other claims against us, resulting in increased legal expenses and costs. Moreover, failure by us to effectively monitor the application of these laws and regulations to our business, and to comply with such laws and regulations, may negatively affect our brand and subject us to penalties and fines.

Numerous U.S. states and municipalities, including the States of California and New York, have regulations regarding the handling of secondhand goods and licensing requirements of secondhand dealers. Such government regulations could require us to change the way we conduct business or our buyers conduct their purchases in ways that increase costs or reduce revenues, such as prohibiting or otherwise restricting the sale or shipment of certain items in some locations. We could also be subject to fines or other penalties which in the aggregate could harm our business.

Additionally, the luxury goods our consignors sell could be subject to recalls and other remedial actions and product safety, labeling and licensing concerns may require us to voluntarily remove selected goods from our online marketplace. Such recalls or voluntary removal of goods can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our operating results.

Some of the luxury goods sold through our online marketplace on behalf of our consignors may expose us to product liability claims and litigation or regulatory action relating to personal injury, environmental or property damage. We cannot be certain that our insurance coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms or at all. In addition, while all of our vendor agreements contain a standard indemnification provision, certain vendors may not have sufficient resources or insurance to satisfy their indemnity and defense obligations which may harm our business.

We rely on third parties to drive traffic to our website, and these providers may change their algorithms or pricing in ways that could negatively impact our business, operations, financial condition and prospects.

We rely in part on digital advertising, including search engine marketing, to promote awareness of our online marketplace, grow our business, attract new consignors and buyers and increase engagement with existing consignors and buyers. In particular, we rely on search engines, such as Google, and the major mobile app stores as important marketing channels. Search engine companies change their search algorithms periodically, and our ranking in searches may be adversely impacted by those changes. Search engine companies or app stores may also determine that we are not in compliance with their guidelines and penalize us as a result. If search engines change their algorithms, terms of service, display or the featuring of search results, determine we are out of compliance with their terms of service or if competition increases for advertisements, we may be unable to cost-effectively add consignors and buyers to our website and apps. Our relationships with our marketing vendors are not long term in nature and do not require any specific performance commitments. In addition, many of our online advertising vendors provide advertising services to other companies, including companies with whom we may compete. As competition for online advertising has increased, the cost for some of these services has also increased. Our marketing initiatives may become increasingly expensive and generating a return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, such increase may not offset the additional marketing expenses we incur.

Greater than expected product returns could have a negative impact on our revenue.

We allow buyers to return certain purchases from our website and retail stores under our return policy. We record a reserve for returns against proceeds to us from the sale of goods on our online marketplace in calculating revenue. We estimate this reserve based on historical return trends. The introduction of new products in the retail market, changes in consumer confidence or other competitive and general economic conditions may also cause actual returns to exceed our reserve for returns. We believe adverse economic conditions in the past have resulted in an increase in our returns, and we have also experienced higher than expected returns in connection with fourth quarter holiday buying. Additionally, most of the consigned luxury goods are valuable and require special handling and delivery. From time to time, such goods are damaged in transit which can increase return rates, increase our costs and harm our brand. Returned goods may also be damaged in transit as part of the return process which can significantly impact the price we are able to charge for such goods on our online marketplace. Any significant increase in returns that exceeds our reserves could adversely affect our revenue and operating results.

Compromises of our data security could cause us to incur unexpected expenses and may materially harm our reputation and operating results.

In the ordinary course of our business, we collect, process and store certain personal information and other data relating to individuals, such as our consignors, buyers and employees. We also maintain other information, such as our trade secrets and confidential business information, that is sensitive and that we seek to protect. We rely substantially on commercially available systems, software, tools and monitoring to provide security for our processing, transmission and storage of personal information and other confidential information. We or our vendors could be the subject of hacking, social engineering, phishing attacks or other attacks. We have faced these attacks previously. Due to these or other causes, we or our vendors may suffer a data breach or other security incident, which may allow hackers or other unauthorized parties to gain access to personal information or other data, including payment card data or confidential business information, and we might not discover such issues for an extended period. The techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target. As a result, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our employees, contractors, vendors or other third parties with whom we do business may attempt to circumvent security measures in order to misappropriate such personal information, confidential information or other data, or may inadvertently release or compromise such data. We expect to incur ongoing costs associated with the detection and prevention of security breaches and other security-related incidents. We may incur additional costs in the event of a security breach or other security-related incident. Any actual or perceived compromise of our systems or data security measures or those of third parties with whom we do business, or any failure to prevent or mitigate the loss of personal or other confidential information and delays in detecting or providing notice of any such compromise or loss could disrupt our operations, harm the perception of our security measures, damage our reputation, cause some participants to decrease or stop their use of our online marketplace and subject us to litigation, government action, increased transaction fees, regulatory fines or penalties or other additional costs and liabilities that could adversely affect our business, financial condition and operating results.

We cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, including our financial condition, operating results and reputation.

Our use and other processing of personal information and other data is subject to laws and obligations relating to privacy and data protection, and our failure to comply with such laws and obligations could harm our business.

Numerous state, federal and international laws, rules and regulations govern privacy, data protection and the collection, use and protection of personal information and other types of data we collect, use, disclose and otherwise process. These laws, rules and regulations are constantly evolving, and we expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions. For example, California enacted legislation in June 2018, the California Consumer Privacy Act (the “CCPA”) that will, among other things, require covered companies to provide new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information, when it goes into effect on January 1, 2020. The CCPA was amended in September 2018, and it is possible that it will be amended again before it goes into effect. It remains unclear what, if any, modifications will be made to the CCPA or how it will be interpreted. The CCPA may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Similarly, the European Commission adopted a General Data Protection Regulation (the “GDPR”) that became fully effective on May 25, 2018, imposing stringent EU data protection requirements.

We cannot yet fully determine the impact these or future laws, rules and regulations may have on our business or operations. These laws, rules and regulations may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of data, including personal information, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters.

Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules and regulations, or with other obligations to which we or such third parties are or may become subject, may result in actions against us by governmental entities, private claims and litigation, the expenditure of legal and other costs and of substantial time and resources, and fines, penalties or other liabilities. Any such action would be expensive to defend, may require the expenditure of substantial legal and other costs and substantial time and resources and likely would damage our reputation and adversely affect our business and operating results.

Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our product and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. Privacy, data protection and information security concerns, whether valid or not valid, may inhibit the use and growth of our online marketplace, particularly in certain foreign countries.

If we fail to attract and retain key personnel on our executive team or to effectively manage leadership succession, our business, financial condition and operating results could be adversely impacted.

Our success depends in part on our ability to attract and retain key personnel on our executive team. Senior employees have left our company in the past and others may in the future. We often cannot anticipate such departures, and may not be able to promptly replace key leadership personnel. The loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our Founder and Chief Executive Officer, Julie Wainwright, has unique and valuable experience from creating and leading our company from its inception through today. If she were to depart or otherwise reduce her focus on The RealReal, our business may be disrupted.

Labor-related matters, including labor disputes, may adversely affect our operations.

None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the negative effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in merchandising operations and shipping, and increases in our labor costs which could materially adversely affect our business, financial condition or results of operations.

Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

We have members from outside the United States who purchase items from our online marketplace, but we have not expanded our physical operations outside the United States. If we choose to expand our physical operations internationally, we would need to adapt to different local cultures, languages, standards, laws and regulations and policies. The online marketplace consignment business model we employ may not appeal to consignors and buyers outside of the United States. Furthermore, to succeed with clients in international locations, it will be necessary to locate merchandising and fulfillment facilities in foreign markets and hire local employees in those markets, and we may have to invest in such facilities before demonstrating that we can successfully run operations outside of the United States. We may not be successful in expanding into international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	our failure to localize our luxury consignment business model, including translation into foreign languages and adaptation for local cultures and customs;

•	different buyer demand dynamics, which may make our model and the merchandise we offer less successful compared to the United States;

•	competition from local firms that understand the local market and may operate more effectively;

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regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, import laws and regulations, custom duties, shipping of pre-owned goods from or into the U.S. or other trade restrictions or any unexpected changes thereto;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;

•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;

•	changes in a specific country’s or region’s political or economic conditions; and

•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

Our inability to replicate our business model for newer categories of consigned luxury goods in a timely and cost-effective manner may damage our business, financial condition and operating results.

Our women’s category accounted for approximately 67% of our GMV in 2018. We intend to deepen our penetration in other high-value categories such as men’s, jewelry and watches, and home and art. We continue to explore additional categories of luxury goods to serve our existing consignors and buyers and to attract new consignors and buyers. These additional category offerings may not have the same success, or gain traction with consignors and buyers as quickly, as our women’s offerings. If these additional categories of pre-owned luxury goods are not accepted by our existing consignors or buyers, or if such categories do not attract new consignors or buyers, our revenues may fall short of expectations, our brand and reputation could be adversely affected and we may incur expenses that are not offset by revenues. In addition, our business may be adversely affected if we are unable to attract new and repeat consignors that supply the necessary high-quality, appropriately priced and in-demand luxury merchandise in these additional categories, and these categories of goods may also have a different range of margin profiles than the goods currently sold through our online marketplace. Additionally, as we enter into new categories, potential consignors may demand higher commissions than our current categories, which would adversely affect our take rate and operating results. Expansion of our offerings may also strain our management and operational resources, specifically the need to hire and manage additional authentication and market experts. We may also face greater competition in specific categories from companies that are more focused on these categories. If any of these were to occur, it could damage our reputation, limit our growth and have an adverse effect on our operating results.

Our business, including our costs and supply of consigned goods, is subject to risks associated with sourcing, processing, warehousing and shipping.

Nearly all of the luxury goods we offer through our online marketplace are initially sourced from consignors who are individuals. As a result, we may be subject to periodic fluctuations in the number, brands and quality of goods sold through our online marketplace on behalf of our consignors. Our operating results could be negatively impacted by these fluctuations. In addition, as we expand into new categories of luxury goods, our payments to our consignors may rise relative to our existing categories, which could adversely affect our operating results.

We can make no assurance that goods we receive from consignors will be of sufficient quality or free from damage, or that such goods will not be damaged during shipping, while stored in one of our merchandising and fulfillment facilities or when shipped to buyers. While we take measures to avoid damage, conduct inspections of consigned goods and inspect returned products, we cannot control items while they are out of our possession or prevent all damage while in our merchandising and fulfillment facilities. For example, we have in the past and may in the future experience contamination, such as mold, bacteria, insects and other pests, in the goods shipped to us by our consignors, which may cause contamination of the goods stored in our merchandising and fulfillment facilities or while shipping to buyers. If we are unable to detect and quarantine such contaminants at the time such goods are initially received in our merchandising and fulfillment facilities, some or all of the goods stored in such facilities could be contaminated. We may incur additional expenses and our reputation could be harmed if clients and potential clients believe that the luxury goods we offer on behalf of our consignors is not of high-quality or may be damaged or contain contaminants.

We could be liable for fraudulent or unlawful activities of consignors.

We may fail to prevent consignors from consigning stolen goods. Government regulators and law enforcement officials may allege that our services violate, or aid and abet violations of certain laws, including laws restricting or prohibiting the transferability and, by extension, the resale, of stolen goods. Our form of consignor agreement includes a representation that the consignor has the necessary right and title to the goods they may consign, and we include such a rule and requirement in our terms of service prohibiting the listing of stolen or otherwise illegal products. In addition, we have implemented other protective measures to detect such products. If these measures prove inadequate, we may be required to spend substantial resources to take additional protective measures which could negatively impact our operations. Any costs incurred as a result of potential liability relating to the alleged or actual sale of stolen goods could harm our business. In addition, negative publicity relating to the actual or perceived listing or sale of stolen goods using our services could damage our reputation, and make our consignors and buyers reluctant to use our services. To the extent any of this occurs, it could harm our business or damage our reputation and we could face liability for such unlawful activities. Despite measures taken by us to detect stolen goods, to cooperate fully with law enforcement, and to respond to inquiries regarding potentially stolen goods, any resulting claims or liabilities could harm our business.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We currently rely on major vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, it could negatively impact our operating results and our consignors’ and buyers’ experience. In addition, our ability to receive inbound consignments efficiently and ship luxury goods to buyers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism and similar factors. Because of the seasonality of our business, we tend to ship more goods in the fourth quarter than any other quarter. Disruption to delivery services due to winter weather in the fourth quarter could result in delays that could adversely affect our reputation or operational results. If our goods are not delivered in a timely fashion or are damaged or lost during the consignment or the delivery process, our consignors or buyers could become dissatisfied and cease using our services, which would adversely affect our business and operating results.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraudulent transactions, including the use of stolen credit card numbers, claims that a consignment of a good was not authorized and that a buyer did not authorize a purchase. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could result in us paying higher fees or losing the right to accept credit cards for payment. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action or lead to expenses that could substantially impact our operating results.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails, push notifications and text messages as part of our omni-channel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Information concerning us or our consignors and brands, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, operating results, financial condition and prospects.

We may not accurately forecast revenue and appropriately plan our expenses.

We rely on constant replenishment of consigned goods to sustain and grow our revenue, and our revenue in a given period can be difficult to predict. Additionally, our business is affected by general economic and business conditions. A downturn in the United States or global economies may result in decreased consumer disposable income and decreased purchases. We make certain assumptions when planning our expenses based on our expected revenue. These assumptions are partly based on historical results. Because our operating expenses are relatively fixed in the short term, any failure to achieve our revenue expectations would have a direct, adverse effect on our operating results. If actual results differ from our estimates, the trading price of our common stock may be adversely affected.

If we cannot successfully protect our intellectual property, our business could suffer.

We rely on a combination of intellectual property rights, contractual protections and other practices to protect our brand, proprietary information, technologies and processes. We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide a service similar to ours, which could harm our competitive position. Our principal trademark assets include the registered trademark “The RealReal” and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “therealreal.com” Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. If we are unable to protect our trademarks or domain names, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our operating results would be adversely impacted. Further, to the extent we pursue patent protection for our innovations, patents we may apply for may not issue, and patents that do issue or that we acquire may not provide us with any competitive advantages or may be challenged by third parties. There can be no assurance that any patents we obtain will adequately protect our inventions or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

We could be required to pay or collect sales taxes in jurisdictions in which we do not currently do so, with respect to past or future sales. This could adversely affect our business and operating results.

An increasing number of states have considered or adopted laws that impose tax collection obligations on out-of-state sellers of goods. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al (“Wayfair”), that online sellers can be required to collect sales tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, states or local governments and taxing authorities may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. While we collect and remit sales taxes in every state that requires sales taxes to be collected, including states where we do not have a physical presence, the adoption of new laws by, or a successful assertion by the taxing authorities of, one or more state or local governments requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments and taxing authorities of sales tax collection obligations on out-of-state ecommerce businesses could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a materially adverse impact on our business and operating results.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.

The application of the income and tax laws is subject to interpretation. Although we believe our tax methodologies are compliant, a taxing authority’s final determination in the event of a tax audit could materially differ from our past or current methods for determining and complying with our tax obligations, including the calculation of our tax provisions and accruals, in which case we may be subject to additional tax liabilities, possibly including interest and penalties. Furthermore, taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and stricter enforcement by taxing authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and operating results.

Many of the underlying laws, rules and regulations imposing taxes and other obligations were established before the growth of the Internet and ecommerce. U.S. federal, state and local taxing authorities are currently reviewing the appropriate treatment of companies engaged in Internet commerce and considering changes to existing tax or other laws that could levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. If such tax or other laws, rules or regulations are amended, or if new unfavorable laws, rules or regulations are enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to our buyers or consignors, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

Recently enacted legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 made a number of significant changes to the current U.S. federal income tax rules, including reducing the generally applicable corporate tax rate from 35% to 21%, imposing additional limitations on the deductibility of interest, placing limits on the utilization of net operating losses and making substantial changes to the international tax rules. Many of the provisions of the Tax Cuts and Jobs Act still require guidance through the issuance and/or finalization of regulations by the U.S. Department of the Treasury in order to fully assess their effect, and there may be substantial delays before such regulations are promulgated and/or finalized, increasing the uncertainty as to the ultimate effect of the Tax Cuts and Jobs Act on us and our stockholders. There also may be technical corrections legislation or other legislative changes proposed with respect to the Tax Cuts and Jobs Act, the effect of which cannot be predicted and may be adverse to us or our stockholders.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial net operating losses (“NOLs”), during our history. Unused NOLs may carry forward to offset future taxable income if we achieve profitability in the future, unless such NOLs expire under applicable tax laws. However, under the rules of Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs and other pre-change tax attributes to offset its post-change taxable income or taxes may be limited. The applicable rules generally operate by focusing on changes in ownership among stockholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. To date, we have not undertaken an analysis of whether we have experienced a change of control that would limit our ability to use our NOLs. As a result of these rules, in the event that it is determined that we have experienced an ownership change in the past, or if we experience one or more ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income, if any. In addition, the Tax Cuts and Jobs Act imposes certain limitations on the deduction of NOLs generated in tax years that began on or after

January 1, 2018, including a limitation on use of NOLs to offset 80% of taxable income and the disallowance of NOL carryback. Although NOLs generated in tax years before 2018 may still be used to offset future income without limitation, the recent legislation may limit our ability to use our NOLs to offset any future taxable income.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our online marketplace services, expand our categories of pre-owned luxury goods, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

Our reported results of operations may be adversely affected by changes in generally accepted accounting principles.

Generally accepted accounting principles are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have been a private company and, as such, we have not been subject to the internal control and financial reporting requirements applicable to a publicly-traded company. We are required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the date we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 404 of the Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations, document our controls and perform testing of our key controls over financial reporting to allow management and our independent public accounting firm to report on the effectiveness of our internal control over financial reporting. Our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

We may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported financial information, and our stock price could decline.

Risks Relating to Our Initial Public Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us, and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our consignor or buyer base, the level of consignor and buyer engagement, revenue or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•

additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” period ends;

•	hedging activities by market participants;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many online marketplace and other technology companies’ stock prices. Stock prices often fluctuate in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

An active trading market for our common stock may never develop or be sustained.

We have applied to list our common stock on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “REAL.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees and service providers who obtain equity, sell or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of              , on the completion of this offering, we will have outstanding a total of             shares of common stock. Of these shares, only the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors, executive officers and other holders of substantially all our outstanding equity securities are subject to lock-up agreements that restrict their ability to sell or transfer their shares for a period of 180 days after the date of this prospectus subject to certain exceptions. However, Credit Suisse Securities (USA) LLC and BofA Securities, Inc. may, in their sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, all             shares outstanding as of             (assuming the closing of the offering) will be eligible for sale in the public market, of which             shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and various vesting agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition,              shares of common stock were subject to outstanding stock options as of             and outstanding stock options to purchase an aggregate of             shares of common stock were granted subsequent to             . These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of common stock subject to stock options outstanding and reserved for issuance under our stock plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreement described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline.

We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively.

The principal purposes of this offering are to create a public market for our common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital to support further growth in our business. In addition, 1% of the net proceeds of this offering will be used to fund The RealReal Foundation, a Delaware non-profit organization formed to engage in charitable activities. We cannot specify with any certainty the particular uses of the remaining net proceeds that we will receive from this offering. Our management will have broad discretion in applying the net proceeds we receive from this offering. We may use the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our common stock.

Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Also, to the extent outstanding options and warrants to purchase our shares of our common stock are exercised or options or other stock-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock. As a result, purchasers of our common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our common stock and further dilute their ownership interest.

Operating as a public company will require us to incur substantial costs and will require substantial management attention.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC. The rules and regulations of Nasdaq will also apply to us following this offering. As part of the new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming.

We expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance. Given recent developments in the market for such coverage, we expect to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

Delaware law and provisions in our certificate of incorporation and bylaws that will be in effect on the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our certificate of incorporation and bylaws that will be in effect on the completion of this offering contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our certificate of incorporation or bylaws that will be in effect on the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. For information regarding these and other provisions, see section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Our certificate of incorporation will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our certificate of incorporation or our bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, and our ability to achieve and maintain future profitability;

•	our ability to effectively manage or sustain our growth and to effectively expand our operations;

•	our strategies, plans, objectives and goals;

•	the market demand for authenticated, pre-owned luxury goods and new and pre-owned luxury goods in general and the online market for luxury goods;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our ability to attract and retain consignors and buyers;

•	our ability to increase the supply of luxury goods offered through our online marketplace;

•	our ability to timely and effectively scale our operations;

•	our ability to enter international markets

•	our ability to optimize, operate and manage our merchandising and fulfillment facilities;

•	our ability to develop and protect our brand;

•	our ability to comply with laws and regulations;

•	our expectations regarding outstanding litigation;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	economic and industry trends, projected growth or trend analysis;

•	seasonal sales fluctuations;

•	our ability to add capacity, capabilities and automation to our operations;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus and, although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, including market size and growth rates of the markets in which we participate, and discussion of our general expectations, market position, and market opportunity. Although we are responsible for the disclosure contained in this prospectus, this information is based on various sources, including reports and publications from the Association of Resale Professionals, Bain & Company, Inc., Cone Communications LLC, Ellen MacArthur Foundation, McKinsey & Company, Inc., Organisation for Economic Co-operation and Development, Pew Research Center and U.S. Census Bureau and other industry publications, surveys and forecasts, on assumptions that we have made that are based on such data and other similar sources and on our knowledge of the markets for our services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates.

The reports and publications appearing in this prospectus consist of:

•	The Association of Resale Professionals, Industry Statistics & Trends, August 2018.

•

Bain & Company, Inc., Luxury Goods Worldwide Market Study, December 2018. Information contained in this prospectus from this report was converted from euro to U.S. dollars at an exchange rate of $1.12991 as of the date of the release of the report, November 15, 2018.

•	Cone Communications LLC, 2017 Cone Gen Z CSR Study: How to Speak Z, September 2017.

•	Ellen MacArthur Foundation, A New Textiles Economy: Redesigning Fashion’s Future, November 2017.

•	Ellen MacArthur Foundation and the Circular Fibres Initiative, One garbage truck of textiles wasted every second: report creates vision for change, November 2017.

•	Frost & Sullivan, Inc., Total Addressable Market Assessment for the Luxury Resale Market, May 2019.

•	McKinsey & Company, Inc., The State of Fashion 2019, November 2018.

•	McKinsey & Company, Inc., Style that’s sustainable: a new fast-fashion formula, October 2016.

•	Organisation for Economic Co-operation and Development, Trends in Trade in Counterfeit and Pirated Goods, March 2019.

•	Organisation for Economic Co-operation and Development, Trade in fake goods is now 3.3% of world trade and rising, March 18, 2019.

•	Pew Research Center, Millennials are the largest generation in the U.S. labor force, April 2018.

•	U.S. Census Bureau, Millennials Outnumber Baby Boomers and Are Fare More Diverse, Census Bureau Reports, June 2015.

Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the              shares of common stock that we are selling in this offering will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise their option to purchase additional common stock in this offering, we estimate that our net proceeds will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1 million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds from this offering by $             million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to create a public market for our common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital to support further growth in our business. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. In addition, 1% of the net proceeds will be used to fund The RealReal Foundation, a Delaware non-profit organization formed to engage in charitable activities. We also intend to use a portion of the net proceeds to pay a $0.3 million success fee to the lender under our term loan facility. We may also use a portion of the net proceeds to acquire, invest in or obtain rights to complementary technologies, products, services or businesses. There are no such transactions under consideration at this time.

Because we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit or U.S. government backed securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock is limited by the terms of our existing term loans and may be limited by any future debt instruments or preferred securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the conversion of all of the outstanding shares of our preferred stock into an aggregate of 116,727,269 shares of our common stock, assuming an initial offering price of $                 per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus; (2) the conversion of the preferred stock warrants to common stock warrants and the related reclassification of the preferred stock warrant liability to additional paid-in capital; and (3) the filing and effectiveness of our certificate of incorporation which will be effective immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments above, our issuance and sale of                  shares of our common stock in this offering at the assumed initial offering price of $             per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Selected Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Cash and cash equivalents	$88,790	$88,790	$

Total debt	$7,996	$7,996	$
Redeemable convertible preferred stock, $0.00001 par value; 37,403,946 shares authorized; 37,403,946 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	198,308	—
Convertible preferred stock $0.00001 par value; 77,781,921 shares authorized; 77,556,411 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	169,098	—
Stockholders’ (deficit) equity:
Common stock, $0.00001 par value; 155,649,887 shares authorized; 18,674,312 shares issued and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—	1
Additional paid-in capital	—	368,295
Other comprehensive loss	3	3
Accumulated deficit	(280,982)	(280,982)

Total stockholders’ (deficit) equity	(280,979)	87,317

Total capitalization	$94,423	$95,313	$

(1) Each

$1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $            , assuming that the number of

shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $            , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

The number of shares of common stock that will be outstanding after this offering is based on 135,401,581 shares of our common stock outstanding as of March 31, 2019 and excludes:

•

18,408,192 shares of common stock issuable upon exercise of options outstanding, as of March 31, 2019, at a weighted-average exercise price of $1.66 per share under our 2011 Equity Incentive Plan (“2011 Plan”);

•	2,009,650 shares issuable upon exercise of options outstanding, granted after March 31, 2019, at a weighted-average exercise price of $5.29 per share under our 2011 Plan;

•	11,484 shares of common stock issuable upon exercise of common stock warrants, outstanding as of March 31, 2019 at a weighted average exercise price of $1.74 per share;

•	207,127 shares of common stock issuable upon exercise of preferred stock warrants, outstanding as of March 31, 2019 at a weighted average exercise price of $1.67 per share;

•

1,612,450 shares of common stock reserved for future issuance under our 2011 Plan, as of March 31, 2019, which shares will be added to the shares reserved for future issuance under our 2019 Equity Incentive Plan (“2019 Plan”);

•

                 shares of common stock initially reserved for future issuance under our 2019 Equity Incentive Plan which became effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

•

                 shares of common stock initially reserved for issuance under our 2019 Employee Stock Purchase Plan (“ESPP”), which became effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of March 31, 2019 was $85.6 million, or $0.63 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of March 31, 2019, after giving effect to the conversion of all of our preferred stock into shares of common stock immediately prior to the completion of this offering, assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus and the conversion of the preferred stock warrants to common stock warrants and the related reclassification of the preferred stock warranty liability to additional paid-in capital. After giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated offering price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of would have been $            , or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2019	$0.63
Increase in pro forma net tangible book value per share attributable to this offering per share to existing investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share of common stock, the midpoint of the estimated offering price range on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and increase (decrease) the dilution to new investors by $             per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             per share and decrease (increase) the dilution to new investors by approximately $             per share, in each case assuming the assumed initial public offering price of $             per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $            per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $            per share.

The following table summarizes, as of                     , on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated offering price range on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing investors			%	$		%	$
New investors

Total		100%		$	100%

The table above assumed no exercise of the underwriters’ option to purchase                additional shares in this offering. If the underwriters exercise in full their option to purchase additional shares from us, the number of shares held by new investors will increase to              shares, or         % of the total number of shares outstanding following the completion of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the estimated offering price range on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of common stock that will be outstanding after this offering is based on 135,401,581 shares of our common stock outstanding as of March 31, 2019 and excludes:

•	18,408,192 shares of common stock issuable upon exercise of options outstanding, as of March 31, 2019, at a weighted-average exercise price of $1.66 per share under the 2011 Plan;

•	2,009,650 shares issuable upon exercise of options outstanding, granted after March 31, 2019, at a weighted-average exercise price of $5.29 per share under our 2011 Plan;

•	11,484 shares of common stock issuable upon exercise of common stock warrants, outstanding as of March 31, 2019 at a weighted average exercise price of $1.74 per share;

•	207,127 shares of common stock issuable upon exercise of preferred stock warrants, outstanding as of March 31, 2019 at a weighted average exercise price of $1.67 per share;

•

1,612,450 shares of common stock reserved for future issuance under our 2011 Plan, as of March 31, 2019, which shares will be added to the shares reserved for future issuance under our 2019 Equity Incentive Plan (“2019 Plan”);

•

                 shares of common stock initially reserved for future issuance under our 2019 Equity Incentive Plan which became effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and

•

            shares of common stock initially reserved for issuance under the ESPP, which became effective on the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Our 2019 Equity Incentive Plan provides that the number of available shares will increase on an annual basis, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2029. The annual increase will be equal to     % of the number of shares of common stock outstanding on the first day of such fiscal year, shares of our common stock or such lesser amount as determined by our board of directors. The 2019 Equity Incentive Plan also provides that the available shares under the plan will be increased for any shares of our common stock granted pursuant to awards under the 2019

Equity Incentive Plan or the 2011 Equity Incentive Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Equity Compensation Plans.”

In addition, the ESPP provides that the number of available shares will automatically increase on the first trading day in January of each calendar year, commencing January 2020, by an amount equal to the lesser of              % of the shares of our common stock issued and outstanding on December 31 of the immediately preceding calendar year,             shares of our common stock or such lesser amount as is determined by our board of directors, as more fully described in the section titled “Executive Compensation—Equity Compensation Plans.”

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL AND OTHER DATA

The selected statement of operations data for the years 2017 and 2018 and the selected balance sheet data as of December 31, 2017 and 2018 are derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the three months ended March 31, 2018 and 2019 and the balance sheet data as of March 31, 2019 are derived from our unaudited financial statements appearing elsewhere in this prospectus. We have prepared the unaudited financial statements on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the following selected financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

Statement of Operations Data

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands, except share and per share data)
Revenue:
Consignment and service revenue	$121,210	$183,991	$40,999	$56,236
Direct revenue	12,661	23,385	5,460	13,019

Total revenue	133,871	207,376	46,459	69,255

Cost of revenue:
Cost of consignment and service revenue	35,657	50,855	11,577	15,946
Cost of direct revenue	10,572	19,603	4,277	10,927

Total cost of revenue	46,229	70,458	15,854	26,873

Gross profit	87,642	136,918	30,605	42,382

Operating expenses(1):
Marketing	36,711	42,165	9,634	11,733
Operations and technology	58,680	104,929	21,332	31,544
Selling, general and administrative	44,035	63,728	13,524	22,319

Total operating expenses	139,426	210,822	44,490	65,596

Loss from operations	(51,784)	(73,904)	(13,885)	(23,214)
Interest income	355	1,046	84	405
Interest expense	(762)	(1,152)	(197)	(131)
Other expense, net	(60)	(1,656)	(108)	(282)

Loss before provision for income taxes	(52,251)	(75,666)	(14,106)	(23,222)
Provision for income taxes	57	99	—	—

Net loss	$(52,308)	$(75,765)	$(14,106)	$(23,222)

Accretion of redeemable convertible preferred stock to redemption value	(2,610)	(8,922)	$(1,109)	$(3,355)

Net loss attributable to common stockholders	$(54,918)	$(84,687)	$(15,215)	$(26,577)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(3.37)	$(5.06)	$(0.92)	$(1.53)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted(2)	16,291,653	16,730,803	16,599,476	17,411,487

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(0.67)		$(0.18)

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted(2)		112,804,256		125,064,556

(1)	Operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands)
Marketing	$129	$164	$34	$68
Operations and technology	625	1,160	273	490
Selling, general and administrative	1,099	1,587	238	551

Total	$1,853	$2,911	$545	$1,109

(2)

See Notes 2 and 13 to our financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

Balance Sheet Data

	As of December 31,		As of March 31, 2019
	2017	2018
	(In thousands)
Cash and cash equivalents	$16,486	$34,393	$88,790
Short-term investments	12,421	27,131	14,246
Total assets	75,965	135,417	187,113
Total liabilities	79,594	98,907	100,686
Redeemable convertible preferred stock	50,367	151,381	198,308
Convertible preferred stock	122,990	142,819	169,098
Accumulated deficit	(181,571)	(257,665)	(280,982)
Total stockholders’ deficit	(176,986)	(257,690)	(280,979)

Non-GAAP Financial Measures

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure as an overall assessment of our performance, to evaluate the effectiveness of our business strategies and for business planning purposes. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies.

We calculate Adjusted EBITDA as net loss before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation and certain one-time expenses. Adjusted EBITDA has certain limitations as the measure excludes the impact of certain expenses that are included in our statements of operations that are necessary to run our business and should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The following table presents a reconciliation of Adjusted EBITDA from net loss for 2017 and 2018 and the three months ended March 31, 2018 and 2019:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands)
Adjusted EBITDA Reconciliation:

Net loss	$(52,308)	$(75,765)	$(14,106)	$(23,222)
Add (deduct):
Depreciation and amortization	5,634	9,290	1,998	2,808
Stock-based compensation	1,853	2,911	545	1,109
Compensation expense related to stock sales by current and former employees	—	847	—	819
Vendor services settlement	—	2,000	—	—
Interest income	(355)	(1,046)	(84)	(405)
Interest expense	762	1,152	197	131
Other expense, net	60	1,656	108	282
Provision for income taxes	57	99	—	—

Adjusted EBITDA	$(44,297)	$(58,856)	$(11,342)	$(18,478)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information included in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full calendar year or any other period.

Overview

We are the world’s largest online marketplace for authenticated, consigned luxury goods. We are revolutionizing luxury resale by providing an end-to-end service that unlocks supply from consignors and creates a trusted, curated online marketplace for buyers globally. Over the past eight years, we have cultivated a loyal and engaged consignor and buyer base through continuous investment in our technology platform, logistics infrastructure and people. We aggregate and curate unique, pre-owned luxury supply that is exclusive to The RealReal across multiple categories, including women’s, men’s, kids’, jewelry and watches, and home and art. We have built a vibrant online marketplace that we believe expands the overall luxury market, promotes the recirculation of luxury goods and contributes to a more sustainable world.

We have transformed the luxury consignment experience by removing the friction and pain points inherent in the traditional consignment model. For consignors, we provide White Glove in-home consultation and pickup, drop off at one of our eleven LCOs, three of which are located in our retail stores, or complimentary shipping directly to our merchandising and fulfillment facilities. We leverage our proprietary transactional database and market insights from approximately 9.4 million item sales since inception to deliver optimal pricing and rapid sell-through. For buyers, we offer highly coveted and exclusive authenticated pre-owned luxury goods at attractive values, as well as a high-quality experience befitting the products we offer. Our online marketplace is powered by our proprietary technology platform, including consumer facing applications and purpose-built software that supports our complex, single-SKU inventory model and merchandising operations.

The substantial majority of our revenue is generated by consignment sales. We also generate revenue from other services and direct sales.

•

Consignment and service revenue. When we sell goods through our online marketplace on behalf of our consignors, we retain a percentage of the proceeds, which we refer to as our take rate. Take rates vary depending on the total value of goods sold through our online marketplace on behalf of a particular consignor as well as the category and price point of the items. In 2018, and the three months ended March 31, 2019, our overall take rate on consigned goods was 35.5% and 35.3% respectively. Additionally, we earn revenue from shipping fees and from our subscription program, First Look, in which we offer buyers early access to the items we sell in exchange for a monthly fee.

•

Direct revenue. In certain cases, such as when we accept returns from buyers after we have already remitted sale proceeds to the consignor, we take ownership of goods and retain 100% of the proceeds when the goods subsequently resell through our online marketplace.

We generate revenue from orders processed through our website, mobile app and three retail stores located in New York and Los Angeles. Our omni-channel experience enables buyers to purchase anytime and anywhere. We have a global base of approximately 11.4 million members as of March 31, 2019. We count as a member any user who has registered an email address on our website or downloaded our mobile app, thereby agreeing to our terms of service.

The following graph illustrates key developments in the evolution of our business over the past eight years.

Through March 31, 2019, we have cumulatively paid $987.7 million in commissions to our consignors. In 2017 and 2018, our GMV was $492.2 million and $710.8 million, respectively, representing an annual growth rate of 44%. In 2017 and 2018, our total revenue was $133.9 million and $207.4 million, respectively, representing an annual growth rate of 55%. In 2017 and 2018, our gross profit was $87.6 million and $136.9 million, respectively, representing an annual growth rate of 56%.

Factors Affecting Our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability.

Supply and Demand

Consignor growth and retention. We grow our sales by increasing the supply of luxury goods offered through our consignment online marketplace. In 2018, consignors consigned approximately 2.6 million items on our online marketplace, a 52% increase over 2017. In 2017 and 2018, approximately 60% and 80% of the products on our online marketplace sold within 30 days and 90 days. In addition to sales velocity, we measure the ratio of demand versus supply in a given period, which we refer to as our online marketplace sell-through ratio. Sell-through ratio is defined as GMV in the period divided by the aggregate initial value of items added to our online marketplace in the period. In 2017 and 2018, our marketplace sell-through ratios were 93% and 96%, respectively.

We grow our supply both by attracting new consignors and by creating lasting engagement with existing consignors. We generate leads for new consignors principally through our advertising activity. We convert those leads into active consignors through the activities of our sales professionals, who are trained and incentivized to identify and source high-quality, coveted luxury goods from consignors. Our sales professionals form a consultative relationship with consignors and deliver a high-quality, rapid consigning experience. Our existing relationships with consignors allow us to unlock valuable supply across multiple categories within the home, including women’s, men’s, kids’, jewelry and watches, and home and art. We leverage our proprietary transactional database and market insights based on approximately 9.4 million item sales since inception to deliver consignors optimal pricing and rapid sell-through. If we fail to continue to attract consignors to our online marketplace or grow available supply over time, our operating results would be adversely affected.

Our growth has been driven in significant part by repeat sales from existing consignors concurrent with growth of our consignor base. The graph on the left shows trends in annual GMV for consignor cohorts for each year beginning in 2014. Each cohort represents all consignors that first sold across our online marketplace in the designated year and the aggregate GMV sold by such cohort for the initial year and each year thereafter. The graph on the right shows the percentage of GMV in each year from our repeat consignors. GMV from repeat consignors reflects sales made after their first consignment. As shown below, consignors in historical cohorts continue to drive the significant majority of sales on our platform.

Annual GMV by Consignor Cohort ($ in millions)	Repeat Consignors (% of GMV)

Buyer growth and retention. We grow our business by attracting and retaining buyers. We attract and retain buyers by offering highly coveted, authenticated, pre-owned luxury goods at attractive values and delivering a high-quality, luxury experience. We measure our success in attracting and retaining buyers by tracking buyer satisfaction and purchasing activity over time. We have experienced high buyer satisfaction, as evidenced by our net promoter score of 74 as of February 2019. If we fail to continue to attract and retain our buyer base to our online marketplace, our operating results would be adversely affected.

The graph on the left shows trends in purchasing activity for buyer cohorts for each year beginning in 2014. Each cohort represents all buyers that first purchased across our online marketplace in the designated year and the aggregate GMV purchased by such cohort for the initial year and each year thereafter. As illustrated in the graph below, buyer cohorts maintain approximately the same level of spend in each year following their initial year of purchase, as buyers with recurring purchase habits increase their total spend on our online marketplace over time. The graph on the right shows the percentage of GMV in each year from our repeat buyers. GMV from repeat buyers reflects purchases made after their initial purchase month.

Annual GMV by Buyer Cohort ($ in millions)	Repeat Buyers (% of GMV)

We believe there is substantial opportunity to grow our business by having buyers also become consignors and vice versa. As of March 31, 2019, 13% of our buyers had become consignors and 53% of our consignors had become buyers. The graph below shows the percentage of GMV in each year from buyers who have participated as both buyers and consignors on our online marketplace. GMV attributable to consigning activity of such buyers is not included.

Buyers Who are Also Consignors

(% of GMV)

Buyer acquisition cost. Our financial performance depends on effectively managing the expenses we incur to attract and retain buyers. We closely monitor our efficiency in acquiring new buyers. Our buyer acquisition cost (“BAC”) for a given period is comprised of our total advertising spend, which is principally the cost of television, digital and direct mail advertising, divided by the number of buyers acquired in that period. We adjust or re-allocate our advertising in real-time to optimize our spend across channels, buyer demographics and geographies to improve our return on advertising spend. Our BAC has declined over time as we have achieved greater efficiency from our marketing spend.

Buyer Acquisition Cost

We also evaluate the success of our buyer acquisition activity by comparing the lifetime value of buyers (“BLTV”) attracted in a given period to the aggregate BAC in that same period. We calculate BLTV as the cumulative gross profit attributable to purchases by such buyers. The BLTV to BAC ratio in excess of 1.0 for all cohorts presented after 12 months reflects that each cohort has achieved payback at least equal to BAC within 1 year after acquisition. We have observed that BLTV for buyers who are also consignors is significantly higher than for buyers who have not also consigned.

The following graphs depict the BLTV to BAC ratio by annual cohort since 2015 in the aggregate and for buyers who are also consignors, respectively. BLTV in the graph on the right includes only gross profit attributable to transactions in which the members participated as buyers and does not include gross profit attributable to transactions in which the member participated as a consignor.

BLTV : BAC – All Buyers	BLTV : BAC – Buyers who are also Consignors

Scaling operations and technology. To support the future growth of our business, we are expanding our capacity through investments in physical infrastructure, talent and technology. We principally conduct our intake, authentication, merchandising and fulfillment operations in our four leased merchandising and fulfillment facilities located in California and New Jersey comprising an aggregate of approximately 1 million square feet of space. We secured leases on more than half of this space in 2018 and are in the process of bringing this space online. The market for real estate to support operations centers such as ours is becoming increasingly competitive, and we will need to continue to secure and efficiently bring online additional capacity to support future growth. The opening of our retail stores in New York in late 2017 and Los Angeles in mid-2018 significantly contributed to the increase in operations and technology expense in 2018. We opened a second retail store in New York in May 2019 and we intend to open additional retail stores in the future. In addition to scaling our physical infrastructure, growing our single-SKU business operations requires that we attract, train and retain highly-skilled personnel for purposes of authentication, copywriting, merchandising, pricing and fulfilling orders. We are also investing substantially in technology to automate our operations and support growth. While we expect our operations and technology development expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of total revenue over the longer-term.

Seasonality. We have observed trends in seasonality of supply and demand in our business that we believe will continue. Specifically, our supply increases in the third and fourth quarters, and our demand increases in the fourth quarter. As a result of this seasonality, we typically see stronger AOV and more rapid sell-through in the fourth quarter. We also incur higher operating expenses in the last four months of the year as we increase advertising spend to attract consignors and buyers and increase headcount in sales and operations to handle the higher volumes.

Key Financial and Operating Metrics

The key operating and financial metrics that we use to assess the performance of our business are set forth below for 2017, 2018 and the three months ended March 31, 2018 and 2019.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands, except AOV and percentages)
GMV	$492,205	$710,750	$158,378	$224,116
NMV	$349,229	$506,589	$113,347	$160,538
Number of orders	1,123	1,595	356	498
Take rate	33.7%	35.5%	35.1%	35.3%
Active buyers	291	416	326	456
AOV	$438	$446	$445	$450
Adjusted EBITDA	$(44,297)	$(58,856)	$(11,342)	$(18,478)

GMV

GMV represents the total amount paid for goods across our online marketplace in a given period. We do not reduce GMV to reflect product returns or order cancellations, which totaled 29.0%, 28.7% and 25.8% of GMV in 2017, 2018 and the three months ended March 31, 2019, respectively. GMV includes amounts paid for both consigned goods and our inventory net of platform-wide discounts and excludes the effect of direct buyer incentives, shipping fees and sales tax. Buyer incentives consist of coupons or promotions that offer credits in connection with purchases on our platform. We believe this is the primary measure of the scale and growth of our online marketplace and the key indicator of the health of our consignor ecosystem. We monitor trends in GMV to inform budgeting and operational decisions to support and promote growth in our business and to monitor our success in adapting our business to meet the needs of our consignors and buyers. While GMV is the primary driver of our revenue, it is not a proxy for revenue or revenue growth.

NMV

NMV, or net merchandise value, represents GMV less product returns and order cancellations and directed buyer incentives. NMV includes amounts paid for both consigned goods and our inventory. We believe NMV is a useful supplemental measure of the scale and growth of our online marketplace as it is the basis for calculating consignor commissions and is therefore an important indicator of the health of our consignor ecosystem for investors. Like GMV, NMV is not a proxy for revenue or revenue growth.

Number of Orders

Number of orders means the total number of orders placed across our online marketplace in a given period. We do not reduce number of orders to reflect product returns or order cancellations.

Take Rate

Take rate is a key driver of our revenue and provides comparability to other marketplaces. The numerator used to calculate our take rate is equal to GAAP consignment and service revenue, excluding certain buyer incentives and shipping and subscription service revenue. The denominator is equal to the numerator plus consignor commissions. We exclude direct revenue from our calculation of take rate because direct revenue represents the sale of inventory owned by us, which costs are included in cost of direct revenue. See the subsection titled “—Components of our Operating Results—Revenue” for further discussion of consignment and service revenue and direct revenue. Our take rate reflects the high level of service that we provide to our consignors across multiple touch points and the consistently high velocity of sales for their goods. Our take rate structure is a tiered commission structure for consignors, where the more they sell the higher percent commission they earn. Consignors start at a 55% commission (which equals a 45% take rate for us) and can earn up to a 70% commission. This tiered structure applies unless it is overridden by a commission exception.

Commission exceptions are used to incentivize our sales team, optimize supply and drive take rate changes. Examples of current commission exceptions include a flat 40% commission on all items under $145, and an 85% commission on watches over $2,500. Management assesses changes in take rates by monitoring the volume of GMV and take rate across each discrete commission grouping, encompassing commission tiers and exceptions. In 2018 and the three months ended March 31, 2019, take rate increased due to higher take rates for items under $200, partially offset by lower take rates for certain products, such as watches over $2,500, handbags over $5,000 and sneakers over $500. The 2018 and three months ended March 31, 2019 take rate changes enabled us to optimize our unit economics for items under $200 while driving supply of certain higher priced products.

Active Buyers

Active buyers includes buyers who purchased goods through our online marketplace during the 12 months ended on the last day of the period presented, irrespective of returns or cancellations. We believe this metric reflects scale, brand awareness, buyer acquisition and engagement.

Average Order Value (“AOV”)

Average order value (“AOV”) means the average value of all orders placed across our online marketplace, excluding shipping fees and sales taxes. Our focus on luxury goods across multiple categories drives a consistently high AOV. Our AOV reflects both the average price of items sold as well as the number of items per order. Our high AOV is a key driver of our operating leverage.

Adjusted EBITDA

Adjusted EBITDA means net loss before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation and certain one-time expenses. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA is a non-GAAP measure. Please see the section titled “Selected Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and its reconciliation to net loss.

Components of our Operating Results

Revenue

Our revenue is comprised of consignment and service revenue and direct revenue.

•

Consignment and service revenue. We generate the substantial majority of our revenue from the sale of pre-owned luxury goods through our online marketplace on behalf of consignors. For consignment sales, we retain a percentage of the proceeds received, which we refer to as our take rate. We recognize consignment revenue, net of allowances for product returns, order cancellations and certain buyer incentives. Additionally, we generate revenue from shipping fees we charge to buyers. We also generate service revenue from subscription fees paid by buyers for early access to products, but to date our subscription revenue has not been material.

•

Direct revenue. We generate direct revenue from the sale of items that we own, which we refer to as our inventory. We generally acquire inventory when we accept returns from buyers after we have already remitted sale proceeds to the consignor. As such, growth in direct sales is generally a byproduct of growth in our consignment business. We recognize direct revenue based on the gross purchase price paid by buyers, net of allowances for product returns and order cancellations and certain incentives.

Cost of Revenue

Cost of revenue consists of shipping costs, credit card fees, packaging, customer service and website hosting services. Cost of direct revenue also includes the cost of our inventory sold through our online marketplace.

Marketing

Marketing expense comprises the cost of acquiring new consignors and buyers, including the cost of television, digital and direct mail advertising. Marketing expense also includes personnel-related costs for employees engaged in these activities. We intend to increase marketing spend as we invest to drive the growth of our business. While these expenses may vary from period to period, we expect these expenses to decrease as a percentage of revenue over the longer term.

Operations and Technology

Operations and technology expense principally includes personnel-related costs for employees involved with the authentication, merchandising and fulfillment of goods sold through our online marketplace, as well as our general information technology expense. Operations and technology expense also includes allocated facility and overhead costs, costs related to our retail stores, facility supplies and depreciation of hardware and equipment, as well as research and development expense for technology associated with managing and improving our operations. We capitalize a portion of our proprietary software and technology development costs. As such, operations and technology expense also includes amortization of capitalized technology development costs. We expect operations and technology expense to increase in future periods to support our growth, including bringing on additional merchandising and fulfillment facilities and continuing to invest in automation and other technology improvements to support and drive efficiency in our operations. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments. We expect these expenses to decrease as a percentage of revenue over the longer term.

Selling, General and Administrative

Selling, general and administrative expense is principally comprised of personnel-related costs for our sales professionals and employees involved in finance and administration. Selling, general and administrative expense also includes allocated facilities and overhead costs and professional services, including accounting and legal advisors. We expect to increase selling, general and administrative expense as we grow our infrastructure to support operating as a public company and the overall growth in our business. While these expenses may vary from period to period as a percentage of revenue, we expect them to decrease as a percentage of revenue over the longer term.

Income Tax Provision

Our provision for income taxes consists primarily of state minimum taxes in the United States. We have a full valuation allowance for our net deferred tax assets primarily consisting of net operating loss carryforwards, accruals and reserves. We expect to maintain this full valuation allowance for the foreseeable future.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the financial statements and notes included elsewhere in the prospectus. The following tables set forth our results of operations and such data as a percentage of revenue for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands)
Revenue:
Consignment and service revenue	$121,210	$183,991	$40,999	$56,236
Direct revenue	12,661	23,385	5,460	13,019

Total revenue	133,871	207,376	46,459	69,255

Cost of revenue:
Cost of consignment and service revenue	35,657	50,855	11,577	15,946
Cost of direct revenue	10,572	19,603	4,277	10,927

Total cost of revenue	46,229	70,458	15,854	26,873

Gross profit	87,642	136,918	30,605	42,382

Operating expenses:
Marketing	36,711	42,165	9,634	11,733
Operations and technology	58,680	104,929	21,332	31,544
Selling, general and administrative	44,035	63,728	13,524	22,319

Total operating expenses	139,426	210,822	44,490	65,596

Loss from operations	(51,784)	(73,904)	(13,885)	(23,214)
Interest income	355	1,046	84	405
Interest expense	(762)	(1,152)	(197)	(131)
Other expense, net	(60)	(1,656)	(108)	(282)

Loss before provision for income taxes	(52,251)	(75,666)	(14,106)	(23,222)
Provision for income taxes	57	99	—	—

Net loss	$(52,308)	$(75,765)	$(14,106)	$(23,222)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Revenue:
Consignment and service revenue	91%	89%	88%	81%
Direct revenue	9	11	12	19

Total revenue	100	100	100	100

Cost of Revenue:
Cost of consignment and service revenue	27	25	25	23
Cost of direct revenue	8	9	9	16

Total cost of revenue	35	34	34	39

Gross profit	65	66	66	61

Operating expenses:
Marketing	27	20	21	17
Operations and technology	44	51	46	46
Selling, general and administrative	33	31	29	32

Total operating expenses	104	102	96	95

Loss from operations	(39)	(36)	(30)	(34)
Interest income	—	1	—	—
Interest expense	(1)	(1)	—	—
Other expense, net	—	(1)	—	—

Loss before provision for income taxes	(40)	(37)	(30)	(34)
Provision for income taxes	—	—	—	—

Net loss	(40)%	(37)%	(30)%	(34)%

Comparison of the Three Months Ended March 31, 2018 and 2019

Consignment and Service Revenue

	Three Months Ended March 31,		Change
	2018	2019	Amount	%
	(In thousands, except percentage)
Consignment and service revenue, net	$40,999	$56,236	$15,237	37%

Consignment and service revenue increased by $15.2 million, or 37%, in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The growth in revenue was driven primarily by a 42% increase in GMV resulting from growth in both active consignors and active buyers in the three months ended March 31, 2019 compared to the three months ended March 31, 2018, as well as an improvement from 35.1% to 35.3% in our take rate due to changes to our commission structure that yielded a higher take rate on lower-priced items. GMV growth was driven by a 40% increase in active buyers, as well as a 1% increase in AOV. Active buyer growth was driven by an increase in new buyers due to the combination of our effective marketing spend and consignors becoming buyers, and an increase in repeat buyer orders as a percentage of total orders.

Direct Revenue

	Three Months Ended March 31,		Change
	2018	2019	Amount	%
	(In thousands, except percentage)
Direct revenue	$5,460	$13,019	$7,559	138%

Direct revenue increased by $7.6 million, or 138%, in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase was driven in part by an increase in our owned-inventory as a result of a higher than usual volume of returns received subsequent to payments to consignors during the annual extended holiday return period in connection with the 2018 to 2019 holiday season. The subsequent sale of our owned-inventory drove the increase in direct revenue in the first quarter of 2019 both on an absolute basis and as a percent of total revenue. We expect direct revenue as a percent of total revenue to vary from period to period.

Cost of Consignment and Service Revenue

	Three Months Ended March 31,		Change
	2018	2019	Amount	%
	(In thousands, except percentage)
Cost of consignment and service revenue	$11,577	$15,946	$4,369	38%
As a percent of consignment and service revenue	28%	28%

Cost of consignment and service revenue increased by $4.4 million, or 38%, in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase was primarily attributable to increases in shipping costs of $3.0 million driven by fulfillment of a larger number of orders in the first quarter of 2019 and credit card fees of $1.2 million driven by growth in our business.

Cost of Direct Revenue

	Three Months Ended March 31,		Change
	2018	2019	Amount	%
	(In thousands, except percentage)
Cost of direct revenue	$4,277	$10,927	$6,650	155%
As a percent of direct revenue	78%	84%

Cost of direct revenue increased by $6.7 million, or 155%, in the three months ended March 31, 2019 compared to the three months ended March 31, 2018, consistent with the increase in direct revenue. As a percentage of direct revenue, cost of direct revenue increased to 84% in the three months ended March 31, 2019 from 78% in the three months ended March 31, 2018, as a result of inventory valuation adjustments.

Marketing

	Three Months Ended March 31,		Change
	2018	2019	Amount	%
	(In thousands, except percentage)
Marketing	$9,634	$11,733	$2,099	22%

Marketing expense increased by $2.1 million, or 22%, in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase was primarily due to a $1.8 million, or 21%, increase in advertising costs as we seek to grow the number of buyers and consignors using our online marketplace. As a percent of revenue, marketing expense decreased to 17% in the three months ended March 31, 2019 from 21% in the three months ended March 31, 2018, reflecting greater scale in our business and efficiency in our buyer and consignor acquisition and retention activities.

Operations and Technology

	Three Months Ended March 31,		Change
	2018	2019	Amount	%
	(In thousands, except percentage)
Operations and technology	$21,332	$31,544	$10,212	48%

Operations and technology expense increased by $10.2 million, or 48%, in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase was primarily due to investments to support our growth and drive long-term operational efficiencies, including investments to significantly expand our merchandising and fulfillment facilities, open our first retail stores and grow our talent. This includes increases of $6.6 million as a result of adding headcount in merchandising, authentication, fulfillment, technology and retail stores, $2.1 million in occupancy costs related to our new retail stores and merchandising and fulfillment facilities and $0.8 million in depreciation and amortization expense. As a percent of revenue, operations and technology expense was consistent at 46% in the three months ended March 31, 2018 and 2019. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments. We expect these expenses to decrease as a percentage of revenue over the longer term.

Selling, General and Administrative

	Three Months Ended March 31,		Change
	2018	2019	Amount	%
	(In thousands, except percentage)
Selling, general and administrative	$13,524	$22,319	$8,795	65%

Selling, general and administrative expense increased by $8.8 million, or 65%, in the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase was due to investments to support the growth of our sales organization and scale our general and administrative functions as necessary to operate as a public company. This includes an increase of $6.4 million driven by additional headcount in our sales organization and general and administrative functions and an increase of $1.5 million in accounting, consulting and legal fees. As a percent of revenue, selling, general and administrative expense increased to 32% in the three months ended March 31, 2019 from 29% in the three months ended March 31, 2018 as we invested in the growth of the sale organization and expanded our finance and administrative functions in anticipation of being a public company. These expenses may vary from period to period as a percentage of revenue. We expect these expenses to decrease as a percentage of revenue over the long term.

Comparison of 2017 and 2018

Consignment and Service Revenue

	Year Ended December 31,		Change
	2017	2018	Amount	%
	(In thousands, except percentage)
Consignment and service revenue	$121,210	$183,991	$62,781	52%

Consignment and service revenue increased by $62.8 million, or 52%, in 2018 compared to 2017. The growth in revenue was driven primarily by a 44% increase in GMV in 2018 compared to 2017 resulting from growth in both active consignors and active buyers in 2018, as well as an improvement from 33.7% to 35.5% in our take rate due to changes to our commission structure that yielded a higher take rate on lower-priced items. GMV growth was driven by a 43% increase in active buyers, as well as a 2% increase in AOV. Active buyer growth was driven by an increase in new buyers due to the combination of our effective marketing spend and consignors becoming buyers, and an increase in repeat buyer orders as a percentage of total orders.

Direct Revenue

	Year Ended December 31,		Change
	2017	2018	Amount	%
	(In thousands, except percentage)
Direct revenue	$12,661	$23,385	$10,724	85%

Direct revenue increased by $10.7 million, or 85%, in 2018 compared to 2017. The increase was driven in part by an increase in our owned-inventory as a result of a higher than usual volume of returns received subsequent to payments to consignors. The subsequent sale of our owned-inventory drove the increase in direct revenue on an absolute basis and as a percent of total revenue. We expect direct revenue as a percent of total revenue to vary from period to period.

Cost of Consignment and Service Revenue

	Year Ended December 31,		Change
	2017	2018	Amount	%
	(In thousands, except percentage)
Cost of consignment and service revenue	$35,657	$50,855	$15,198	43%
As a percent of consignment and service revenue	29%	28%

Cost of consignment and service revenue increased by $15.2 million, or 43%, in 2018 compared to 2017. The increase was primarily attributable to increases in shipping costs of $9.4 million and credit card fees of $3.5 million as a result of the growth in consignment revenue.

Cost of Direct Revenue

	Year Ended December 31,		Change
	2017	2018	Amount	%
	(In thousands, except percentage)
Cost of direct revenue	$10,572	$19,603	$9,031	85%
As a percent of direct revenue	84%	84%

Cost of direct revenue increased by $9.0 million, or 85%, in 2018 compared to 2017, consistent with the increase in direct revenue.

Marketing

	Year Ended December 31,		Change
	2017	2018	Amount	%
	(In thousands, except percentage)
Marketing	$36,711	$42,165	$5,454	15%

Marketing expense increased by $5.5 million, or 15%, in 2018 compared to 2017. The increase was primarily due to a $4.5 million, or 14%, increase in advertising costs as we seek to grow the number of buyers and consignors using our online marketplace. As a percent of revenue, marketing expense decreased to 20% in 2018 from 27% in 2017, reflecting greater scale in our business and efficiency in our buyer and consignor acquisition and retention activities.

Operations and Technology

	Year Ended December 31,		Change
	2017	2018	Amount	%
	(In thousands, except percentage)
Operations and technology	$58,680	$104,929	$46,249	79%

Operations and technology expense increased by $46.2 million, or 79%, in 2018 compared to 2017. The increase was due to investments to support our growth and drive long-term operational efficiencies, including investments to significantly expand our merchandising and fulfillment facilities, enhance our technology, open our first retail stores and grow our talent. This includes increases of $27.0 million as a result of adding headcount in merchandising, authentication, fulfillment, technology and retail stores, $4.6 million in occupancy costs related to our new retail stores and merchandising and fulfillment facilities, $4.6 million in depreciation and amortization expense, $3.6 million in consulting fees primarily related to technology development, and $2.0 million related to a settlement payment in connection with early termination of a vendor services agreement. As a percent of revenue, operations and technology expense increased to 51% in 2018 from 44% in 2017. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments. We expect these expenses to decrease as a percentage of revenue over the longer term.

Selling, General and Administrative

	Year Ended December 31,		Change
	2017	2018	Amount	%
	(In thousands, except percentage)
Selling, general and administrative	$44,035	$63,728	$19,693	45%

Selling, general and administrative expense increased by $19.7 million, or 45%, in 2018 compared to 2017. The increase was due to investments to support the growth of our sales organization and scale our general and administrative functions as necessary to operate as a public company. This includes an increase of $14.5 million driven by an increase in headcount in our sales organization and general and administrative functions. As a percent of revenue, selling, general and administrative expense decreased to 31% in 2018 from 33% in 2017.

Quarterly Results of Operations and Key Metrics

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated in dollars and as a percentage of revenue. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected for the full year or any other period in the future. The following quarterly financial information should be read in conjunction with our audited consolidated financial statements and related notes included in this prospectus.

	2018				2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(In thousands)
Revenue:
Consignment and service revenue	$40,999	$42,178	$45,744	$55,070	$56,236
Direct revenue	5,460	4,807	6,095	7,023	13,019

Total revenue	46,459	46,985	51,839	62,093	69,255

Cost of revenue:
Cost of consignment and service revenue	11,577	12,349	13,157	13,772	15,946
Cost of direct revenue	4,277	3,857	5,352	6,117	10,927

Total cost of revenue	15,854	16,206	18,509	19,889	26,873

Gross profit	30,605	30,779	33,330	42,204	42,382

Operating expenses:
Marketing	9,634	9,276	10,624	12,631	11,733
Operations and technology	21,332	22,997	28,257	32,343	31,544
Selling, general and administrative	13,524	14,377	16,325	19,502	22,319

Total operating expenses	44,490	46,650	55,206	64,476	65,596

Loss from operations	(13,885)	(15,871)	(21,876)	(22,272)	(23,214)
Interest income	84	81	437	444	405
Interest expense	(197)	(526)	(204)	(225)	(131)
Other expense, net	(108)	(1,279)	(205)	(64)	(282)

Loss before provision for income taxes	(14,106)	(17,595)	(21,848)	(22,117)	(23,222)
Provision for income taxes	—	—	37	62	—

Net loss	$(14,106)	$(17,595)	$(21,885)	$(22,179)	$(23,222)

	2018				2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Revenue:
Consignment and service revenue	88%	90%	88%	89%	81%
Direct revenue	12	10	12	11	19

Total revenue	100	100	100	100	100

Cost of revenue:
Cost of consignment and service revenue	25	26	26	22	23
Cost of direct revenue	9	8	10	10	16

Total cost of revenue	34	34	36	32	39

Gross profit	66	66	64	68	61

Operating expenses:
Marketing	21	20	20	20	17
Operations and technology	46	49	55	52	46
Selling, general and administrative	29	31	31	31	32

Total operating expenses	96	100	106	104	95

Loss from operations	(30)	(34)	(42)	(36)	(34)
Interest income	—	1	—	—	—
Interest expense	—	(1)	—	—	—
Other expense, net	—	(3)	—	—	—

Loss before provision for income taxes	(30)	(37)	(42)	(36)	(34)
Provision for income taxes	—	—	—	—	—

Net loss	(30)%	(37)%	(42)%	(36)%	(34)%

Key Financial and Operating Metrics

	2018				2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(In thousands, except AOV and percentages)
GMV	$158,378	$162,954	$170,923	$218,495	$224,116
NMV	$113,347	$115,916	$123,550	$153,776	$160,538
Number of Orders	356	359	409	471	498
Take rate	35.1%	35.5%	36.4%	34.9%	35.3%
Active buyers	326	352	379	416	456
AOV	$445	$453	$418	$464	$450
Adjusted EBITDA	$(11,342)	$(13,052)	$(15,936)	$(18,526)	$(18,478)

The following table presents a reconciliation of Adjusted EBITDA from net loss:

	2018				2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(In thousands)
Adjusted EBITDA Reconciliation:
Net loss	$(14,106)	$(17,595)	$(21,885)	$(22,179)	$(23,222)
Add (deduct):
Depreciation and amortization	1,998	2,138	2,353	2,801	2,808
Stock-based compensation	545	681	740	945	1,109
Compensation expense related to stock sales by current and former employees	—	—	847	—	819
Vendor services settlement	—	—	2,000	—	—
Interest income	(84)	(81)	(437)	(444)	(405)
Interest expense	197	526	204	225	131
Other expense, net	108	1,279	205	64	282
Provision for income taxes	—	—	37	62	—

Adjusted EBITDA	$(11,342)	$(13,052)	$(15,936)	$(18,526)	$(18,478)

Quarterly Trends

Our quarterly revenue increased sequentially for all periods presented primarily due to increases in our GMV. Generally, we have experienced the highest levels of revenue in the fourth quarter of the year compared to other quarters due to the seasonality in our business. Specifically, our supply increases in the third and fourth quarters, and our demand increases in the fourth quarter. As a result of this seasonality, we typically see stronger AOV and more rapid sell-through in the fourth quarter. Additionally, during the annual extended holiday return period in connection with the 2018-2019 holiday season, our owned-inventory increased as a result of a higher than usual volume of returns received subsequent to payments to consignors. The subsequent sale of our owned-inventory drove the increase in direct revenue in the first quarter of 2019 both on an absolute basis and as a percent of total revenue.

Our quarterly costs and expenses generally increased sequentially for all periods presented, primarily due to the increase of personnel-related expenses from increases in headcount as well as ongoing marketing expenses related to buyer and consignor acquisition and retention efforts and investments to support our growth and drive long-term operational efficiencies. We incurred higher operating expenses starting in the latter half of 2018 due to investments to support our growth and drive long-term operational efficiencies, including investments to significantly expand our merchandising and fulfillment facilities, open our first retail stores and grow our talent.

Liquidity and Capital Resources

As of March 31, 2019, we had cash, cash equivalents and short-term investments of $103.0 million and an accumulated deficit of $281.0 million. Since inception, we have generated negative cash flows from operations and have primarily financed our operations through several rounds of venture capital financing. In March 2019, we received aggregate gross proceeds of $70.0 million from the issuance of our Series H preferred stock.

We expect that operating losses and negative cash flows from operations could continue in the foreseeable future as we continue to invest in expansion activities. We believe our existing cash and cash equivalents and short-term investments as of March 31, 2019 will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months.

Our future capital requirements will depend on many factors, including, but not limited to, our ability to grow our revenues and the timing of investments to support growth in our business, such as the build-out of new fulfillment centers and, to a lesser extent, the opening of new retail stores. We may seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods indicated.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(In thousands)
Net cash (used in) provide by:
Operating activities	$(38,574)	$(47,195)	$(14,972)	$(22,571)
Investing activities	(11,303)	(33,923)	9,210	7,444
Financing activities	46,719	106,085	(711)	69,711

Net (decrease) increase in cash, cash equivalents and restricted cash	$(3,158)	$24,967	$(6,473)	$54,584

Net Cash Used in Operating Activities

During the three months ended March 31, 2019, net cash used in operating activities was $22.6 million, which consisted of a net loss of $23.2 million, adjusted by non-cash charges of $5.4 million and a net change of $4.8 million in our operating assets and liabilities. The net change in our operating assets and liabilities was primarily the result of a $4.0 million increase in accounts receivable driven by the timing of settlement of credit card purchases relative to year-end sales and a $2.4 million increase in prepaid expenses and other current assets, partially offset by $1.3 million increase in accrued consignor payable.

During the three months ended March 31, 2018, net cash used in operating activities was $15.0 million, which consisted of a net loss of $14.1 million, adjusted by non-cash charges of $2.9 million and a net change of $3.7 million in our operating assets and liabilities. The net change in our operating assets and liabilities was primarily the result of a $1.3 million decrease in accrued consignor payable, a $1.3 million increase in prepaid expenses and other current assets and a $0.8 million decrease in other accrued and current liabilities driven by the growth in our operations.

During 2018, net cash used in operating activities was $47.2 million, which consisted of a net loss of $75.8 million, partially offset by non-cash charges of $16.5 million and a net change of $12.1 million in our operating assets and liabilities. The net change in our operating assets and liabilities was primarily the result of a $15.7 million increase in other accrued and current liabilities driven by our growth, a $6.6 million increase in accrued consignor payable and a $3.4 million increase in other non-current liabilities, partially offset by a $5.3 million increase in prepaid expenses and other current assets and a $3.7 million increase in inventory, net.

During 2017, net cash used in operating activities was $38.6 million, which consisted of a net loss of $52.3 million, partially offset by non-cash charges of $8.5 million and a net change of $5.2 million in our operating assets and liabilities. The net change in our operating assets and liabilities was primarily the result of a $10.5 million increase in accrued consignor payable and $6.1 million increase other accrued and current liabilities as a result of our growth, partially offset by $4.2 million increase in accounts receivable, a $3.9 million increase in inventory, net, and a $2.4 million increase in prepaid expenses and other current assets.

Net Cash Used in Investing Activities

During the three months ended March 31, 2019, net cash provided by investing activities was $7.4 million, which consisted of $12.9 million proceeds from maturities on short-term investments partially offset by $3.7 million for purchases of property and equipment, net, including leasehold improvements, and $1.7 million for capitalized proprietary software costs.

During the three months ended March 31, 2018, net cash provided by investing activities was $9.2 million, which consisted of proceeds of $7.6 million from maturities on short-term investments and proceeds of $7.0 million from the sale of short-term investments, partially offset by $2.4 million for purchases of property and equipment, net, $2.2 million for purchases of short-term investments and $0.8 million for capitalized proprietary software costs.

During 2018, net cash used in investing activities was $33.9 million, which consisted of $31.5 million for purchases of short-term investments, $13.4 million for purchases of property and equipment, net, including leasehold improvements, and $5.7 million for capitalized proprietary software costs, partially offset by the proceeds of $9.6 million from maturities on short-term investments and proceeds of $7.0 million from the sale of short-term investments.

During 2017, net cash used in investing activities was $11.3 million, which consisted of $27.5 million for purchases of short-term investments, $11.6 million for purchases of property and equipment, net, including leasehold improvements, and $2.5 million for capitalized proprietary software costs, partially offset by the proceeds of $30.3 million from maturities of short-term investments.

Net Cash Provided by Financing Activities

During the three months ended March 31, 2019, net cash provided by financing activities was $69.7 million, which primarily consisted of proceeds of $69.9 million from the issuance of redeemable convertible preferred stock and convertible preferred stock, net of issuance costs, and proceeds of $1.3 million from the exercise of stock options and warrants partially offset by $1.3 million for repayment of debt.

During the three months ended March 31, 2018, net cash used in financing activities was $0.7 million which was primarily as a result of repayment of debt.

During 2018, net cash provided by financing activities was $106.1 million, which primarily consisted of proceeds of $96.3 million from the issuance of preferred stock, net of issuance costs, and proceeds of $14.3 million from the issuance of convertible notes, net of issuance costs, partially offset by $4.5 million for repayments of debt.

During 2017, net cash provided by financing activities was $46.7 million, which primarily consisted of proceeds of $47.8 million from the issuance of preferred stock, net of issuance costs, partially offset by $1.3 million for repayments of debt.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2018:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
	(In thousands)
Operating leases(1)(2)(3)	$121,250	$15,563	$32,102	$24,612	$48,973
Term loans, including interest	10,022	6,440	3,582	—	—
Unconditional endowment grant(4)	1,500	500	1,000	—	—
Capital leases	359	329	30	—	—
Non-cancellable purchase commitments	4,489	2,390	2,099	—	—

Total	$137,620	$25,222	$38,813	$24,612	$48,973

(1)	This table does not include the noncancelable operating lease we entered into in January 2019 to extend and expand the existing lease in Chicago, IL. The additional minimum lease payments over the eight-year term total $1.3 million.
(2)	This table does not include the noncancelable operating lease we entered into in April 2019 for our second retail store in New York City. The minimum lease payments for the initial lease term through January 31, 2020 total $0.6 million.

(3)	This table does not include the noncancelable operating lease we entered into in May 2019 for a luxury consignment office in Los Angeles. The minimum lease payments for the initial lease term through July 31, 2027 total $10.6 million.
(4)	In January 2018, we entered into an agreement with the University of Arizona Foundation to endow a gemology degree program in the Department of Geosciences. We committed to endow a total of $2.0 million, of which $1.5 million remained to be funded as of December 31, 2018.

Term Loans

We are party to a loan and security agreement that includes a term loan facility, which consists of a $7.5 million term loan with a maturity date of January 1, 2020 and a $7.5 million term loan maturing at January 31, 2021 (together the “Term Loans”).

The Term Loans bear interest on the outstanding daily balance thereof at a variable annual rate equal to 0.35% above the prime rate then in effect. As of December 31, 2018 and March 31, 2019, we had $9.2 million and $8.0 million, respectively, outstanding under the Term Loans, and the associated interest rate on our debt was 5.85%. The Term Loans are secured by liens on substantially all of our present and future assets.

The Term Loans include affirmative, negative and financial covenants that restrict our ability to, among other things, incur additional indebtedness, make investments, sell or otherwise dispose of assets, pay dividends or repurchase stock. As of December 31, 2018 and March 31, 2019, we were in compliance with all debt covenants.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires our management to make judgments and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Consignment and Service Revenue

We generate the majority of our revenue from consignment services for the sale of pre-owned luxury goods on behalf of consignors through our online consignment marketplace. For consignment sales, we retain a portion of the proceeds received, which we refer to as our take rate, and remit the balance to the consignors. We recognize consignment revenue upon purchase of the goods by the buyer based on our take rate, net of allowances for product returns and order cancellations and certain incentives.

We also generate revenue from shipping fees to buyers, and occasionally consignors, and have elected to treat shipping and handling activities performed after control transfers to the buyer as fulfillment activities. Accordingly, we recognized shipping fees as revenue upon purchase of the goods by the buyer. We also generate service revenue from our First Look subscription program, through which buyers pay a monthly fee for early access to our listings. Subscription fees are recognized on a monthly basis.

Certain transactions provide consignors with a material right resulting from the tiered consignor commission plan. Under this plan, the amount an individual consignor receives for future sales of consigned goods may be dependent on previous consignment sales for that consignor. Accordingly, in certain consignment transactions, a small portion of our consignment service revenue is allocated to such material right using the portfolio method, as applicable. Such deferred revenue is recorded as deferred revenue and recognized based on the pattern of exercise.

We recognize a returns reserve in the period that the related revenue is recorded based on historical experience. Historically, our estimate for returns has not varied materially from our actual returns. In the future, if we conclude that an adjustment is required due to material changes in returns activity, the returns reserve will be adjusted accordingly.

Direct Revenue

We also generate revenue from the sales of company-owned inventory. We recognize direct revenue upon purchase of the goods through our online marketplace, based on the gross purchase price net of allowances for product returns and order cancellations and certain incentives.

Stock-based Compensation

We estimate the fair value of stock options granted to employees, non-employees and directors using the Black-Scholes option-pricing model. The fair value of stock options that is expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. For all stock options granted to date, we calculated the expected term using the simplified method for “plain vanilla” stock option awards. We determine volatility using the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The fair value of the shares of common stock underlying the stock options has historically been determined by our board of directors, with assistance by management and using contemporaneous third-party valuations, as there was no public market for the common stock. The fair value of our common stock is determined by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of preferred stock to unrelated third parties, secondary sale transactions, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors. Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, including fluctuations in interest rates. Such fluctuations to date have not been significant.

As of March 31, 2019, we had unrestricted cash, cash equivalents and short-term investments of approximately $103.0 million, which carry a degree of interest rate risk. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our investment portfolio.

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), or ASU 2016-02, which is aimed at making leasing activities more transparent and comparable and requires substantially all leases to be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. The new standard is effective for non-public entities in fiscal years beginning after December 15, 2019. We are currently evaluating the impact that this standard will have on our financial statements but we expect that it will result in a significant increase in our long-term assets and liabilities.

For more information on recently issued accounting pronouncements, see Note 2 to our financial statements “Significant Accounting Policies.”

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

The Future of Luxury is Circular

To Our Current and Future Shareholders,

Welcome to The RealReal!

The RealReal represents my proudest achievement. This is in large part due to the unwavering trust of our consignors and buyers who enthusiastically engage with The RealReal every day. Through the dedication of our 1,700+ employees, and the commitment of our investors, we’ve developed a unique business model and reinvented resale for the luxury-focused, value conscious and sustainably-minded customer.

My years of leading companies seeking to transport old business models into the digital age informed the key tenets and values that drive The RealReal today. We are addressing an enormous market with a disruptive business model that relies on deep data insights and rigorous analysis to drive consignor and buyer engagement. As a result, we are constantly optimizing our business to build the foundation for long-term sustainable growth and profitability.

When I conceived of The RealReal, I was mindful of the competitive dynamics online. I created a map of the strengths of leading online companies and was looking for a market opportunity that would require a unique set of operational competencies to “unlock” its online potential. Then I had my “aha!” moment. I was shopping with a friend at an upscale boutique that carried full-priced designer shoes, jewelry and clothing in the front of the store, and offered beautifully merchandised designer goods on consignment in the back of the store. Much to my surprise, my friend bought the luxury consignment items— something I had never seen her do before. When asked about her purchase decision, she explained that she trusted the shop owner who curated the goods meticulously. She loved that she was finding great value on luxury products from designers she loved like Chanel, Louis Vuitton and Gucci. She said she would not shop for pre-owned luxury goods at traditional consignment stores or online as she did not trust that they were real. Further, she had never consigned and felt it required too much work. This is when I realized that there was a unique opportunity to bring luxury consignment online.

My research confirmed the immensity of the primary luxury market. That market was expected to reach global annual sales of nearly $300 billion in 2018 with the United States accounting for less than a third of that total. Even more staggering was the cumulative value of under-utilized luxury items in good condition accumulating in people’s homes. I set out to create a business by injecting trust and service into the equation for consignors and buyers and leveraging data and technology to transform the luxury resale market. We opened the virtual doors of The RealReal on June 23, 2011, as the first marketplace solely offering authenticated luxury goods for buyers and full-service consultation and pick-up for consignors. The enthusiastic reception we received from both consignors and buyers quickly made it clear to me that we had a massive worldwide opportunity with significant competitive advantages.

In the intervening years, the five basic pillars upon which we have built our business are set forth below:

1.	Service. We infuse the consignment process with exceptional service, ease of use, pricing transparency and regular payments that keep consignors returning to us consistently.

2.	Trust. The trust engendered by our investment in authentication is the force that attracts buyers and keeps them coming back.

3.	Data. Unique data insights combined with artificial intelligence and our expert analysts’ judgment results in price optimization, increased sales velocity and business model efficiencies.

4.

Technology. Proprietary technology developed over eight years to manage the complexity of operating a marketplace with up to 14,000 single-SKU items per day and 1.6 million transactions in 2018 is an important part of our competitive strength.

5.

Sustainability. Our buyers and consignors are motivated by the awareness that recirculating luxury products (and recouping some of their original investment) is not just good for them personally but good for the planet.

The fifth pillar has become very important in the last few years. What I didn’t appreciate in 2010, but am fully aware of now, is the importance of recirculating luxury goods for sustainability. Since The RealReal’s inception, the fast fashion market has exploded making fashion disposable and is a key contributor to the estimated dump-truck-per-second of apparel added to landfills according to a report by the Ellen MacArthur Foundation. Increasingly, The RealReal’s buyers and consignors are aware of the negative environmental and societal impact of the new fashion industry. They are embracing resale as a way to buy sustainably and many have replaced their fast fashion purchases with The RealReal purchases.

As the oldest child of commercial artists and entrepreneurs, I learned early on that creativity and passion are the best motivators. You must love what you do, and I hope you will understand and appreciate how passionate my team and I are about our company’s mission. We are well on our way to making The RealReal a global company. We are building a brand that is emotionally engaged with its customers and stands proudly next to the venerable auction houses. We are a rapidly growing and increasingly trustworthy marketplace for pre-owned luxury goods. We aim to become an iconic indispensable partner for the brands who create them.

Going public now paves the way for our next leg of growth. Our initial public offering will provide access to capital, elevate The RealReal brand to drive further business to our marketplace and demand continued discipline from our management team to execute optimally.

As stockholders, you deserve the same from us that our consignors and buyers demand: trust and transparency. We will rely on long-term thinking to inspire our strategy and execution. We will continue to use data to drive our decisions, technology to make the company more efficient, and excellent service to delight our consignors and buyers. We will continue to take risks, experiment, iterate and reduce friction for our customers. Like the luxury brands we respect and honor, over time we hope to become a truly global organization. Our team thinks big.

I look forward to working with you, our employees and our consignors and buyers in the creation of an enduring brand of which we can all be proud.

Keep it The RealReal!

Julie Wainwright

Chief Executive Officer

Testimonials

Member Testimonials
“Knowing that everything you find on The RealReal is authentic makes you even more confident in what you’re wearing…it’s like the true life cycle of fashion on The RealReal. I love it.”
Marnie L., Westport, CT

Member Testimonials
“So pretty much every month I get a commission check in the mail from The RealReal. It is absolutely found money. I’m like, ‘Cha-ching. This is amazing.’”
Laura W., Los Angeles, CA

Partner Testimonial
“It’s the biggest compliment for your product to have an afterlife—to me, that’s luxury.”
Stella McCartney,
Vogue, February 2019

BUSINESS

Our Mission

Our mission is to empower consignors and buyers to extend the lifecycle of luxury goods in a way that honors luxury brands.

Overview

The RealReal is the world’s largest online marketplace for authenticated, consigned luxury goods. We are revolutionizing luxury resale by providing an end-to-end service that unlocks supply from consignors and creates a trusted, curated online marketplace for buyers globally. Over the past eight years, we have cultivated a loyal and engaged consignor and buyer base through continuous investment in our technology platform, logistics infrastructure and people. We aggregate and curate unique, pre-owned luxury supply that is exclusive to The RealReal across multiple categories, including women’s, men’s, kids’, jewelry and watches, and home and art. We have built a vibrant online marketplace that we believe expands the overall luxury market, promotes the recirculation of luxury goods and contributes to a more sustainable world.

We participate in the large and growing personal luxury goods market, which was estimated to reach $294 billion in 2018, and is expected to grow to between $362 and $412 billion in 2025, according to Bain. Luxury goods retain value over time as a result of their enduring desirability and durability, making them particularly well-suited for resale. The total addressable market of luxury producers in U.S. homes potentially available for resale including men’s and women’s apparel, handbags, shoes, watches, jewelry, high-end furniture and art valued below $250,000 is approximately $198 billion, according to Frost & Sullivan. We are well positioned to benefit from several favorable industry and consumer trends, including the accelerating shift of luxury to digital channels, the increasing acceptance of resale, a rising value consciousness and a desire to embrace sustainability.

The existing luxury resale market is outdated, fragmented, difficult to access and laden with counterfeit goods. Primarily due to these challenges, a vast quantity of consignable luxury goods languishes in homes, and buyers can be hesitant to purchase pre-owned luxury goods. We are transforming the luxury resale experience by addressing these challenges.

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We provide a seamless consignment experience enabled by our proprietary technology platform and data. We leverage our proprietary technology and data analytics to provide world-class service, making consignment easy, convenient, reliable and fast. As a result, we unlock luxury supply from first-time consignors, convert consignors who typically consign at local brick-and-mortar shops to our online marketplace, and drive high repeat consignment rates. We leverage data from millions of previous transactions and current market data to optimize pricing and sales velocity for our consignors. Through March 31, 2019, we have cumulatively paid $987.7 million in commissions to our consignors.

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We offer buyers a vast, yet curated supply of pre-owned luxury goods and instill trust in the buying process. In 2018, we added approximately 2.6 million new items to our online marketplace. Our highly trained experts build trust in our buyer base by thoroughly inspecting the quality and condition of, and authenticating every item we receive. This trust drives repeat purchases from our buyer base and instills confidence in first-time buyers to purchase pre-owned luxury goods.

A strong network effect drives the growth of our online marketplace. As we bring more consignors onto our platform, we unlock more high-quality, luxury supply, which increases our merchandise assortment and attracts more buyers. This, in turn, increases sales velocity and commissions for our consignors. In addition, a meaningful share of our consignors become buyers and vice versa, which creates a differentiated flywheel that enhances the network effect of our online marketplace.

Our technology, data analytics and unique service model provide us with a number of sustainable competitive advantages:

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Technology. We have built a proprietary technology platform that powers our complex single-SKU inventory model and merchandising operations, which include authenticating, copywriting, pricing and photographing up to 14,000 unique items a day in 2018. By leveraging our technology platform, automation and machine learning, we are able to drive operational efficiencies at scale.

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Data analytics. Our powerful data analytics capabilities enable us to improve both the consignor and buyer experiences across all channels. We had approximately 400 million item views in 2018 and made approximately 9.4 million item sales since inception through March 31, 2019, providing us with rich product and customer data. We leverage this data to optimize merchandising, pricing and sales velocity. In 2017 and 2018, approximately 60% and 80% of the products on our online marketplace sold within 30 days and 90 days, respectively. In 2017 and 2018, our online marketplace sell-through ratios were 93% and 96% respectively.

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Service model. Our large sales and service organization serves most major metropolitan markets in the United States and is responsible for obtaining exclusive supply for our online marketplace. Our sales professionals generate a robust pipeline of new consignors and build lasting relationships which cannot be easily replicated. They consult on the consignment process and leverage data to advise consignors on pricing, expected selling time and market trends. This results in a consistent supply of desirable, high-quality pre-owned luxury goods.

We generate revenue from orders processed through our website, mobile app and three retail stores located in New York and Los Angeles. Our revenue is primarily based on our take rates from these transactions. Our growth and success are evidenced by our operating and financial results in 2018:

•	We processed 1.6 million orders, up 42% over 2017.

•	Our average order value was $446, up 2% over 2017.

•	Our GMV was $710.8 million, up 44% over 2017.

•	Our NMV was $506.6 million, up 45% over 2017.

•	Our total revenue was $207.4 million, up 55% over 2017.

•	Our gross profit was $136.9 million, up 56% over 2017.

The Luxury Industry

We participate in the large and growing luxury market. The global market for personal luxury goods was expected to reach $294 billion in 2018, growing at a 6% compounding constant currency annual growth rate since 1996, according to Bain. Categories such as fine art and home goods further increase the size of this market. Specific market forces and consumer trends that are transforming the future of the global luxury market include the following:

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Luxury retail is rapidly shifting online. According to Bain, the online share of the global personal luxury goods market in 2018 was approximately 10% up from approximately 2% in 2008, and Bain estimates that online penetration will reach 25% by 2025 as new technologies continue to enhance the digital shopping experience.

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Younger generations are driving growth. Millennials accounted for more than 25% of the U.S. population in 2015, according to the U.S. Census Bureau. Millennials made up the largest percentage of the U.S. workforce in 2017, according to the Pew Research Center. According to Bain, Millennials and Generation Z were expected to account for approximately 33% of the luxury market in 2018 and Millennials were expected to drive virtually 100% of market growth in 2018 as their purchasing power increases. Millennials and Generation Z are expected to collectively account for 55% of the luxury market in 2025, and drive 130% of market growth from 2018 to 2025. According to Frost & Sullivan, U.S.

consumers aged 18 to 34 on average spend approximately 37% more annually on new luxury items than U.S. consumers aged 35 and over.

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Luxury is resilient to economic cycles. The luxury market demonstrated stable average annual growth of 6% compounding constant currency annual growth rate since 1996, according to Bain, with the only meaningful decline observed during the global financial crisis from 2008 to 2009. During this period, the personal luxury goods market declined approximately 8%, but it quickly recovered and increased 14% from 2009 to 2010, according to Bain.

Consumer Trends in Our Favor

We believe the following consumer trends provide strong tailwinds for our business:

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Increasing acceptance of resale. Consumers are demonstrating an increasing acceptance of purchasing pre-owned goods. 44% of international fashion executives and experts expect resale ownership models to be more relevant in 2019, according to McKinsey.

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Rising value consciousness. The resale market expands access to and availability of luxury goods by offering high-quality items at more attainable price points. Resale serves as a gateway to luxury brands for aspirational consumers, particularly Millennials and Generation Z. Even affluent consumers are searching for value as prices for new luxury goods continue to increase, according to McKinsey.

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Desire for newness, uniqueness and individuality. Luxury consumption has become a means for self-expression as Generation Z consumers desire unique products as a way to express their individuality and make a personal statement, according to Bain.

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Focus on sustainability. Nine in ten Generation Z consumers believe companies have a responsibility to address environmental and social issues, according to Cone Communications. Based on our survey data, 56% of our overall consignor base and 64% of our Millennial consignor base cite environmental impact or extending the lifecycle of luxury items as key motivators for consigning with us.

Our Market Opportunity

Consumers globally purchase hundreds of billions of dollars of personal luxury goods every year. These goods accumulate in homes over time and create a meaningful market opportunity for us. We commissioned Frost & Sullivan, a third party research company, to assess the value of luxury products potentially available for resale in U.S. consumers’ homes. Frost & Sullivan performed an analysis by U.S. demographic on consumer spending on luxury products and estimated the total addressable market of luxury products in U.S. homes potentially available for resale including men’s and women’s apparel, handbags, shoes, watches, jewelry, high end furniture and art valued below $250,000 at approximately $198 billion.

In addition, the number of garments purchased annually by the average consumer increased by 60% between 2000 and 2014, according to McKinsey. However, we believe that only a small portion of the clothes in an average person’s closet are worn on a regular basis. We unlock and recirculate underutilized personal luxury goods to address demand from millions of buyers globally through our trusted online marketplace.

Challenges with Existing Luxury Resale Models

Existing luxury resale models have failed to unlock the abundance of pre-owned luxury supply due to inherent challenges, which include the following:

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Friction for consignors. Existing luxury resale models often require consignors to spend a significant amount of time and energy dropping off items at physical locations, such as consignment stores or pawn shops, or self-listing on peer-to-peer platforms. Consignment stores and pawn shops typically offer inferior economics and experiences to consignors, fail to achieve optimal pricing and sales velocity, pay commissions slowly and are sometimes disreputable. Peer-to-peer platforms require sellers to do a significant amount of work, including photography, copywriting, pricing, fulfillment and customer service.

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Lack of trust for buyers. Due to the pervasiveness of counterfeit luxury goods and inconsistent authentication standards, buyers can be hesitant to purchase pre-owned luxury goods. The global trade in counterfeit goods in 2016 was over $509 billion, according to the Organisation for Economic Co-operation and Development. Peer-to-peer marketplaces and consignment stores do not authenticate effectively as they do not take physical possession of the item, have inconsistent authentication standards or do not employ expert authenticators. Furthermore, the quality of photos and accuracy of descriptions vary widely and are often misleading. There is a lack of transparency as buyers are not able to easily obtain information such as fair market value or verify authenticity.

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Fragmented supply. Luxury supply that is available for resale is largely distributed across thousands of brick-and-mortar stores. There are over 25,000 resale shops in the United States, according to the Association of Resale Professionals. These stores typically only serve local markets, have limited hours of operation, feature a narrow product selection and only offer exposure to a local buyer base. As a result, consignors often experience slow monetization times at suboptimal prices.

Our Solution

We are delivering the future of luxury resale. Over the past eight years, we developed innovative service and technology solutions to address the specific challenges inherent in existing luxury resale models.

Unique Service Model to Unlock Pre-Owned Luxury Supply

By making consignment easy, convenient, reliable and fast, we are able to unlock a vast quantity of desirable, high-quality, pre-owned luxury goods. Our sales professionals remove friction from the consignment process and build lasting relationships with our consignors. In 2018, approximately 80% of our GMV came from repeat consignors. Our unique service model incentivizes consumers to consign by making the process easy.

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We deliver an end-to-end service experience. We provide multiple points of access for our consignors. Across most major U.S. metropolitan areas, we offer White Glove in-home consultation and pickup or drop off at one of our eleven LCOs, three of which are located in our retail stores. We also offer complimentary shipping directly to our merchandising and fulfillment facilities. In addition, we provide complimentary consultations and valuations.

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We do the work on behalf of consignors. Once consigned items reach one of our four merchandising and fulfillment facilities, we authenticate, write the associated copy, photograph, price, sell and handle all fulfillment and returns logistics, making the process seamless for the consignor.

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We generate high commissions for consignors. Our scale and global reach combined with our technology-driven online marketplace and proprietary data enable consignors to realize optimal value for their pre-owned luxury goods. We leverage data from millions of previous transactions and current market data to optimize pricing for our consignors. Our consignors earn up to 85% in commissions and achieved an average commission rate of approximately 65% in 2018.

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We drive rapid monetization. Our online marketplace efficiently matches supply with demand resulting in exceptional sales velocity. In 2017 and 2018, approximately 60% and 80% of the products on our online marketplace sold within 30 days and 90 days, respectively, fueled by our data-driven merchandising, pricing and marketing strategies. In 2017 and 2018, our markeplace sell-through ratio was 93% and 96%, respectively.

Exclusive, Authenticated Pre-Owned Luxury Supply Drives Demand

We make it easy for buyers to shop our vast, yet curated selection of authenticated, pre-owned luxury goods. In 2018, we had approximately 416,000 active buyers in approximately 60 countries and greater than 80% of our

GMV came from repeat buyers. As we continue to unlock exclusive luxury supply, we expect to attract new buyers and drive repeat purchases from our existing buyers.

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We offer a seamless buying experience. Buyers access our omni-channel online marketplace through our website, mobile app and retail stores, enabling them to purchase anytime, anywhere. In 2018, 57%, 39% and 4% of our total GMV was purchased using mobile devices, on our website and in our retail stores, respectively. Our platform is easy to navigate and provides buyers the ability to customize their own personalized product feeds and curate highly coveted items into their Obsessions page where they can view all of their favorite items together.

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We build trust by expertly authenticating every item. We employ more than 100 gemologists, horologists, brand experts and art curators. Our authenticators are highly trained, experienced experts in their respective fields. Each item we receive is put through a rigorous, multi-point authentication process before it is curated onto our online marketplace. As a result, we believe we have become the most trusted online marketplace for pre-owned luxury goods.

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We provide access to unique, highly coveted and exclusive products. We provide buyers with access to a vast, yet curated selection of unique, authenticated, pre-owned luxury goods. In 2018, we sold goods bearing the brand of over 7,000 luxury and premium designers, including highly coveted items such as rare watches and handbags. Buyers come back to our online marketplace time and again to experience the “thrill of the hunt” and ensure that they do not miss out on their Obsessions.

Proprietary Technology Platform to Manage Complex Single-SKU Logistics

Technology powers all aspects of our business, including our complex, single-SKU inventory management system. Our supply comes from thousands of individual consignors across the United States. Each item we sell is a truly unique single-SKU and is exclusively available on our online marketplace. We have processed up to 14,000 single-SKUs a day in 2018. Given the complexity of our inventory model, we developed and continuously innovate specialized, proprietary applications to optimize inbound processes, such as authentication, copywriting, photography and photo-editing. We increasingly use our technology platform to automate pricing for goods sold through our online marketplace.

We developed RealReal 360, an innovative commerce solution, to provide a single, real-time view of buyers, consignors and all luxury goods available on our online marketplace across digital and physical channels. This allows us to optimize our product availability as each unique item on our online marketplace has multiple demand points. Further, our store experts have access to a complete buyer history, which enables them to provide a truly personalized experience.

Proprietary Data Asset and Powerful Algorithms

Our online marketplace generates and aggregates hundreds of millions of unique data points, including data from approximately 400 million item views in 2018 and approximately 9.4 million item sales since inception. Each consigned item also has up to 50 unique attributes including designer, style, color and condition. Informed by this data, we develop proprietary algorithms and business processes to optimize our operations, including supply sourcing, merchandising, authentication, pricing and marketing.

Focus on Luxury to Expand the Market and Create a More Sustainable World

Luxury goods retain value over time as a result of their enduring desirability and durability, making them particularly well-suited for resale. We offer important benefits to both the new and resale luxury markets, including the following:

•	We provide a gateway to luxury brands. We believe we are expanding the overall market for both new and pre-owned luxury goods as the ability to experience and engage with luxury brands through our online marketplace results in an earlier appreciation for high-quality, well-crafted items and inspires consumers to purchase new luxury items. While we presently have no contractual or other affiliations with luxury brands other than our partnership with Stella McCartney, we believe our online marketplace cultivates customer relationships for luxury brands.

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We promote sustainability and a circular economy. We are committed to extending the lifecycle of luxury goods by promoting their recirculation, rather than creating waste. This is an increasingly important consideration given that every second, the equivalent of one garbage truck of textiles is either landfilled or burned, according to the Ellen MacArthur Foundation. Our survey data indicates that approximately 32% of buyers shop The RealReal as a replacement for fast fashion. By creating a circular economy and reshaping consumer purchasing behavior, we contribute to a more sustainable world.

Our Competitive Strengths

Scale and Powerful Network Effects

We are the largest online marketplace for authenticated, consigned luxury goods. We expect to maintain our leadership position by increasing our scale, thereby amplifying the network effects between consignors and buyers. In addition, as buyers become consignors and vice versa, we create a unique flywheel that further accelerates our momentum. Through March 31, 2019, 53% of our consignors are buyers and 13% of our buyers are consignors.

Trust

Trust is the cornerstone of our online marketplace. Consignors trust that we will treat their items with the utmost care and quickly sell them at the optimal price. Buyers trust us because we have a rigorous authentication process. We believe the trust and personal relationships that we have built with both consignors and buyers over the past eight years cannot be easily replicated.

End-to-end Service

We make consignment easy, convenient, reliable and fast by offering an end-to-end service that drives existing consignors to consign more frequently and attracts new consignors to our online marketplace. We provide world-class customer service to drive repeat purchases from our existing buyers and attract new buyers.

Efficient, Technology-enabled Operations at Scale

Over the past eight years, we have invested significant resources to optimize our logistics, processes and purpose-built, proprietary technology platform, which enables us to efficiently manage the unique complexities of our operational model at scale. In addition, with a real-time, single view of our consignors and buyers and the products on our online marketplace, we are able to provide a superior, personalized service for our consignors and buyers.

Data-driven Insights

Our proprietary data and algorithms provide us with operational insights that continuously enhance our consignor and buyer experiences. Through these insights, we are able to identify market trends early and incentivize our sales professionals to obtain on-trend, highly coveted merchandise. For consignors, we provide optimal pricing and sales velocity, resulting in higher commissions. For buyers, we source and curate the most desirable products and offer constant newness, which results in high engagement, demand and conversion.

Innovative, Founder-led Management Team

We are led by our CEO, Julie Wainwright, who founded The RealReal with a vision to transform the luxury resale experience. In addition, our management team is comprised of senior executives who have significant experience in the ecommerce, retail and technology industries, with an average experience of 21 years. We have built a culture of innovation and entrepreneurship where inspired people thrive. Our employees think creatively, act collaboratively and use technology and data to solve problems.

Growth Strategies

Key components of our growth strategy include:

Attract New Consignors and Buyers

We believe there is a significant opportunity to expand our customer base, and we will continue to invest in acquiring consignors and buyers efficiently. We believe we are significantly underpenetrated in the U.S. market given that our consignors and buyers span broad income and age ranges and geographies. There were 58 million U.S. households with annual incomes of more than $50,000 in 2017, according to the U.S. Census Bureau. As of December 31, 2018, our active buyers represented less than 1% of these households, leaving significant opportunity for us to grow. Through our targeted, data-driven marketing efforts we generate meaningful returns on our consignor and buyer acquisition investments. In addition, we intend to expand our White Glove service to new markets to attract more consignors and unlock more pre-owned luxury supply, thereby attracting more buyers.

Increase the Lifetime Value of Consignors and Buyers

We intend to increase the lifetime value of our consignors and buyers by driving repeat consignment and purchase frequency. For consignors, we cultivate lasting relationships through our sales professionals to encourage more frequent consignment. For buyers, we drive repeat purchases by enhancing our product selection, providing luxury service and leveraging our data insights to increase personalization and conversion.

We also increase lifetime value by encouraging consignment and purchases across multiple categories. In addition, converting consignors into buyers and vice versa accelerates the powerful flywheel that drives our online marketplace and leads to greater value per customer.

Amplify The RealReal Brand

With aided brand awareness among consumers of luxury and premium goods at only 21% in 2018, we have a significant opportunity to increase the visibility of our brand. We will continue to invest in brand marketing campaigns and deepen our connection with our consignors and buyers. We also rely on word of mouth to amplify brand awareness and thus continue to focus on customer satisfaction. We achieved a buyer NPS of 74 as of February 2019, indicating that buyers view their experiences positively and would recommend to others.

Increase Penetration in Existing Categories

Our women’s category accounted for approximately 67% of our GMV in 2018. We intend to deepen our penetration in other high-value categories such as men’s, jewelry and watches, and home and art. We strive to enhance our product offering in these categories by leveraging our existing relationships with consignors to unlock supply across multiple categories. For buyers, we facilitate discovery and purchase outside of our core women’s category by curating dynamic multi-category feeds on our website and mobile app daily.

Continuing to Invest in Innovation and Infrastructure

We will continue to invest in technology, data analytics and infrastructure to drive innovation. This includes continuing to optimize our merchandising operations and automation capabilities with respect to pricing, authentication, photo-editing and copywriting. To enhance the experience for our consignors and buyers and drive frequent engagement with our online marketplace, we will continue to refine our approach to data analytics. We also plan to continue investing in our merchandising and fulfillment facilities and logistics infrastructure to optimize single-SKU processing.

Strategically Expanding Offline

We believe the future of luxury resale will be defined by an increasingly frictionless, personalized, omni-channel discovery and purchasing experience. We currently operate three retail stores and eleven LCOs, three of which are located in our retail stores. We believe there is opportunity to expand to additional markets where we can unlock high-quality, pre-owned luxury supply, build our brand and drive incremental GMV. We continuously evaluate the performance of our retail stores by tracking their impact on consignor and buyer acquisition cost, brand awareness, consignor and buyer repeat purchase behavior, incremental supply sourced and GMV. Given the favorable performance of our retail stores to date, we intend to expand our footprint in the future.

Growing International Presence

As we continue to build our brand and scale our platform in the United States, we believe international demand for our online marketplace will also continue to increase. In 2018, international sales contributed only approximately 4% to our GMV. The international luxury market accounts for nearly 78% of the total global luxury market according to Bain. We may elect to invest in international operations and marketing. In addition, we may also selectively pursue targeted acquisitions to enter new geographies.

How Our Business Works

We operate the largest online marketplace for authenticated, consigned luxury goods. We authenticate every item we sell and deliver on our standard of world-class service by leveraging our technology platform and data analytics capabilities to source supply, merchandise and fulfill orders. We have developed and refined our capabilities and processes to efficiently manage the unique operational aspects of our business, especially our single-SKU inventory model.

Sourcing Supply from Our Consignors

Our unique service model unlocks a significant amount of exclusive pre-owned luxury supply from consignors’ homes because we make the process easy. In the second half of 2018, approximately 40% of our consignors were new to consigning because they were unaware of consignment as a way to efficiently monetize existing goods in their homes or they did not want the hassle of traditional brick-and-mortar consignment models or online-only peer-to-peer marketplaces. Our personalized level of support removes friction from the consignment process, making it easy, convenient, reliable and fast.

Our team of sales professionals ensures that we deliver a consistent flow of high-quality, pre-owned luxury supply. We keep a dynamic directory of thousands of luxury and premium contemporary designers that we use as a guideline for curating products that our buyers want. We drive the majority of our GMV through our White Glove channel which provides the highest level of service to consignors. Consignors who use our White Glove channel are highly valuable as they typically consign higher value items and do so more frequently.

Consignors can access our online marketplace through a variety of channels:

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White Glove. Consignors who have a greater number of items from designers in our directory or higher value items are eligible for our complimentary White Glove service in most major metropolitan areas across the United States. We provide this service in the following manner:

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In-home. Consignors make an appointment with one of our luxury managers and receive a complimentary consultation in their home. Our luxury managers advise on the process, as well as provide price estimates, expected selling time and trend advice. They also arrange for the consigned items to be securely transported to one of our merchandising and fulfillment facilities. Our home and art curators are also available for complimentary, in-home or virtual consultations.

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Luxury consignment offices. We operate eleven LCOs in the following key luxury gateway cities: New York, Los Angeles, San Francisco, Dallas, Miami, Chicago and Washington D.C. Our gemologists, horologists, brand experts and art curators offer complimentary valuations on luxury items in a no-pressure environment. Consignors can schedule an in-person appointment with one of our experts and learn how much their luxury items are worth, ask questions and, if they choose, easily consign on the spot. We offer consignors a valuation document to keep for their records.

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In-store. We operate three retail stores, two in New York and one in Los Angeles, where consignors can meet with experts in person to learn more about the consignment process, receive a complimentary consultation or valuation or drop off items.

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Free direct shipping. Consignors with fewer items from designers in our directory or those who live in areas where White Glove service is not yet available can ship their items to us for free. We provide virtual consultations over the phone or through video conferencing. We send a free shipping label and, upon request, a consignment kit. For fine art pieces, consignors can send us photographs and information. Our art curators will research the piece, provide an estimated price and arrange for pickup by a reputable art shipper so the item can be authenticated and inspected at one of our four facilities.

Our consignors have access to My Sales, a dynamic, real-time dashboard that enables them to track the status of their items. We also provide frequent communication with our consignors at each step of the process and keep them engaged with interesting facts, such as which consigned items were most obsessed over or sold most quickly.

My Sales

Substantially all of our supply comes from individual consignors. As of December 31, 2018, approximately 80% of our consignors were female, approximately 81% had a household income above $50,000 and approximately 46% were under 45 years old. We selectively engage with business sellers in certain categories.

As of March 31, 2019, our sales team consisted of 379 employees.

Data-driven Merchandising

Our merchandising process starts before we take possession of consigned items. Our merchandising team works closely with our sales professionals to drive favorable unit economics by optimizing the mix of designers, categories, price points and units. Our data analytics capabilities enable us to forecast potential opportunities in supply and proactively incentivize our sales professionals to obtain coveted, on-trend items. Additionally, historical transaction data informs us of items that we should not accept due to a low probability of sale. Throughout the process, our consignors are educated on which designers, styles and colors retain value over time, which influences their purchasing behavior when buying new or pre-owned luxury goods in the future.

Once we receive consigned items, our merchandising team leverages our technology platform and data analytics capabilities for a first point of authentication and to efficiently write copy, photograph and price the items before they are curated onto our online marketplace.

Inbound Merchandising Operations

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Authentication. We authenticate every item we sell to continue building trust in our online marketplace. We employ over 100 highly trained gemologists, horologists, brand experts and art curators who collectively inspect thousands of items each day. All items pass through a rigorous multi-point, brand-specific authentication process before they are accepted for consignment. This process includes inspecting the item for attributes such as appropriate brand markings, date codes, serial tags and hologram stickers. Our gemologists and horologists authenticate and inspect our fine jewelry and watches, and each piece comes with an authentication certificate. In addition, our team of fine art curators and specialists research and validate art pieces for authenticity. We have a zero-tolerance policy when it comes to counterfeit goods. Items that are deemed to be counterfeit are confiscated. We are working with the University of Arizona to develop proprietary technology to inspect gemstones faster and more accurately, without unmounting the stone.

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Photography and copywriting. Because we take possession of each item, we are able to accurately and consistently describe the item and its condition, as opposed to online-only peer-to-peer resale models. Our items are professionally photographed and presented in a visually appealing manner to encourage engagement and conversion.

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Pricing. Leveraging our database of approximately 9.4 million historical item sales and current market data, we price items to optimize value and sales velocity. We use proprietary algorithms to optimize pricing based on factors such as designer, category, age, condition, color and current market demand. Increasingly, we are using our technology platform to automate pricing of the goods sold through our online marketplace. We also provide human oversight of the pricing process, which allows us to recognize and appropriately adjust for real-time changes in market trends. For example, if a designer is trending, we can adjust the price accordingly. For high-value items, we recommend a price that the consignor must approve before the item goes live on our online marketplace.

Our buyers desire newness and the ability to easily browse our vast selection of products. In 2018, we added approximately 2.6 million new items to our online marketplace, providing buyers with a constant stream of new listings. Editorial features based on trends, style and heritage encourage exploration and discovery across designers and categories. These dynamic daily curations emphasize storytelling and celebrate luxury, for example: Men’s Future Tech Sneakers, The Luxe Diamond Edit, Watches for Every Occasion and Prada on the Rise.

In order for buyers to efficiently browse our vast selection of authenticated, pre-owned luxury goods, we built specialized features to allow for the curation of multiple personalized feeds based on individual preferences and collection of favorite items (“Obsessions”), into one place. Buyers can filter by criteria such as size, designer, color, style, category, price and condition making it easy and fast to find exactly what they are looking for. When buyers find an item they want to consider purchasing, they can click on the heart icon to add it to their Obsessions. Having a side-by-side view of favorite items provides a helpful way to visualize how they will look together in an outfit. In addition, once items are added to Obsessions, buyers automatically receive notifications via email or mobile app to indicate when items go on sale. Obsessions are a key driver of conversion to purchase. In 2018, Obsessions drove 36% of GMV.

Dynamic Daily Curation	Customizable Feeds	Obsessions

Our merchandising team is also responsible for delivering a seamless omni-channel experience and ensuring customer satisfaction while driving conversion and sales velocity. As of March 31, 2019, our merchandising operations and core merchandising teams consisted of 480 and 326 employees, respectively.

Fulfillment and Logistics

Our fulfillment and logistics team ensures that orders are efficiently and accurately picked, packed, shipped and delivered to buyers. In 2018, we shipped more than 3 million units at an average of over 8,500 items per business day. In the fourth quarter of 2018, more than 95% of packages were shipped within 24 hours of receiving the order. We are able to ship to and service buyers in approximately 60 countries. We have a proven track record of leveraging our technology platform to build proprietary order and warehouse management systems and scale our single-SKU model. Our three facilities in New Jersey and one in California provide a scalable and flexible infrastructure to deliver merchandise quickly and efficiently to our buyers and help reduce shipping and fulfillment expenses. Our fulfillment and logistics processes create a consistent and reliable buying experience that drives loyalty and repeat purchases. As of March 31, 2019, our fulfillment and logistics team consisted of 321 employees.

Customer Service and Consignor Relations

Our deep commitment to service enables us to offer a luxury experience for our buyers and consignors. Our customer service and consignor relations teams interact with buyers and consignors by phone and email. Customer service representatives provide an exceptional experience for buyers by addressing questions relating to orders, deliveries and returns, as well as condition, style and fit. Consignor relations managers address questions relating to the consignment process and commission payments. We have achieved buyer and consignor

NPS of 74 and 60, respectively, as of February 2019. As of March 31, 2019, our customer service and consignor relations teams consisted of 82 employees.

Commission Structure and Loyalty Program

Our RealReal Rewards program drives loyalty as consignors earn more when they consign more. RealReal Rewards commission rates are generally based on net sales during a one-year commission window and are dynamically adjusted to reflect conditions in the market and the evolution of our business model. Currently, commission rates range from 55% for consignors who generate less than $1,500 in net sales during such one-year period to 70% for consignors who generate $10,000 or more in net sales during such one-year period. For certain items, our commission structure is also based on a set of pre-defined criteria, such as category and value. Item level commission rates currently range from 40% for all items with an original resale list price of $145 or less to 85% for watches with a resale list price of $2,500 or more.

Buyer Engagement

We have a global buyer base that engages with us through our website, mobile apps for both iOS and Android devices and retail stores. By offering highly coveted luxury brands and providing a seamless omni-channel experience, we are able to both attract first-time buyers who have never purchased pre-owned luxury and drive repeat purchases from our existing buyer base.

Our mobile app and mobile-enabled website have empowered our buyers to browse and purchase on our online marketplace anytime, anywhere. Mobile has become the primary channel for new buyers, representing a majority of purchases. The strong engagement from our buyers on mobile is further evidenced by the time they spend browsing. Buyers who purchase in a given month spent approximately 35 minutes on our mobile app and 26 minutes on our mobile website per day visited between December 2018 and February 2019.

Our First Look program provides members with access to our newest items 24 hours in advance of general members for a fee of $10 per month. In addition to early access, members also receive special invitations to monthly promotions and 24 hour advance waitlist notifications. In 2018, we generated 19% of GMV from our First Look members.

Approximately 70% of our buyers are new to buying pre-owned luxury. As of December 31, 2018, approximately 72% of our buyers were female, approximately 77% of our buyers had an annual household income of at least $50,000 and approximately 48% were under 45 years old.

Our Product Assortment

As of March 31, 2019, we offered over 620,000 unique, authenticated, pre-owned luxury goods on our online marketplace bearing the brand of over 5,500 luxury and premium designers. The top-selling luxury designers on our online marketplace include Cartier, Chanel, Christian Louboutin, Gucci, Hermès, Louis Vuitton, Prada, Rolex, Tiffany & Co. and Valentino. We offer products across multiple categories including women’s, men’s, kids’, jewelry and watches, and home and art.

Gross Merchandise Value

(In millions)

Our Marketing Approach

We acquire new buyers and drive traffic to our website primarily through a mix of digital, television, direct mail and other direct response marketing channels. In 2018, approximately 49% of our desktop and mobile web new user sessions originated from organic channels, which included organic search and direct website access. We collect buyer response data by channel at every step of the purchasing process. By understanding how buyers respond to our campaigns, we are able to quickly adapt and optimize our marketing approach. We devote considerable resources to multi-variate testing to continuously improve the buyer experience and drive conversion. Our data-centric approach has led us to focus on accelerating mobile growth, which has proven to be an efficient acquisition channel.

We retain buyers through a variety of non-paid channels including mobile “push” notifications, email and non-paid social media. Based on purchase history, we are able to create a unique profile for each individual buyer that allows us to understand which items they are more likely to purchase. We know their preferences from their customized feeds and Obsessions so we can recommend products to them in a more personalized manner. We monitor satisfaction on a daily basis to continuously improve our buyer experience.

We acquire new consignors primarily through lead generation campaigns and targeted email communications, referrals, behavior targeting and promotional incentives. We market to our growing base of approximately 10 million members who are already familiar with our online marketplace in order to convert them into consignors and buyers.

We are able to efficiently reach and retain existing consignors without spending significantly on paid marketing efforts. We retain consignors through a variety of non-paid marketing channels, including mobile “push” notifications, email, programmatic retargeting campaigns, non-paid social and our loyalty program, RealReal Rewards. In addition, we strive to convert our buyers into consignors and consignors into buyers to further propel our flywheel.

We carefully monitor and track consumer trends and brand affinity on our online marketplace. We compile these trends into periodic reports and make them readily available on our website. These reports are widely covered by a broad range of mainstream and industry focused media outlets, further establishing our credibility and thought-leadership in the luxury resale market and amplifying our brand awareness.

As of March 31, 2019, our marketing team consisted of 28 employees.

Technology and Data

Our proprietary technology platform is purpose-built to be high-performing, scalable and flexible. It forms the foundation of our merchandising, marketing, logistics and fulfillment operations. We built our platform using a modern architecture to efficiently manage the unique operational aspects of our business, including our complex single-SKU inventory model. We continue to enhance the architecture on which our platform is built to support the growth of our business. For example, we invested in building an event-driven architecture that has enabled us to scale our technology organization to deploy unique solutions such as in-store point of sale and mobile apps. Our platform seamlessly integrates key functional areas and creates optimized solutions that allow us to continuously improve the consignor and buyer experience, enhance operational efficiencies and drive innovation across our organization.

Our technology organization is composed of highly efficient, agile and autonomous teams. They deliver value to our business through a relentless focus on our three main stakeholders: consignors, buyers and employees. Each team delivers functionality to our platform using modern development and deployment methodologies. To continuously improve the quality of our solutions, our teams extensively test new features to measure their impact and constantly iterate on new features and functionality. We use open source software and third party vendors whenever possible to ensure that in-house development resources are focused on areas that are strategic to our business.

Our proprietary technology platform includes the following:

Massive Data Asset

Data drives all decision-making in our organization. Over the past eight years, we generated and aggregated hundreds of millions of data points from millions of interactions and approximately 9.4 million item sales with up to 50 attributes per item. We also collect data directly at each step of our interaction with consignors and buyers, learning their preferences and allowing us to offer a more personalized experience. In addition, our data allows us to better understand supply and demand trends, automate key merchandising processes and support our authentication efforts.

Proprietary Processes and Algorithms

To continue building scale, we are automating key processes by using machine learning algorithms and computer vision, including image recognition. For example, we have increasingly automated pricing for items on our online marketplace. In addition, we leverage rule-based algorithms to enhance risk assessment as a first step in the authentication process. Our investments in building proprietary processes and automation enable us to continue scaling our inbound operations efficiently.

Real-time, Single View of Products Available on Our Online Marketplace

To maximize the exposure of a single item, all items on our online marketplace are available through multiple demand points, including our website, mobile app and retail stores. Because we only have one of each item, we built a technology solution, RealReal 360, to resolve instances where there are multiple demand points against a single-SKU. RealReal 360 enables a real-time, single view of products available on our online marketplace across all possible demand points. For example, when a buyer in one of our retail stores begins to purchase an item, our system instantly updates the item’s status on our website and mobile app to ensure the item will not be sold to another buyer.

Single View of Consignors and Buyers

Through RealReal 360, we also have a single view of our consignors and buyers across all touchpoints, including website, mobile app, LCOs and retail stores. A unique profile is created for each consignor and buyer, allowing us to personalize every interaction. For example, when a buyer visits one of our retail stores, the sales associate can easily access his or her Obsessions and view previous purchases and consignments. The sales associate is then able to understand the buyer’s preferences and tailor recommendations according to specific items that are available in the store.

Our Unique Consignor Tracking and Payment System

In order to ensure timely and accurate payments to our consignors each month, we developed an automated, rule-based consignor tracking and payment system. This system takes into account factors such as the cumulative value of previous consignments, item level commission rates, application of promotional discounts and the time period in which the item sold.

As of March 31, 2019, our technology and product teams consisted of 132 employees.

Our Retail Stores

We operate a retail store in each of West Hollywood in Los Angeles, California, and SoHo and Upper East Side in New York, New York. Our stores are located in highly desirable, densely populated locations with strong foot traffic. For consignors, our retail stores provide an alternative location to drop off consigned items and an opportunity to interact with our experts. Our buyers experience world-class service, surrounded by a beautifully designed space, where they can shop our dynamic curation of authenticated pre-owned luxury goods across all of our categories. To continue strengthening and building our connection with consignors and buyers, we offer complimentary experiential events where we invite our community to meet with our experts and discuss topics, such as Is Your Handbag the Real Deal?, Collecting Art & Design: Where to Begin, and Ask A Stylist: How To Wear The Biggest Trends Of Spring 2019.

Our retail stores also serve as fulfillment centers as items we offer in our stores are also sold online. We are able to quickly and accurately fulfill orders from our retail stores using radio frequency identification technology (“RFID”), which helps sales associates quickly locate items. The RFID technology enhances inventory control in a physical retail environment.

We are able to leverage the investment in our retail stores to improve the growth in a given market. For example, our SoHo store generated approximately $2,450 in GMV per square foot and approximately $3,000 in supply per square foot in 2018. Additionally, retail stores improve unit economics by acquiring higher value buyers and consignors, increasing lifetime value and lowering return rates. We also benefit from increased brand awareness that accelerates overall market growth.

Our Culture and Team

We are a team of passionate, mission-driven individuals who lead with a growth mindset. An entrepreneurial spirit permeates all aspects of our company. Our commitment to extending the lifecycle of luxury goods is grounded in data analytics and world-class customer service. Our cross-functional teams specialize in creative thinking, nimble execution and solving unique challenges such as scaling our single-SKU inventory model. We are not afraid to experiment, and we embrace constant iteration and improvement.

We are proud that our employee and director population is gender diverse. As of March 31, 2019, 68% of our employees and 67% of our director-level employees were female. We support and celebrate all diversity. Our diversity is a reflection of our culture and the skills necessary to build and grow an innovative online marketplace that is revolutionizing the luxury resale market and reshaping consumer purchasing behavior.

Our Values

Our core values drive our business:

•	We are curious, creative and dynamic. We believe that creative thinking surfaces the best ideas. We are inspired to create, invent and iterate on ways to drive our business forward.

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We advocate growing our people from within. We offer opportunities for all experience levels. We empower our employees with increasing responsibility and instill accountability while providing the freedom to experiment and innovate.

•	We embrace and celebrate diversity. We are a welcoming and inclusive company.

•	We are data-driven. We are thinkers and analyzers who are results-driven.

•	We are obsessed with service. We provide our consignors and buyers with the ultimate luxury experience.

•	We respect luxury brands. We seek to honor the enduring heritage of luxury brands.

Our Sustainability Efforts

Sustainability is woven into the fabric of our business. We believe a growing awareness of the environmental impact of recirculating luxury goods significantly contributes to the appeal of consigning and purchasing on our online marketplace. Based on our survey data, 56% of our consignors base and 64% of our Millennial consignor base cite environmental impact or extending the lifecycle of luxury as key motivators for consigning with us.

Our sustainability efforts include:

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Ellen MacArthur Foundation. We are a member of the Ellen MacArthur Foundation Circular Economy 100 USA, which connects organizations that are rejecting the traditional linear economy in favor of a self-sustaining circular economy. This network brings together a diverse set of stakeholders to encourage collaboration on issues related to sustainability. The Ellen MacArthur Foundation advised us on the methodology used to create our proprietary Sustainability Calculator, which quantifies the greenhouse gasses, energy output and water usage offset by the most popular items consigned on our platform.

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United Nations Climate Change’s Fashion Industry Charter for Climate Action. In April 2019, we became the first company in the resale industry to join the UN Climate Change’s Fashion Industry Charter for Climate Action, which aims to limit global warming within the fashion industry and inspire climate action. The Charter endeavors to achieve a 30% reduction in carbon emissions in the fashion industry by 2030 and net-zero emissions by 2050. We are helping to create a clear path to achieve the actions outlined in the Charter by joining the Charter’s working group on promoting broader climate action.

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National Consignment Day. We founded National Consignment Day as a national recognition day that occurs on the first Monday of October. National Consignment Day celebrates the positive impact consigning has on the environment. Each year we create a National Consignment Day campaign as an opportunity to encourage people to consign.

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Brand partnerships. Our partnership with Stella McCartney demonstrates our value in the luxury ecosystem and encourages consignment by giving a credit to consignors to be applied to a new purchase when they consign a Stella McCartney item.

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Sustainability Calculator. In 2018, we launched our Sustainability Calculator on National Consignment day as a tool to quantify the positive impact consignment has on the planet. This calculator, vetted by sustainability experts, focused solely on women’s apparel and measured the impact of 3.2 million items of women’s clothing items consigned to The RealReal since inception. In 2018, we estimate that our environmental savings since inception equated to 87 million driving miles in greenhouse gas emissions and energy savings and 329 million liters of water. This equals a savings of 3,494 trips by car around the world or 1.39 billion eight-ounce glasses of water.

Competition

Although we have built a scaled and highly differentiated online marketplace model, we face competition from both online and offline resale players. We have indirect competitors in two primary categories:

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Technology-enabled companies. We compete indirectly with technology-enabled companies that may attract sellers by enabling commerce, such as eBay and traditional physical retailers who have increasingly broadened their ecommerce platform.

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Luxury resellers. Luxury resellers with whom we compete include brick-and-mortar consignment stores, pawn shops and auction houses, such as Sotheby’s, as well as niche or single category luxury resellers.

We compete primarily on the basis of consignor and buyer experience, product authenticity, quality and assortment, breadth of brand offering, convenience and price. We believe that we are able to compete effectively because we offer consignors an easy, convenient, reliable and fast way to monetize their goods. For buyers, we offer a vast selection of unique, high-quality, authenticated, pre-owned luxury goods at compelling prices.

Intellectual Property

Our intellectual property, including copyrights and trademarks, is an important component of our business. We rely on trademark, copyright, trade secrets, patents, confidentiality agreements and other practices to protect our brands, proprietary information, technologies and processes. We primarily rely on copyright and trade secret laws to protect our proprietary technologies and processes, including the algorithms we use throughout our business. Our principal trademark assets include the registered trademark “The RealReal” and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “therealreal.com” Internet domain name and various related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. We continually review our development efforts to assess the existence and patentability of new intellectual property and intend to pursue patent protection to the extent we believe it would be beneficial and cost-effective.

We control access to and use of our intellectual property through confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. We rely on contractual provisions to protect our proprietary technology, brands and creative assets with consignors and buyers.

Facilities

Our corporate headquarters are located in San Francisco and are leased for a term that expires in 2025 with a right of renewal. We lease an aggregate of approximately 1 million square feet of space for storage, merchandising operations and fulfillment located in California and New Jersey. The lease to our California facility expires in 2021 and leases to our New Jersey facilities each expire in 2029, all with a right of renewal. We lease additional offices located in New York City and LCOs located in Chicago, Dallas, Los Angeles, Miami, New York, San Francisco and Washington D.C. We also have three retail stores located in Los Angeles and New York.

Legal proceedings

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings.

On November 14, 2018, Chanel filed a lawsuit against us in the U.S. District Court for the Southern District of New York bringing various trademark- and advertising-related claims under the Lanham Act and New York state law analogues. Chanel alleges that our resale of Chanel products confuses consumers into believing that Chanel is affiliated with us and involved in authenticating consignors’ goods and that only Chanel is capable of authenticating second-hand Chanel goods. Chanel alleges, in particular, that we have made false representations concerning the Chanel-branded goods sold on our platform and that a number of these goods were counterfeit. The lawsuit seeks money damages as well as injunctive relief. We intend to vigorously defend this lawsuit and believe we have meritorious defenses.

We are also subject to employee-related claims under state and federal law, including claims for discrimination, wrongful discharge or retaliation and claims for wage and hour violations under the Fair Labor Standards Act or state wage and hour laws.

There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict. Moreover, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop.

The RealReal Foundation

The RealReal Foundation is an independent non-profit organization. We will contribute 1% of the net proceeds of this offering to The RealReal Foundation. The RealReal Foundation’s mission is to foster the mentoring of women CEOs, support and guide boys and girls into becoming the next generation of leaders and provide scholarships to support students in need.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of June 4, 2019.

Name	Age	Position(s)
Executive Officers
Julie Wainwright	62	President, Chief Executive Officer and Chairperson
Fredrik Bjôrk	40	Chief Technology Officer
Dana DuFrane	54	General Counsel
Matt Gustke	45	Chief Financial Officer
Rati Sahi Levesque	38	Chief Operating Officer

Non-Employee Directors

Chip Baird(2)(3)	47	Director
Maha Ibrahim(1)	48	Director
Rob Krolik(1)	50	Director
Michael Kumin(2)(3)	46	Director
Stefan Larsson(3)	44	Director
Niki Leondakis(2)	58	Director
James Miller(1)	55	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee

Executive Officers

Julie Wainwright founded The RealReal in March 2011 and has served as our Chief Executive Officer and the Chairperson of our board of directors since March 2011. Previously, Ms. Wainwright served as Chief Executive Officer of SmartNow.com, an online health and wellness company, from February 2008 to January 2011, as President and Chief Executive Officer of Bellamax, a photo-editing software company, from August 2003 to November 2006 and as Interim Chief Executive Officer of OntheFrontier, a firm providing strategic consulting for emerging growth countries, from 2001 to 2002. Prior to OntheFrontier, she served as Chief Executive Officer of Pets.com, an online pet supply company, from February 1999 to January 2001. Ms. Wainwright holds a B.S. in General Management from Purdue University.

Ms. Wainwright was selected to serve on our board of directors because of the perspective and experience she brings as our Chief Executive Officer and as the founder of The RealReal.

Fredrik Bjôrk has served as our Chief Technology Officer since May 2016. Previously, Mr. Bjôrk served as our Vice President of Engineering from September 2013 to May 2016. Mr. Bjôrk holds a B.S. in Information Technology from Rochester Institute of Technology.

Dana DuFrane has served as our General Counsel since September 2018. Previously, she served as our Vice President, Legal from November 2015 to September 2018. Prior to joining The RealReal, Ms. DuFrane served as the General Counsel of Ecologic Brands, a sustainable packaging company, from July 2014 to August 2015 and as Counsel and Head of HR at Imergy Power Systems, an energy storage company, from December 2013 to August 2014. Ms. DuFrane was previously Assistant General Counsel at Sun Microsystems, a computer software and hardware company and subsidiary of Oracle Corporation, an enterprise technology company, from 2000 to 2006. Ms. DuFrane holds a B.A. in International Affairs from the University of Colorado, Boulder and a J.D. from Santa Clara University.

Matt Gustke has served as our Chief Financial Officer since April 2013. Prior to joining The RealReal, Mr. Gustke served as the Chief Financial Officer and Head of Strategy at StubHub, an online ticket exchange company and subsidiary of eBay, an online marketplace and payments company, from January 2010 to April 2013. Mr. Gustke holds a B.S. in Finance and Entrepreneurial Management from the Wharton School at the University of Pennsylvania.

Rati Sahi Levesque has served as our Chief Operating Officer since April 2019 and served as our Chief Merchant from May 2012 to March 2019. Previously, Ms. Levesque served as our Director of Merchandise from May 2011 to May 2012. Prior to joining The RealReal, Ms. Levesque was the owner of Anica Boutique, a clothing boutique, from June 2005 to May 2011. Ms. Levesque holds a B.S. in Business Management Economics from the University of California, Santa Cruz.

Non-Employee Directors

Gilbert L. (Chip) Baird III has served on our board of directors since June 2018. Mr. Baird co-founded and has been the Co-head of PWP Growth Equity, the middle market private equity group of Perella Weinberg Partners Capital Management, since February 2012. Mr. Baird also serves on the boards of a number of private companies. He has also previously served as a director of RE/MAX Holdings, an international real estate franchisor company, from July 2013 to February 2015. Mr. Baird holds a B.S. in Finance and International Business from the Pennsylvania State University and an M.B.A. from Harvard Business School.

Mr. Baird was selected to our board of directors because of his experience in finance and capital structure.

Maha Ibrahim has served on our board of directors since July 2012. Ms. Ibrahim is currently a General Partner at Canaan Partners, an early stage venture capital firm, a position she has held since March 2000. Ms. Ibrahim also serves on the boards of a number of private companies. Ms. Ibrahim is also a trustee for the Carnegie Endowment for International Peace, a foreign policy think tank. Ms. Ibrahim holds a B.A. in Economics and an M.A. in Sociology from Stanford University and a Ph.D. in Economics from the Massachusetts Institute of Technology.

Ms. Ibrahim was selected to our board of directors because of her experience on the board of directors of rapidly growing consumer and technology companies.

Rob Krolik has served on our board of directors since January 2019. Mr. Krolik currently serves as the General Partner and Chief Financial Officer of Burst Capital, a venture capital investment firm, a position he has held since October 2018. Previously, Mr. Krolik served as the Chief Financial Officer of Yelp, an online platform company that connects people with local businesses, from July 2011 to May 2016. Mr. Krolik also serves on the boards of a number of private companies. Mr. Krolik holds a B.B.A. in Finance from the University of Texas at Austin and is a certified public accountant (inactive).

Mr. Krolik was selected to our board of directors because of his experience with rapidly growing technology companies and as the chief financial officer of a publicly-held company.

Michael A. Kumin has served on our board of directors since May 2017. Mr. Kumin has worked as an investment professional at Great Hill Partners, a private equity firm, since 2002 where he currently serves as a Managing Partner. Mr. Kumin has served on the board of directors of Wayfair, an ecommerce home goods company, since June 2011, and Yogaworks, a yoga studio, brand and teaching company, since July 2014. Mr. Kumin also serves on the boards of a number of private companies. Mr. Kumin holds a B.A. from Princeton University’s Woodrow Wilson School of Public & International Affairs.

Mr. Kumin was selected to serve on our board of directors because of his experience in the consumer retail and ecommerce industries as a private equity investor and his service on the board of directors of other consumer and technology companies.

Stefan Larsson has served on our board of directors since January 2019. Mr. Larsson currently serves as President of PVH, the parent company of Calvin Klein and Tommy Hilfiger, a position he has held since June 2019. Previously, Mr. Larsson was the President and Chief Executive Officer and a director of Ralph Lauren Corporation, a premium lifestyle apparel company, from November 2015 until May 2017. Mr. Larsson served as the Global President of Old Navy, an apparel brand and division of Gap, a global clothing retailer, from October 2012 to October 2015. Prior to Old Navy, Mr. Larsson was a key part of the leadership team that built H&M, a clothing retailer, from $3 to $17 billion in revenue and expanded operations from 12 to 44 countries, from August 1998 to September 2012. Mr. Larsson received a Master of Science in Business Administration jointly from the Hanken School of Economics in Finland and Jônkôping International Business School in Sweden.

Mr. Larsson was selected to serve on our board of directors because of his extensive experience in managing global, diversified retail businesses, along with his in-depth knowledge of the fashion and apparel industry.

Niki Leondakis has served on our board of directors since April 2019. Ms. Leondakis currently serves as President of The Wolff Resident experience Company, a real estate hospitality company, a position she has held since February 2019. Previously, Ms. Leondakis served as the Chief Executive Officer of Equinox Fitness Clubs at Equinox Holdings, a luxury fitness company, from March 2017 to July 2018, as Chief Executive Officer of Hotels and Resorts at Two Roads Hospitality, a lifestyle hotel hospitality company, from November 2012 to March 2017 and as President and Chief Operating Officer of Kimpton Hotels and Restaurants from September 1993 to November 2012. Ms. Leondakis holds a B.S. in Hotel, Restaurant Management and Travel Administration from the University of Massachusetts in Amherst.

Ms. Leondakis was selected to serve on our board of directors because of her executive skills and understanding of quality customer experience.

James R. Miller has served on our board of directors since May 2019. Mr. Miller currently serves as Strategic Advisor of AREVO, a computer software and 3D printing company, a position he has held since January 2019. Previously, Mr. Miller served as the Chief Executive Officer of AREVO, from February 2018 to January 2019, and Vice President, Global/Worldwide Operations of Google, an internet service and products company, from July 2010 to February 2018. Mr. Miller has served on the board of directors of Wayfair, an ecommerce home goods company, since July 2016, and DocuSign, an electronic signature company, since March 2014. Mr. Miller also serves on the boards of a number of private companies. He has also previously served on the board of directors of Corporate Eco Forum, a corporate sustainability organization, from July 2008 to June 2018. Mr. Miller holds a B.S. in aerospace engineering from Purdue University, a M.S. in mechanical engineering from Massachusetts Institute of Technology and an M.B.A. from MIT’s Sloan School of Management.

Mr. Miller was selected to serve on our board of directors because of his extensive experience in scaling operations in rapidly-growing internet companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance

Classified Board of Directors

Upon the completion of this offering, our board of directors will consist of      members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Maha Ibrahim, Michael Kumin and Stefan Larsson, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be Robert Krolik and Niki Leondakis, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be Chip Baird, James Miller and Julie Wainwright, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

In connection with this offering, we have applied to list our common stock on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that, with the exception of our Chief Executive Officer, Julie Wainwright, each member of our board of directors is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairperson of the board and chief executive officer may be separated or combined. In the event that the roles are combined, our corporate governance guidelines provide for the naming of a Lead Independent Director. Our board of directors has appointed Michael Kumin to serve as our Lead Independent Director. As Lead Independent Director, Mr. Kumin will preside over periodic meetings of our independent directors, serve as liaison between the chairperson of our board of directors and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Following the completion of this offering, copies of the charters for each committee will be available on our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Maha Ibrahim, Robert Krolik and James Miller, with Robert Krolik serving as the chairperson. Our board of directors has determined that each member of our audit committee is independent within the meaning of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Robert Krolik is an “audit committee financial expert” as defined by the applicable SEC rules.

Specific responsibilities of our audit committee will include:

•	overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting;

•	evaluating the independent public accounting firm’s qualifications, independence and performance;

•	engaging and providing for the compensation of the independent public accounting firm;

•	pre-approving audit and permitted non-audit and tax services to be provided to us by the independent public accounting firm;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates and internal controls over financial reporting;

•

establishing procedures for complaints received by us regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by our employees, and periodically reviewing such procedures, as well as any significant complaints received, with management;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements;

•	review and approve any transaction between us and any related person (as defined by the Securities Act) in accordance with the Company’s related party transaction approval policy; and

•	such other matters that are specifically designated to the audit committee by our board of directors from time to time.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Compensation Committee

Our compensation committee consists of Chip Baird, Michael Kumin and Niki Leondakis, with             serving as chairperson. Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Specific responsibilities of our compensation committee will include:

•

reviewing and recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluating the performance of the Chief Executive Officer and other senior officers in light of those goals and objectives;

•	setting compensation of the Chief Executive Officer and other senior officers based on such evaluations;

•	administering the issuance of options and other awards under our equity-based incentive plans;

•

reviewing and approving, for the Chief Executive Officer and other senior officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements; and

•	such other matters that are specifically designated to the compensation committee by our board of directors from time to time.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Chip Baird, Michael Kumin and Stefan Larsson, with              serving as chairperson. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the applicable Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding changes to the size and composition of our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	establishing procedures to exercise oversight of, and oversee the performance evaluation process of, our board of directors and management;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Code of Ethics and Business Conduct

Our board of directors has adopted a code of ethics and business conduct, which establishes the standards of ethical conduct applicable to all of our directors, officers, employees and senior financial officers. A copy of our code of conduct will be posted on the investor relations page of our website, www.therealreal.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

During 2018, members of our board of directors did not receive any retainer fees or other cash or equity-based compensation for their services as a director, other than reimbursements for out-of-pocket expenses incurred in connection with rendering such services. In connection with the offering, we engaged an independent compensation consultant to assist in the evaluation of our post-offering non-employee director compensation program.

Limitations on Director and Officer Liability and Indemnification

Our certificate of incorporation that will become effective in connection with this offering will contain provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and our bylaws that will become effective in connection with this offering will require us to indemnify our directors and officers, and allow us to indemnify other employees and agents, to the fullest extent permitted by the DGCL. Subject to certain limitations and limited exceptions, our certificate of incorporation will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our certificate of incorporation.

We believe that these provisions in our certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled back disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of new hire executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2018, the material elements of our executive compensation program were base salary, annual cash bonuses and equity-based compensation in the form of stock options.

We expect that our executive compensation program will evolve to reflect our status as a newly publicly-traded company, while still supporting our overall business and compensation objectives. In connection with this offering, we have retained Compensia, an independent executive compensation consultant, to help advise on our post-offering executive compensation program.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2018. We refer to these individuals as our “named executive officers.” For 2018, our named executive officers were:

•	Julie Wainwright, Chief Executive Officer;

•	Matt Gustke, Chief Financial Officer; and

•	Rati Sahi Levesque, Chief Operating Officer.

Compensation of Named Executive Officers

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the 2018 Summary Compensation Table for the base salary amounts received by each named executive officer in 2018.

Annual Cash Bonuses

Historically, we have provided our senior leadership team with short-term incentive compensation through our annual cash bonus plan. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual cash bonus program provides cash incentive award opportunities for the achievement of performance goals established by our board of directors at the beginning of each fiscal year.

The payment of awards under the 2018 annual cash bonus program applicable to the named executive officers was subject to the attainment of a number of goals relating to our performance. Specifically, as approved by the board of directors, 50% of the bonus was based on the attainment of GMV goals, 30% was based on gross margin goals, 10% was based on operating expenses and the remaining 10% was based upon department goals.

Early in 2018, the board of directors established the bonus targets for Ms. Wainwright, Mr. Gustke and Ms. Levesque in the annual bonus program. Ms. Wainwright had a 2018 target bonus equal to 50% of her base salary and Mr. Gustke and Ms. Levesque each had bonus targets equal to 40% of his or her base salary. Based on our 2018 performance, the board of directors awarded payouts under our annual cash bonus program equal to, as a percentage of target opportunity, 96%, 95% and 93% for Ms. Wainwright, Mr. Gustke and Ms. Levesque, respectively. Please see the “Non-Equity Incentive Compensation” column in the 2018 Summary Compensation Table for the amount of annual bonuses paid to Ms. Wainwright, Mr. Gustke and Ms. Levesque in 2018.

Stock Options

To further align the interests of our executive officers with the interests of our stockholders and to further focus our executive officers on our long-term performance, we have historically granted equity compensation in the form of stock options. Stock options generally vest (1) in 1/48th increments for each month of continuous employment following the vesting commencement date or (2) 25% on the first anniversary of the vesting commencement date and in 1/36th increments for each subsequent month of continuous employment. In 2018, the board of directors awarded Mr. Gustke and Ms. Levesque stock options to purchase 150,000 and 250,000 shares of our common stock, respectively.

2018 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2018.

Name and Principal Position	Year	Salary(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total(5)
Julie Wainwright	2018	$362,365	$—	$172,119	$1,000	(4)	$535,484
Chief Executive Officer

Matt Gustke	2018	321,750	283,065	120,868	1,000	(4)	726,683
Chief Financial Officer

Rati Sahi Levesque	2018	292,673	471,775	108,037	1,000	(4)	873,485
Chief Operating Officer

(1)	Amounts reported in this column reflect the base salaries earned during 2018.
(2)

Amounts reported in this column reflect the aggregate grant date fair value of stock options awarded in 2018, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation based on the following assumptions: risk-free interest rate of 2.7%-2.9%; expected volatility of 46.6%-48.1%; expected term of 5.2-6.2 years and expected dividend rate of 0%.

(3)	Amounts reported in this column for each named executive officer represents payouts under our annual cash bonus program.
(4)	Consists of $1,000 of 401(k) contributions received.
(5)

Amounts reported in this table exclude payments to our named executive officers in connection with the sale of common stock to existing investors. The difference between the purchase price paid to each named executive officer and the fair market value of the applicable shares on the date of purchase was as follows: (a) $529,528 for Ms. Wainwright; (b) $85,528 for Mr. Gustke; and (c) $156,870 for Ms. Levesque.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table presents information regarding the outstanding stock options held by each of the named executive officers as of December 31, 2018. None of the named executive officers held any outstanding restricted stock or other equity awards as of that date.

Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Julie Wainwright	3/27/2014		3/14/2014	1,248,500	—	$0.45	3/27/2024
	2/19/2015		2/19/2015	459,768	88,891	0.96	2/19/2020
	2/19/2015		2/19/2015	1,584,722	—	0.96	2/19/2020
	12/17/2015	(1)	12/17/2015	75,000	25,000	1.74	12/17/2020
	2/16/2017	(1)	2/16/2017	229,166	270,834	1.28	2/16/2027
Matt Gustke	5/31/2013		4/3/2013	387,642	—	0.39	5/30/2023
	3/27/2014		3/14/2014	150,000	—	0.45	3/26/2024
	2/19/2015	(1)	2/19/2015	115,032	5,002	0.87	2/18/2025
	12/17/2015	(1)	12/17/2015	36,143	12,048	1.74	12/16/2025
	12/17/2015	(1)	12/17/2015	76,356	25,453	1.74	12/16/2025
	2/16/2017	(1)	2/16/2017	42,940	50,749	1.28	2/16/2027
	12/5/2018	(1)	12/5/2018	—	150,000	3.82	12/5/2028
Rati Sahi Levesque	11/28/2011		6/1/2011	238,250	—	0.004	11/28/2021
	3/27/2014		3/14/2014	351,500	—	0.45	3/27/2024
	2/19/2015	(1)	2/19/2015	181,901	7,909	0.87	2/19/2025
	12/17/2015	(1)	12/17/2015	74,999	25,001	1.74	12/17/2025
	2/16/2017	(1)	2/16/2017	57,030	67,401	1.28	2/16/2027
	12/5/2018	(1)	12/5/2018	—	250,000	3.82	12/5/2028

(1)	This option vests in 1/48th increments beginning on the one-month anniversary of the vesting commencement date and for each subsequent month of continuous employment.

Additional Narrative Disclosure

Executive Severance Benefits

Our executives are not eligible for any severance benefits upon termination of their employment.

Equity Awards

In the event an executive’s employment is terminated without cause or due to good reason in connection with or within 12 months following a change in control or stock sale, 50% of any unvested options held by the executive as of the termination date will vest upon such termination. This offering will not constitute a change in control or stock sale under the terms of the option agreement.

401(k) Plan

We maintain a qualified 401(k) savings plan which allows participants to defer from 0% to 100% of cash compensation up to the maximum amount allowed under Internal Revenue Service (“IRS”) guidelines. We may make discretionary matching and profit sharing contributions to the plan. In 2018, we matched up to 25% of employee elective deferrals that did not exceed $1,000 per employee and did not make any profit sharing contributions. Participants are always vested in their contributions to the plan. Participants vest in their company matching and profit sharing contributions under a one to four-year graded vesting schedule.

Equity Compensation Plans

2019 Equity Incentive Plan

In connection with this offering, our board of directors has adopted and our current stockholders expect to approve the 2019 Plan, prior to the effective date of this offering. The 2019 Plan will replace the 2011 Equity Incentive Plan, as described below.

The purposes of the 2019 Plan are to align the interests of our stockholders and those eligible for awards, to retain officers, directors, employees and other service providers, and to encourage them to act in our long-term best interests. Our 2019 Plan provides for the grant of incentive stock options (within the meaning of Code Section 422), nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, other stock awards and performance awards. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive awards under the 2019 Plan. The material terms of the 2019 Plan are expected to be as follows:

Stock Subject to the Plan

The number of shares reserved for issuance under the 2019 Plan is                 , plus an annual increase added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until and including the fiscal year ending December 31, 2029. The annual increase will be equal to     % of the number of shares of common stock outstanding on the first day of such fiscal year,             shares of our common stock or such lesser amount as determined by our board of directors. To the extent an equity award granted under the 2019 Plan or a prior equity plan of ours (other than any substitute award) expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such award will become available for future grant under the 2019 Plan. In addition, to the extent shares subject to an award granted under the 2019 Plan or a prior equity plan of ours are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award (other than any substitute award) or to pay the exercise price of a stock option, such shares will become available for future grant under the 2019 Plan.

Plan Administration

Our compensation committee will administer the 2019 Plan. Our board of directors has the authority to amend and modify the 2019 Plan, subject to any stockholder approval required by applicable law or stock exchange rules. Subject to the terms of the 2019 Plan, our compensation committee will have the authority to determine the eligibility for awards and the terms, conditions and restrictions, including vesting terms, the number of shares subject to an award and any performance goals applicable to grants made under the 2019 Plan. The compensation committee also will have the authority, subject to the terms of the 2019 Plan, to construe and interpret the 2019 Plan and awards, and amend outstanding awards at any time.

Stock Options and Stock Appreciation Rights

Our compensation committee may grant incentive stock options, nonstatutory stock options and stock appreciation rights under the 2019 Plan, provided that incentive stock options are granted only to employees. The exercise price of stock options and stock appreciation rights under the 2019 Plan will be fixed by the compensation committee, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2019 Plan, the compensation committee will determine the remaining terms of the options and stock appreciation rights (e.g., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the compensation committee permits otherwise), as specified in the award agreement.

Stock Awards

Our compensation committee will decide at the time of grant whether an award will be in the form of restricted stock, restricted stock units or other stock award. The compensation committee will determine the number of shares subject to the award, vesting and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends when and if declared with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents. Our compensation committee may grant other stock awards that are based on or related to shares of our common stock, such as awards of shares of common stock granted as bonus and not subject to any vesting conditions, deferred stock units, stock purchase rights and shares of our common stock issued in lieu of our obligations to pay cash under any compensatory plan or arrangement.

Performance Awards

Our compensation committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares of our common stock. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant.

Transferability of Awards

The 2019 Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised during the lifetime of the participant only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift, pursuant to a domestic relations order, to a charitable organization designated by the participant or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

Certain Adjustments

If any change is made in our common stock subject to the 2019 Plan, or subject to any award agreement under the 2019 Plan, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Change in Control

Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2019 Plan), our board of directors may, in its discretion, determine whether some or all outstanding options and stock appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our board of directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock.

Clawback

Awards granted under the 2019 Plan and any cash payment or shares of our common stock delivered pursuant to an award are subject to forfeiture, recovery or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt.

Plan Termination and Amendment

Our board of directors has the authority to amend, suspend or terminate the 2019 Plan, subject to any requirement of stockholder approval required by law or stock exchange rules. Our 2019 Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless we terminate it earlier.

New Plan Benefits

The compensation committee has the discretion to grant awards under the 2019 Plan, and therefore it is not possible at the time of filing of this prospectus to determine future awards that will be received by our named executive officers or others under the 2019 Plan. All of our officers, directors, employees, consultants, agents and independent contractors are eligible for consideration to participate in the 2019 Plan.

2011 Equity Incentive Plan

The following is a description of the material terms of the 2011 Plan. The summary below does not contain a complete description of all provisions of the 2011 Plan and is qualified in its entirety by reference to the 2011 Plan, a copy of which will be included as an exhibit to the registration statement of which this prospectus forms a part.

As discussed above, we expect to replace the 2011 Plan with a new plan adopted prior to the completion of this offering. Once that new plan becomes effective, we will no longer make awards under the 2011 Plan. However, the 2011 Plan will continue to govern outstanding awards granted prior to its termination.

The purposes of the 2011 Plan are to: attract and retain the best available personnel for positions of substantial responsibility; provide additional incentives to employees, directors and consultants; and promote the success of our business. Our 2011 Plan provides for the grant of incentive stock options (within the meaning of Code Section 422), nonstatutory stock options, stock appreciation rights, restricted stock and restricted stock units. Officers, directors, employees and consultants who provide services to us or to any parent or subsidiary of ours are eligible to receive such awards; provided, however, that only officers and employees may receive incentive stock options. The material terms of the 2011 Plan are as follows.

Stock Subject to the Plan

The number of shares reserved for issuance under the 2011 Plan is 25,974,511. To the extent an award granted under the 2011 Plan is not issued or delivered or is returned to us by reason of the expiration, termination, cancellation, forfeiture or cash settlement of such award, the shares subject to such award will become available for future grant under the 2011 Plan. With respect to stock appreciation rights, only shares actually issued pursuant to stock appreciation rights will cease to be available under the 2011 Plan. In addition, to the extent shares subject to an award are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award or to pay the exercise price of a stock option, such shares will become available for future grant under the 2011 Plan. Finally, if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by, or forfeited to, us due to the failure to vest, such shares will become available for future grant under the 2011 Plan.

Plan Administration

Historically, our board of directors has administered the 2011 Plan, which included the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award and any performance goals applicable to grants made under the 2011 Plan. The board of directors, as administrator of the 2011 Plan, also had the authority, subject to the terms of the 2011 Plan, to construe and interpret the 2011 Plan and awards, and amend outstanding awards at any time.

As noted above, once our 2019 Plan becomes effective, we will no longer make awards under the 2011 Plan; however, the 2011 Plan will continue to govern outstanding awards granted prior to its termination. The board of directors has designated the compensation committee as the administrator of the 2011 Plan with respect to these outstanding awards.

Stock Options and Stock Appreciation Rights

Our compensation committee may grant incentive stock options, nonstatutory stock options and stock appreciation rights under the 2011 Plan, provided that incentive stock options are granted only to officers and employees. The exercise price of stock options and stock appreciation rights under the 2011 Plan will be fixed by the compensation committee, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of any parent or subsidiary of ours, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2011 Plan, the compensation committee will determine the remaining terms of the options and stock appreciation rights (e.g., vesting). Upon a participant’s termination of service for a reason other than the participant’s death or disability, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the compensation committee permits otherwise), within 30 days of such termination or as specified in the award agreement. Upon a participant’s termination of service due to the participant’s death or disability, the participant (or, in the case of the participant’s death, the participant’s designated beneficiary or the personal representative of the participant’s estate) may exercise his or her option or stock appreciation right, to the extent vested (unless the compensation committee permits otherwise), within 6 months of such termination or as specified in the award agreement.

Stock Awards

Our compensation committee will decide at the time of grant whether an award will be in the form of restricted stock or restricted stock units. The compensation committee will determine the number of shares subject to the award, vesting and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights and will not be entitled to receive dividend equivalents.

Certain Adjustments

If any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of our share or other of our securities or any other change in our corporate structure affecting our shares occurs, appropriate adjustments will be made in the number, class and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Merger or Change in Control

Subject to the terms of individual award agreements, upon a merger or “change in control” (as defined in the 2011 Plan), our compensation committee may, in its discretion, determine whether some or all outstanding options and stock appreciation rights will become exercisable in full or in part, whether the restriction period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our compensation committee may further require that shares of stock of the corporation resulting from such a merger or change in control, or a parent corporation thereof, be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding us or a combination of both cash and such shares of stock. This offering will not constitute a change in control under the 2011 Plan.

Plan Termination and Amendment

Our board of directors has the authority to amend, alter, suspend or terminate the 2011 Plan, subject to any requirement of stockholder approval required by law or stock exchange rules.

Employee Stock Purchase Plan

In connection with this offering, our board of directors expects to adopt, and our current stockholders expect to approve, the ESPP to be effective upon the completion of this offering. The material terms of the ESPP are expected to be as follows.

Generally, all of our employees (including those of our consolidated subsidiaries, other than those subsidiaries excluded from participation by our board of directors or compensation committee) who have been employed for at least 90 days are eligible to participate in the ESPP. The ESPP permits employees to purchase our common stock through payroll deductions during      -month offering periods. Participants may authorize payroll deductions of a specific percentage of compensation of up to    %, with such deductions being accumulated for         -month purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. Under the terms of the ESPP, the purchase price per share with respect to an offering period will equal the lesser of (1) 85% of the fair market value of a share of our common stock on the first business day of such offering period and (2) 85% of the fair market value of a share of our common stock on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to the terms of the ESPP. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than         shares of our common stock during any offering period.

Subject to adjustment for stock splits, stock dividends or other changes in our capital stock,      shares of our common stock have been reserved for issuance under the ESPP. Subject to the adjustment provisions contained in the ESPP, the maximum number of shares of our common stock available under the ESPP will automatically increase on the first trading day in January of each calendar year, commencing January 2020, by an amount equal to the lesser of     % of the shares of our common stock issued and outstanding on December 31 of the immediately preceding calendar year,         shares of our common stock or such lesser amount as is determined by our board of directors.

The ESPP will be administered by the compensation committee or a designee of the compensation committee. The ESPP may be amended by our board of directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code. The ESPP shall continue in effect until the earlier of (1) the termination of the ESPP by our board of directors or the compensation committee pursuant to the terms of the ESPP and (2) the ten-year anniversary of the effective date of the ESPP, with no new offering periods commencing on or after such ten-year anniversary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the section titled “Executive Compensation,” we describe below the transactions since January 1, 2015 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Series D Preferred Stock Financing

From March 2015 through April 2015, we sold an aggregate of 7,162,321 shares of our Series D preferred stock to related persons at a purchase price of $2.79239 per share, for an aggregate purchase price of $19,999,994. The following table summarizes purchases of our Series D preferred stock by such related persons:

Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Canaan IX, L.P.(1)(2)	1,790,580	$4,999,998
InterWest Partners X, L.P.(1)	1,790,580	4,999,998
e.ventures Growth, LP(1)	1,110,160	3,100,000
Greycroft Growth, L.P.(1)	2,471,001	6,899,998

(1)	Currently holds more than 5% of our outstanding common stock.
(2)	Maha Ibrahim, a member of our board of directors, is a General Partner at Canaan Partners.

Series E Preferred Stock Financing

In April 2016, we sold an aggregate of 10,868,329 shares of our Series E preferred stock to related persons at a purchase price of $2.9440 per share, for an aggregate purchase price of $31,996,361. The following table summarizes purchases of our Series E preferred stock by such related persons:

Stockholder	Shares of Series E Preferred Stock	Total Purchase Price
Canaan IX, L.P.(1)(2)	654,298	$1,926,253
InterWest Partners X, L.P.(1)	739,272	2,176,417
e.ventures Growth, LP(1)	305,041	898,041
Entities affiliated with Greenspring Associates(1)(3)	8,491,847	24,999,998
Greycroft Growth, L.P.(1)	677,871	1,995,652

(1)	Currently holds more than 5% of our outstanding common stock.
(2)	Maha Ibrahim, a member of our board of directors, is a General Partner at Canaan Partners.
(3)

Entities affiliated with Greenspring Associates include Greenspring Opportunities III, L.P., Greenspring Global Partners VII-A, L.P., Greenspring Global Partners VII-C, L.P., Greenspring Secondaries Fund III, L.P. and AU Special Investments, L.P.

Series F Preferred Stock Financing

In May 2017, we sold an aggregate of 12,956,724 shares of our Series F preferred stock to Great Hill Equity Partners V, L.P. and Great Hill Investors, LLC at a purchase price of $3.8590 per share, for an aggregate purchase price of $49,999,998. Entities affiliated with Great Hill Partners currently hold more than 5% of our voting securities. Michael Kumin, a member of our board of directors, is a Managing Partner of Great Hill Partners.

Series G Preferred Stock Financing

In June 2018, we issued 2,627,625 shares of Series G preferred stock upon conversion of convertible notes to related persons at a purchase price of $4.7565 for an aggregate purchase price of $12,498,298. In June and July 2018, we issued 17,029,327 shares of Series G preferred stock to related persons at a purchase price of $5.2850 for an aggregate purchase price of $89,999,993. The following table summarizes purchases of our Series G preferred stock by such related persons:

Stockholder	Shares of Series G Preferred Stock	Total Purchase Price
Entities affiliated with Great Hill Partners(1)(2)	3,905,771	$20,077,800
Canaan IX, L.P.(1)(3)	427,020	2,031,121
Entities affiliated with PWP Growth Equity(1)(4)	14,191,106	74,999,995
InterWest Partners X, L.P. (1)	427,020	2,031,121
e.ventures Growth, LP(1)	132,523	630,346
Entities affiliated with Greenspring Associates(1)(5)	279,016	1,327,140
Entities affiliated with Greycroft(1)(6)	294,496	1,400,768

(1)	Currently holds more than 5% of our outstanding common stock.
(2)

Entitles affiliated with Great Hill Partners include Great Hill Equity Partners V, L.P. and Great Hill Investors, LLC. Michael Kumin, a member of our board of directors, is a Managing Partner of Great Hill Partners.

(3)	Maha Ibrahim, a member of our board of directors, is a General Partner at Canaan Partners.
(4)	Entitles affiliated with PWP Growth Equity include PWP Growth Equity Fund II LP and PWP Growth Equity Fund II B LP. Chip Baird, a member of our board of directors, is the Co-head of PWP Growth Equity.
(5)

Entities affiliated with Greenspring Associates include Greenspring Opportunities III, L.P., Greenspring Global Partners VII-A, L.P., Greenspring Global Partners VII-C, L.P., Greenspring Secondaries Fund III, L.P. and AU Special Investments, L.P.

(6)	Entitles affiliated with Greycroft include Greycroft Growth, L.P., Greycroft Partners II, L.P., GCEV Co-Invest TRR, L.P. and GCEV Co-Invest TRR-1, L.P.

Series H Preferred Stock Financing

In March 2019, we sold an aggregate of 6,786,721 shares of our Series H preferred stock to related persons at a purchase price of $6.8748 per share, for an aggregate purchase price of $46,657,350. The following table summarizes purchases of our Series H preferred stock by such related persons:

Stockholder	Shares of Series H Preferred Stock	Total Purchase Price
Entities affiliated with Greycroft(1)(2)	4,336,732	$29,814,165
Entities affiliated with Great Hill Partners(1)(3)	1,304,058	8,965,138
Entities affiliated with PWP Growth Equity(1)(4)	709,555	4,878,049
Entities affiliated with Greenspring Associates(1)(5)	436,376	2,999,998

(1)	Currently holds more than 5% of our outstanding common stock.
(2)	Entities affiliated with Greycroft include Greycroft Growth, L.P., Greycroft Partners II, L.P., GCEV Co-Invest TRR, L.P. and GCEV Co-Invest TRR-1, L.P.
(3)	Entitles affiliated with Great Hill Partners include Great Hill Equity Partners V, L.P. and Great Hill Investors, LLC. Michael Kumin, a member of our board of directors, is a Managing Partner of Great Hill Partners.
(4)	Entitles affiliated with PWP Growth Equity include PWP Growth Equity Fund II LP and PWP Growth Equity Fund II B LP. Chip Baird, a member of our board of directors, is the Co-head of PWP Growth Equity.
(5)	Entities affiliated with Greenspring Associates include Greenspring Opportunities III, L.P., Greenspring Global Partners VII-A, L.P., Greenspring Global Partners VII-C, L.P., Greenspring Secondaries Fund III, L.P. and AU Special Investments, L.P.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, dated as of March 22, 2019 (“IRA”), between us and the holders of these registrable securities which provides, among other things, that certain holders of our capital stock, including entities affiliated with Great Hill Partners, Canaan Partners, PWP Growth Equity, InterWest Partners, e.ventures, Greenspring Associates and Greycroft have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Chip Baird, Maha Ibrahim and Michael Kumin, members of our board of directors, are or have been affiliated with PWP Growth Equity, Canaan Partners and Great Hill Partners, respectively. Keval Desai and Mathias Schilling, former members of our board of directors, were affiliated with InterWest Partners, and e.ventures, respectively, during their respective service on our board of directors. Julie Wainwright, our Chief Executive Officer and Chairperson of our board of directors, is a party to the IRA. Rita Sahi, the mother of Rati Sahi Levesque, one of our executive officers, is also a party to the IRA. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Secondary Sales

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, dated as of March 22, 2019, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. These rights will terminate immediately prior to the completion of this offering. In September 2018 and March 2019, we waived our right of first refusal in connection with the sale of certain shares of our capital stock by our executive officers, Julie Wainwright, Matt Gustke, Rati Sahi Levesque and Fredrik Björk. Greenspring Associates, who currently holds more than 5% of our outstanding common stock, was the purchaser of certain of such shares.

Indemnification of Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Management—Limitations on Director and Officer Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we are, were or will be a participant and the amount involved exceeds $120,000, and in which the related person has, had or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. Under our related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May 13, 2019 and as adjusted to reflect the sale of our common stock offered by us in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of May 13, 2019 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 135,499,731 shares of common stock outstanding as of May 13, 2019 and assumes the conversion of 114,960,357 outstanding shares of our preferred stock into 116,727,269 shares of our common stock immediately prior to the completion of this offering, as if this conversion had occurred as of May 13, 2019. Percentage of beneficial ownership after this offering (assuming no exercise of the underwriters’ option to purchase additional shares) also assumes the sale by us of              shares of common stock in this offering.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o The RealReal, Inc., 55 Francisco Street, Suite 600, San Francisco, CA 94133.

	Shares Beneficially Owned Before and After this Offering	Percentage of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned After this Offering
Name of Beneficial Owner
Directors and Named Executive Officers:
Julie Wainwright(1)	12,191,690	8.8%
Chip Baird(2)	14,900,661	11.0
Maha Ibrahim(3)	17,613,842	13.0
Rob Krolik(4)	4,166	*
Michael Kumin(5)	19,933,465	14.7
Stefan Larsson(6)	23,086	*
Niki Leondakis(7)	1,666	*
James R. Miller(8)	1,666	*
Matt Gustke(9)	907,325	*
Rati Sahi Levesque(10)	1,180,659	*
All executive officers and directors as a group (12 persons)(11)	67,490,404	47.7

5% Shareholders:
Entities affiliated with Great Hill Partners(12)	19,933,465	14.7
Canaan IX, L.P.(13)	17,613,842	13.0
Entities affiliated with PWP Growth Equity(14)	14,900,661	11.0
InterWest Partners X, L.P.(15)	13,408,160	9.9
Entities affiliated with Greycroft(16)	12,219,462	9.0
Entities affiliated with e.ventures(17)	10,971,406	8.1
Entities affiliated with Greenspring Associates(18)	10,092,304	7.4

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)

Consists of (a) 8,430,643 shares of common stock held by Julie Wainwright, and (b) 3,761,047 shares of common stock issuable upon exercise of options held by Ms. Wainwright that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.

(2)

Consists of 14,900,661 shares beneficially owned by entities affiliated with PWP Growth Equity, as set forth in footnote (14). Mr. Baird is the Co-head of PWP Growth Equity and disclaims beneficial ownership of the shares listed in footnote (14) within the meaning of Rule 16a-1(a)(2) promulgated pursuant to the Exchange Act, except to the extent of his proportionate pecuniary interest therein, if any. The address for Mr. Baird is 767 Fifth Avenue, New York, New York 10153.

(3)

Consists of 17,613,842 shares beneficially owned by Canaan IX L.P., as set forth in footnote (13). Ms. Ibrahim is a General Partner at Canaan Partners and disclaims beneficial ownership of the shares listed in footnote (13), except to the extent of her proportionate pecuniary interest therein, if any. The address for Ms. Ibrahim is 2765 Sand Hill Road, Menlo Park, California 94025.

(4)

Consists of 4,166 shares of common stock issuable upon exercise of options held by Rob Krolik that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.

(5)

Consists of 19,933,465 shares beneficially owned by entities affiliated with Great Hill Partners, as set forth in footnote (12). Mr. Kumin is a Managing Partner of Great Hill Partners and disclaims beneficial ownership of the shares listed in footnote (12), except to the extent of his proportionate pecuniary interest therein, if any. The address for Mr. Kumin is c/o Great Hill Partners, L.P., One Liberty Square, Boston, Massachusetts 02109.

(6)	Consists of (a) 18,920 shares of common stock held by Stefan Larsson, and (b) 4,166 shares of common stock issuable upon exercise of options held by Mr. Larsson that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.
(7)	Consists of 1,666 shares of common stock issuable upon exercise of options held by Niki Leondakis that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.
(8)	Consists of 1,666 shares of common stock issuable upon exercise of options held by James R. Miller that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.

(9)	Consists of (a) 141,874 shares of common stock held by Matt Gustke, and (b) 765,451 shares of common stock issuable upon exercise of options held by Mr. Gustke that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.
(10)	Consists of (a) 204,558 shares of common stock held by Rati Sahi Levesque, and (b) 976,101 shares of common stock issuable upon exercise of options held by Ms. Levesque that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.
(11)	Consists of (a) all shares of common stock beneficially owned by our directors and five current executive officers, and (b) all shares of common stock issuable upon exercise of options held by our directors and five current executive officers that are vested and exercisable as of May 13, 2019 or will become vested and exercisable within 60 days of such date.
(12)	Consists of (a) 19,856,525 shares of common stock held by Great Hill Equity Partners V, L.P. (“GHEP V”), LP and (b) 76,940 shares of common stock held by Great Hill Investors, LLC (“GHI”). Great Hill Partners GP V, L.P. (“GHP V GP”), is the general partner of GHEP V, L.P. GHP V, LLC is the managing member of GHP V GP. Christopher Gaffney, John G. Hayes, Michael A. Kumin, Mark D. Taber and Matthew T. Vettel (collectively, the “GH Control Persons”) are the managers of GHI and GHP V, LLC. As such, each of the GH Control Persons, GHP V, LLC, and GHP V GP may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GHEP V, LP and GHI. Each of the GH Control Persons, GHP V, LLC and GHP V GP disclaims beneficial ownership of such shares, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of each of GHEP V, LP, GHI, GHP V, LLC, GHP V GP, and the GH Control Persons is c/o Great Hill Partners, L.P., One Liberty Square, Boston, Massachusetts 02109.
(13)	Consists of 17,613,842 shares of common stock held by Canaan IX, L.P. (“Canaan IX”). Canaan Partners IX LLC is the general partner of Canaan IX and may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by Canaan IX. The managing members of Canaan Partners IX LLC are Brenton K. Ahrens, Stephen M. Bloch, Daniel T. Ciporin, Wende S. Hutton, Maha S. Ibrahim, Deepak Kamra, and Guy M. Russo (collectively, the “Canaan Managing Members”). Investment, voting and dispositive decisions with respect to the shares held by Canaan IX are made by the managers of Canaan Partners IX LLC, collectively. The Canaan Managing Members and Canaan Partners IX LLC disclaim beneficial ownership of such shares, except to the extent of its, his, or her proportionate pecuniary interest therein, if any. The address of Canaan IX, Canaan Partners IX LLC, and each of the Canaan Managing Members is 2765 Sand Hill Road, Menlo Park, California 94025.
(14)	Consists of (a) 11,570,364 shares of common stock held by PWP Growth Equity Fund II LP (“PWPGEF II”) and (b) 3,330,297 shares of common stock held by PWP Growth Equity Fund II B LP, (“PWPGEF II B”). PWP Growth Equity Fund II GP LLC (“PWPGEF II GP”) is the general partner of PWPGEF II and of PWPGEF II B. PWPGEF II GP is managed by its managing member, Perella Weinberg Partners Capital Management LP (“PWPCM”). PWPCM is managed by its general partner, Perella Weinberg Partners Capital Management GP LLC (“PWPCMGP”). PWPCMGP is managed by its managing member, PWP Capital Group LP (“PWPCG”). PWPCG is managed by its general partner, PWP Capital Group GP LLC (“PWPCGGP”). PWPGCGP is managed by its managing member, PWP Capital Holdings LP (“PWPCH”). PWPCH is managed by its general partner, Perella Weinberg Partners LLC (“PWPLLC”). Each of PWPGEF II GP, PWPCM, PWPCMGP, PWPCG, PWPCGGP, PWPCH and PWPLLC may be deemed to beneficially own and share voting, investment and dispositive power with respect to the shares held by PWPGEF II and PWPGEF II B. Each of PWPGEF II GP, PWPCM, PWPCMGP, PWPCG, PWPCGGP, PWPCH and PWPLLC disclaims beneficial ownership of such shares within the meaning of Rule 16a-1(a)(2) promulgated pursuant to the Exchange Act, except to the extent of its proportionate pecuniary interest therein, if any. Pursuant to a delegation of certain investment management authority by PWPCM to Chip Baird and David Ferguson as portfolio managers of PWP Growth Equity, each of Mr. Baird and Mr. Ferguson may be deemed to beneficially own and share voting, investment and dispositive power with respect to the shares held by PWPGEF II and PWPGEF II B. Each of Mr. Baird and Mr. Ferguson disclaims beneficial ownership of such shares within the meaning of Rule 16a-1(a)(2) promulgated pursuant to the Exchange Act, except to the extent of his proportionate pecuniary interest therein, if any. The address of each of PWPGEF II, PWPGEF II B, PWPGEF II GP, PWPCM, PWPCMGP, PWPCG, PWPCGGP, PWPCH, PWPLLC and Messrs. Baird and Ferguson is 767 Fifth Avenue, New York, New York 10153.
(15)	Consists of 13,408,160 shares of common stock held by InterWest Partners X, L.P (“IWP X”). InterWest Management Partners X, LLC (“IMP X”), is the general partner of IWP X. Gilbert H. Kliman and Arnold L. Oronsky are Managing Directors of IMP X. Keval Desai and Khaled A. Nasr are Venture Members of IMP X. As such, each of IMP X, Gilbert H. Kliman, Arnold L. Oronsky, Keval Desai and Khaled A. Nasr may be deemed to beneficially own and share voting, investment and dispositive power with respect to the shares held by IWP X. Each of IMP X, Gilbert H. Kliman, Arnold L. Oronsky, Keval Desai and Khaled A. Nasr disclaims beneficial ownership of such shares, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of each of IWP X, IMP X, Gilbert H. Kliman, Arnold L. Oronsky, Keval Desai and Khaled A. Nasr is 2710 Sand Hill Road, Suite 200, Menlo Park, California 94025.
(16)

Consists of (a) 4,262,116 shares of common stock held by Greycroft Partners II, L.P. (“GP II”), (b) 3,620,614 shares of common stock held by Greycroft Growth, L.P. (“GG LP, (c) 3,594,893 shares of common stock held by GCEV Co-Invest TRR, L.P. (“Co-Invest TRR”), and (d) 741,839 shares of common stock held by GCEV Co-Invest TRR-1, L.P. (“Co-Invest TRR-1”). Greycroft Managers II, LLC (“GM II”) is the general partner of GP II. Greycroft Growth, LLC (“GG LLC”) is the general partner of GG LP. GCEV TRR, LLC (“GCEV TRR”) is the general partner of each of Co-Invest TRR and Co-Invest TRR-1. GM II may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GP II. GG LLC may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GG LP. GCEV TRR may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by Co-Invest TRR and Co-Invest TRR-1. Each of (i) GM II, GP LLC and GCEV TRR, (ii) Greycroft LP, the management company of each of GP II, GG LP, Co-Invest TRR and Co-Invest TRR-1, and (iii) Dana Settle, Ian Sigalow, John Elton and Mark Terbeek, Directors of each of Greycroft LP, GM II, GP LLC and GCEV TRR, may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GP II, GG LP, Co-Invest TRR and Co-Invest TRR-1. Each of GM II, GG LLC, GCEV TRR, Greycroft LP, Dana Settle, Ian Sigalow, John Elton and Mark Terbeek disclaims beneficial ownership of such shares, except to the extent of its, his or her proportionate pecuniary interest therein, if any. The address of each of GP II, GG LP, Co-Invest TRR, Co-Invest TRR-1, GM II, GG LLC, GCEV TRR, Greycroft LP, Dana Settle, Ian Sigalow, John Elton and Mark Terbeek is 292 Madison Avenue, 20th Floor, New York, New York 10017.

(17)	Consists of (a) 9,343,922 shares of common stock held by BV eVenture Fund II, LP (“BVEVF II”) and (b) 1,627,484 shares of common stock held by e.ventures Growth, L.P. (“EVG”). eVenture Capital Partners II LLC (“EVCP II”), is the general partner of BVEVF II. e.ventures Growth GP, LLC, or EVG GP, is the general partner of EVG. Mathias Schilling and Thomas Gieselmann are the managers of EVG GP and EVCP II. Each of Mathias Schilling and Thomas Gieselmann may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by BVEVF II and EVG. EVCP II may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by BVEVF II. EVG GP may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by EVG. Each of EVCP II, EVG GP, Mathias Schilling and Thomas Gieselmann disclaims beneficial ownership of such shares, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of each of BVEVF II, EVG, EVCP II, EVG GP, Mathias Schilling and Thomas Gieselmann is 600 Montgomery Street, 43rd Floor, San Francisco, California 94111.
(18)	Consists of (a) 3,556,391 shares of common stock held by Greenspring Opportunities III, L.P. (“GO III”), (b) 3,200,751 shares of common stock held by AU Special Investments, L.P., or AU, (c) 1,946,083 shares of common stock held by Greenspring Global Partners VII-A, L.P. (“GGP VII-A”), (d) 187,749 shares of common stock held by Greenspring Global Partners VII-C, L.P. (“GGP VII-C”), and (e) 1,201,330 shares of common stock held by Greenspring Secondaries Fund III, L.P. (“Greenspring Secondaries”). Greenspring Opportunities General Partner III, L.P. (“GO III GP”), is the general partner of GO III. Greenspring Opportunities GP III, LLC (“GO III GP LLC”), is the general partner of GO III GP. Greenspring FF-GP III, LLC (“GS FF-GP”), is the general partner of AU. Greenspring SPV, LLC (“GS SPV”), is the member of GS FF-GP. Greenspring General Partner VII, L.P. (“Greenspring General Partner”), is the general partner of GGP VII-A and GGP VII-C. Greenspring GP VII, Ltd. (“Greenspring GP Ltd”), is the general partner of Greenspring General Partner. Greenspring Secondaries General Partner III, L.P. (“Secondaries GP”), is the general partner of Greenspring Secondaries. Greenspring Secondaries GP III, LLC (“Secondaries GP LLC”), is the general partner of Secondaries GP. Greenspring Associates, Inc. (“Greenspring Associates”), is the managing member of each of GO III GP LLC, GS SPV and Secondaries GP LLC. C. Ashton Newhall and James Lim are the directors of each of Greenspring GP Ltd. and Greenspring Associates. Each of C. Ashton Newhall and James Lim may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III, AU, GGP VII-A, GGP VII-C and Greenspring Secondaries. Greenspring Associates may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III, AU and Greenspring Secondaries. Each of GO III GP LLC and GO III GP may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III. Each of GS FF-GP and GS SPV may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by AU. Each of Greenspring GP Ltd. and Greenspring General Partner may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GGP VII-A and GGP VII-C. Each of Secondaries GP and Secondaries GP LLC may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by Greenspring Secondaries. Each of GO III GP, GO III GP LLC, GS FF-GP, GS SPV, Greenspring General Partner, Greenspring GP Ltd, Secondaries GP, Secondaries GP LLC, Greenspring Associates, C. Ashton Newhall and James Lim disclaims beneficial ownership of such shares, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of each of GO III, AU, GGP VII-A, GGP VII-C, Greenspring Secondaries, GO III GP, GO III GP LLC, GS FF-GP, GS SPV Greenspring General Partner, Greenspring GP Ltd, Secondaries GP, Secondaries GP LLC, Greenspring Associates, C. Ashton Newhall, and James Lim is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our certificate of incorporation and our bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law.

General

Upon the completion of this offering, our certificate of incorporation will authorize              shares of common stock, $0.00001 par value per share, and              shares of undesignated preferred stock, $0.00001 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering, as of              , there were outstanding              shares of our common stock, held by approximately              stockholders of record, and              shares of our common stock issuable upon exercise of outstanding stock options.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our certificate of incorporation and bylaws that will be in effect upon completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to the provisions of our certificate of incorporation in effect prior to this offering, our              outstanding shares of preferred stock will automatically be converted into              shares of common stock immediately prior to the completion of this offering. Following the completion of this offering, no shares of our preferred stock will be outstanding.

Pursuant to our certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of              , we had outstanding options to purchase an aggregate of             shares of our common stock, with a weighted-average exercise price of $             per share, pursuant to our 2011 Plan.

Registration Rights

Following the completion of this offering, the holders of an aggregate of              shares of our common stock, including             shares of common stock issuable upon conversion of our preferred stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. These rights are provided under the terms of our investors’ rights agreement, which registration rights include demand registration rights, Form S-3 registration rights and piggyback registration rights. All fees, costs and expenses incurred in connection with the registration of registrable securities, including reasonable fees and disbursements of one special counsel to the selling stockholders, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate upon the earlier of (1) the closing of a deemed liquidation event and (2) five years following the completion of this offering.

Demand Registration Rights

Under the terms of the IRA, if we receive a written request, at any time after 180 days following the effective date of this offering, from the holders of at least a majority of the registrable securities then outstanding that we file a registration statement under the Securities Act covering the registration of registrable securities and if the aggregate price to the public of the shares offered is at least $30.0 million, net of selling expenses, then we will be required to file as soon as practicable, and in any event no later than 60 days following such request, a registration statement covering all registrable securities requested to be registered for public resale. We are required to effect only two registrations pursuant to this provision of the IRA, and may postpone the filing of a registration statement for up to 60 days twice in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in the IRA, including at any time during the 180-day period after the effective date of this offering.

Form S-3 Registration Rights

The holders of a majority of the registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $10.0 million, net of selling expenses. Upon such a request, we would be required to file as soon as practicable, and in any event no later than 45 days following such a request, a registration statement covering all registrable securities requested to be registered for public resale. We are not required to file a registration on Form S-3 if we have filed two registrations on Form S-3 in the proceeding 12-month period and may postpone the filing of a registration statement on Form S-3 for up to 60 days twice in any 12-month period if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to file a registration statement on Form S-3 under certain additional circumstances specified in the IRA.

Piggyback Registration Rights

If we register any of our securities for public sale, each holder of registrable securities has a right to request the inclusion of any then-outstanding registrable securities held by them on our registration statement. However, this right does not apply to a registration relating solely to employee benefit plans, a corporate reorganization or stock issuable upon conversion of debt securities. If the underwriters of any underwritten offering determine in their reasonable discretion to limit the number of registrable securities to be included in such underwritten offering, the number of registrable securities to be registered will be apportioned pro rata among such holders, based on the number of registrable securities held by each holder. However, the number of registrable securities to be registered cannot be reduced below 25% of the total shares covered by the registration statement, other than in the initial public offering.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law (“DGCL”), our certificate of incorporation and our bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

Board Vacancies

Our certificate of incorporation and bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Classified Board

Our certificate of incorporation and bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.

Directors Removed Only for Cause

Our certificate of incorporation will provide that stockholders may remove directors only for cause.

Supermajority Requirements for Amendments of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Stockholder Action; Special Meetings of Stockholders

Our certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, our president or the lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to us not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to our board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of our capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by our stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:

•	the name and address of the proposing persons;

•	information as to the ownership by the proposing persons of our capital stock and any derivative interest or short interest in any of our securities held by the proposing persons;

•	information as to any material relationships and interest between the proposing persons and us, any of our affiliates and any of our principal competitors;

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•

a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee or carry the proposal.

These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

We anticipate that after the filing of our certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to             shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, MA 02021, and its telephone number is (800) 962-4284.

Exchange Listing

We intend to apply to list our common stock on The Nasdaq Global Select Market under the symbol “REAL.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number shares of our common stock outstanding as of March 31, 2019, and assuming no exercise of outstanding options after such date, we will have a total of              shares of common stock outstanding.

Of those outstanding shares,              shares of common stock sold in the offering will be freely tradeable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding common stock will be, and shares subject to outstanding options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our equity securities are subject to lock-up agreements under which they have agreed, subject to specific exceptions, not to sell any of our equity securities for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below),                additional shares will become eligible for sale in the public market, of which                shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our directors and officers and holders of substantially all of our equity securities have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Credit Suisse Securities (USA) LLC and BofA Securities, Inc., on behalf of the underwriters. These agreements are described below under the section titled “Underwriting.”

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of our common stock that does not exceed the greater of:

•	1% of the number of our common stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to                  shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Compensation Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below). This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons as defined under the Code have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws, including (without limitation) former citizens or long-term residents of the United States, foreign pension funds, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, regulated investment companies, real estate investment trusts, mutual funds, broker-dealers, traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock, persons who hold our common stock as “qualified small business stock” within the meaning of Section 1202 of the Code, persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment, persons subject to the alternative minimum tax, persons who acquired our common stock through stock options or in other compensatory transactions or partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE,

OWNERSHIP AND DISPOSITION OF OUR STOCK ARISING UNDER THE U.S. FEDERAL GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read “—Sales or other Taxable Dispositions.” Subject to the withholding rules discussed below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA” and with respect to effectively connected dividends, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the U.S. withholding tax described above, provided the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. Any such effectively connected dividends generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sales or other Taxable Dispositions

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” (“USRPHC”) if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we are or become a USRPHC, however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or other disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through the office of a broker generally will be subject to information reporting and backup withholding (currently at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a United States person who is not an exempt recipient under the Code and applicable Treasury regulations.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (2) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) and provides certain information with respect to such United States owners; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                  , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, BofA Securities, Inc. and UBS Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
UBS Securities LLC
KeyBanc Capital Markets Inc.
Stifel, Nicolaus & Company
Cowen and Company, LLC
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                 per share. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation that we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out of pocket expenses for this offering excluding the underwriting discounts and commissions will be approximately $                . We have also agreed to reimburse the underwriters for up to $                of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”). In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except for (1) issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof and described in the prospectus and (2) grants of employee stock options pursuant to the terms of a plan in effect on the date hereof and described in the prospectus.

Our officers and directors and substantially all of our security holders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or make any demand for or exercise any right with respect to the registration of our common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC and BofA Securities, Inc., on behalf of the underwriters, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. At least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of shares of common stock by an officer or director, Credit Suisse Securities (USA) LLC and BofA Securities, Inc. will notify us of the impending release or waiver of any restriction and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

We have agreed to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on The Nasdaq Global Select Market under the symbol “REAL.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Selling Restrictions

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

No offer or invitation to subscribe for shares or units may be made to the public in the Cayman Islands.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Country of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Country, an offer to the public of any shares of our common stock may not be made in that Relevant Country, except that an offer to the public in that Relevant Country of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Country:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Country has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Country means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Relevant Country by any measure implementing the Prospectus Directive in that Relevant Country, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Country), and includes any relevant implementing measure in the Relevant Country, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority (“CMA”), pursuant to Law No. 7/2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of, and sale of, the shares of common stock, these may not be offered for sale, nor sold in the State of Kuwait (“Kuwait”). Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

With regard to the contents of this document we recommend that you consult a party licensed by the CMA to conduct securities activities in Kuwait and specialized in giving advice about the purchase of shares of common stock and other securities before making the subscription decision.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (1) a closed end fund approved by the Commission; (2) a holder of a Capital Markets Services License; (3) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (4) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (5) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (6) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (7) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (8) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (9) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (10) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (11) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (1) to (11), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Qatar

Without the approval of the Qatar Financial Markets Authority (“QFMA”), the shares of common stock will not be provided, promoted, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar to any person.

If the approval of the QFMA is obtained, the offer of the shares of common stock in the State of Qatar will only be made through a private placement on an exclusive basis to the specifically intended professional and sophisticated identified recipient thereof, upon that person’s request and initiative, for personal use only and will not be provided, promoted, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar to any other person. Such an offer shall in no way be construed as a general public offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. Such promotion will not be approved by the Qatar Central Bank and will not be registered or licensed by any other regulator in the State of Qatar including the Qatar Financial Centre Regulatory Authority and the Qatar Exchange. If provided in the State of Qatar in accordance with the foregoing restrictions, the information contained in this prospectus shall be for the recipient only and may not be shared with any third party in Qatar. It shall not be for general circulation in the State of Qatar and any distribution or reproduction of this prospectus by any recipient to third parties in Qatar is not permitted and shall be at the liability of such recipient only and no liability whatsoever shall apply to us or the underwriters in this regard.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Sidley Austin LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California is acting as counsel to the underwriters in this offering.

EXPERTS

The financial statements of The RealReal, Inc. as of December 31, 2017 and 2018, and for each of the years in the two-year period ended December 31, 2018 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.therealreal.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

THE REALREAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

The RealReal, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The RealReal, Inc. (the Company) as of December 31, 2017 and 2018, the related statements of operations, comprehensive loss, redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue on January 1, 2018 due to the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606 or ASC 606). The Company adopted the new revenue standard using the full retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2013.

San Francisco, California

April 8, 2019

THE REALREAL, INC.

Balance Sheets

(In thousands, except share and per share data)

	December 31,		March 31,	Pro Forma March 31,
	2017	2018	2019	2019
	(as revised)		(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$16,486	$34,393	$88,790
Short-term investments	12,421	27,131	14,246
Accounts receivable	6,998	7,571	11,300
Inventory, net	6,614	10,355	10,528
Prepaid expenses and other current assets	4,358	9,696	12,084

Total current assets	46,877	89,146	136,948
Property and equipment, net	23,422	33,286	35,224
Restricted cash	4,174	11,234	11,421
Other assets	1,492	1,751	3,520

Total assets	$75,965	$135,417	$187,113

Liabilities, Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$7,566	$5,149	$5,242
Accrued consignor payable	28,672	35,259	36,551
Other accrued and current liabilities	26,157	41,956	42,964
Long-term debt, current portion	2,976	5,990	5,495

Total current liabilities	65,371	88,354	90,252
Long-term debt, net of current portion	10,745	3,249	2,501
Other noncurrent liabilities	3,478	7,304	7,933	$7,043

Total liabilities	79,594	98,907	100,686

Commitments and contingencies (Note 11)

Redeemable convertible preferred stock, $0.00001 par value; 12,956,724, 31,053,601 and 37,403,946 shares authorized as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; aggregate liquidation preference of $52,610, $156,467 and $204,188 as of December 31, 2017 and 2018, and March 31, 2019 (unaudited), respectively; 12,956,724, 31,053,601 and 37,403,946 shares issued and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; no shares issued and outstanding, pro forma (unaudited)	50,367	151,381	198,308	—

Convertible preferred stock $0.00001 par value; 70,060,297, 73,950,153 and 77,781,921 shares authorized as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; aggregate involuntary liquidation preference of $123,591, $144,879 and $171,819 as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; 69,834,789, 73,724,645 and 77,556,411 shares issued and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; no shares issued and outstanding, pro forma (unaudited)	122,990	142,819	169,098	—

Stockholders’ (deficit) equity:
Common stock, $0.00001 par value; 118,000,000, 145,467,774 and 155,649,887 shares authorized as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; 16,576,057, 17,186,302 and 18,674,312 shares issued and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; 135,401,581 shares issued and outstanding, pro forma (unaudited)	—	—	—	1
Additional paid-in capital	4,591	—	—	368,295
Other comprehensive loss	(6)	(25)	3	3
Accumulated deficit	(181,571)	(257,665)	(280,982)	(280,982)

Total stockholders’ (deficit) equity	(176,986)	(257,690)	(280,979)	$87,317

Total liabilities, redeemable convertible preferred stock, convertible preferred stock and stockholders’ deficit	$75,965	$135,417	$187,113

The accompanying notes are an integral part of these financial statements.

THE REALREAL, INC.

Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(as revised)		(unaudited)
Revenue:
Consignment and service revenue	$121,210	$183,991	$40,999	$56,236
Direct revenue	12,661	23,385	5,460	13,019

Total revenue	133,871	207,376	46,459	69,255

Cost of revenue:
Cost of consignment and service revenue	35,657	50,855	11,577	15,946
Cost of direct revenue	10,572	19,603	4,277	10,927

Total cost of revenue	46,229	70,458	15,854	26,873

Gross profit	87,642	136,918	30,605	42,382

Operating expenses:
Marketing	36,711	42,165	9,634	11,733
Operations and technology	58,680	104,929	21,332	31,544
Selling, general and administrative	44,035	63,728	13,524	22,319

Total operating expenses	139,426	210,822	44,490	65,596

Loss from operations	(51,784)	(73,904)	(13,885)	(23,214)
Interest income	355	1,046	84	405
Interest expense	(762)	(1,152)	(197)	(131)
Other expense, net	(60)	(1,656)	(108)	(282)

Loss before provision for income taxes	(52,251)	(75,666)	(14,106)	(23,222)
Provision for income taxes	57	99	—	—

Net loss	$(52,308)	$(75,765)	$(14,106)	$(23,222)

Accretion of redeemable convertible preferred stock to redemption value	$(2,610)	$(8,922)	$(1,109)	$(3,355)

Net loss attributable to common stockholders	$(54,918)	$(84,687)	$(15,215)	$(26,577)

Net loss per share attributable to common stockholders, basic and diluted	$(3.37)	$(5.06)	$(0.92)	$(1.53)

Shares used to compute net loss per share attributable to common stockholders, basic and diluted	16,291,653	16,730,803	16,599,476	17,411,487

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.67)		(0.18)

Shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		112,804,256		125,064,556

The accompanying notes are an integral part of these financial statements.

THE REALREAL, INC.

Statements of Comprehensive Loss

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(as revised)		(unaudited)
Net loss	$(52,308)	$(75,765)	$(14,106)	$(23,222)
Other comprehensive loss, net of tax:
Unrealized gain (loss) on investments	16	(19)	6	28

Comprehensive loss	$(52,292)	$(75,784)	$(14,100)	$(23,194)

The accompanying notes are an integral part of these financial statements.

THE REALREAL, INC.

Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2016	—	$—	69,834,789	$122,990	16,149,343	$—	$5,093	$(22)	$(127,995)	$(122,924)
Impact of adopting new accounting standard (as revised)	—	—	—	—	—	—	—	—	(1,268)	(1, 268)
Issuance of Series F redeemable convertible preferred stock, net of issuance costs of $2,243	12,956,724	47,757	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	2,610	—	—	—	—	(2,610)	—	—	(2,610)
Issuance of common stock upon exercise of options	—	—	—	—	426,714	—	212	—	—	212
Issuance of common stock warrants	—	—	—	—	—	—	43	—	—	43
Stock-based compensation expense	—	—	—	—	—	—	1,853	—	—	1,853
Other comprehensive income	—	—	—	—	—	—	—	16	—	16
Net loss (as revised)	—	—	—	—	—	—	—	—	(52,308)	(52,308)

Balances as of December 31, 2017 (as revised)	12,956,724	50,367	69,834,789	122,990	16,576,057	—	4,591	(6)	(181,571)	(176,986)

Issuance of Series G redeemable convertible preferred stock upon conversion of notes, net of issuance costs of $190	1,067,550	5,452	—	—	—	—	—	—	—	—
Issuance of Series G convertible preferred stock upon conversion of notes, net of issuance costs of $355	—	—	1,997,709	10,202	—	—	—	—	—	—
Loss on extinguishment of convertible notes (Note 7)	—	—	—	—	—	—	(370)	—	—	(370)
Issuance of Series G redeemable convertible preferred stock, net of issuance costs of $3,360	17,029,327	86,640	—	—	—	—	—	—	—	—
Issuance of Series G convertible preferred stock, net of issuance costs of $373	—	—	1,892,147	9,627	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption value	—	8,922	—	—	—	—	(8,593)	—	(329)	(8,922)
Issuance of common stock upon exercise of options	—	—	—	—	495,650	—	481	—	—	481
Issuance of common stock upon exercise of warrants	—	—	—	—	114,595	—	133	—	—	133
Compensation expense related to stock sales by current and former employees	—	—	—	—	—	—	847	—	—	847
Stock-based compensation expense	—	—	—	—	—	—	2,911	—	—	2,911
Other comprehensive loss	—	—	—	—	—	—	—	(19)	—	(19)
Net loss	—	—	—	—	—	—	—	—	(75,765)	(75,765)

Balance as of December 31, 2018	31,053,601	$151,381	73,724,645	$142,819	17,186,302	$—	$—	$(25)	$(257,665)	$(257,690)

THE REALREAL, INC.

Statements of Redeemable Convertible Preferred Stock, Convertible Preferred Stock and Stockholders’ Deficit—Continued

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of Series H redeemable convertible preferred stock net of issuance costs of $86 (unaudited)	6,350,345	$43,572	—	—	—	—	—	—	—	—
Issuance of Series H convertible preferred stock net of issuance costs of $63 (unaudited)	—	—	3,831,766	$26,279	—	—	—	—	—	—
Accretion of redeemable preferred stock to redemption value (unaudited)	—	$3,355	—	—	—	—	(3,260)	—	(95)	(3,355)
Compensation expense related to stock sales by current employees (unaudited)	—	—	—	—	—	—	819	—	—	819
Issuance of common stock upon exercise of options (unaudited)	—	—	—	—	1,478,139	—	1,319	—	—	1,319
Issuance of common stock upon exercise of warrants (unaudited)	—	—	—	—	9,871	—	13	—	—	13
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	1,109	—	—	1,109
Other comprehensive loss (unaudited)	—	—	—	—	—	—	—	28	—	28
Net loss (unaudited)	—	—	—	—	—	—	—	—	(23,222)	(23,222)

Balance as of March 31, 2019 (unaudited)	37,403,946	$198,308	77,556,411	$169,098	18,674,312	$—	$—	$3	$(280,982)	$(280,979)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2017 (as revised)	12,956,724	$50,367	69,834,789	$122,990	16,576,057	$—	$4,591	$(6)	$(181,571)	$(176,986)
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	1,109	—	—	—	—	(1,109)	—	—	(1,109)
Issuance of common stock upon exercise of options (unaudited)	—	—	—	—	37,254	—	39	—	—	39
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	545	—	—	545
Other comprehensive income (unaudited)	—	—	—	—	—	—	—	6	—	6
Net loss (unaudited)	—	—	—	—	—	—	—	—	(14,106)	(14,106)

Balance as of March 31, 2018 (unaudited)	12,956,724	$51,476	69,834,789	$122,990	16,613,311	$—	$4,066	$—	$(195,677)	$(191,611)

THE REALREAL, INC.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(as revised)		(unaudited)
Cash flows from operating activities
Net loss	$(52,308)	$(75,765)	$(14,106)	$(23,222)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,634	9,290	1,998	2,808
Stock-based compensation expense	1,853	2,911	545	1,109
Change in fair value of convertible note derivative liability	—	1,248	—	—
Bad debt expense	636	999	167	321
Compensation expense related to stock sales by current and former employees	—	847	—	819
Change in fair value of convertible preferred stock warrant liability	—	450	104	280
Accrued interest on convertible notes	—	223	—	—
Loss on retirement of property and equipment	140	203	—	—
Accretion of unconditional endowment grant liability	—	118	21	26
Accretion of debt discounts	27	104	6	7
Amortization of premium of short-term investments	157	78	15	40
Issuance of common stock warrant to third-party service provider	43	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(4,206)	(1,572)	(382)	(4,050)
Inventory, net	(3,913)	(3,741)	(444)	(173)
Prepaid expenses and other current assets	(2,386)	(5,338)	(1,268)	(2,388)
Other assets	(802)	(318)	(62)	(111)
Accounts payable	(88)	(2,576)	(50)	797
Accrued consignor payable	10,462	6,587	(1,348)	1,292
Other accrued and current liabilities	6,144	15,681	(753)	(475)
Other noncurrent liabilities	33	3,376	585	349

Net cash used in operating activities	(38,574)	(47,195)	(14,972)	(22,571)

Cash flows from investing activities
Purchases of short-term investments	(27,521)	(31,454)	(2,211)	—
Proceeds from maturities of short-term investments	30,338	9,624	7,600	12,873
Proceeds from sale of short-term investments	—	7,023	7,023	—
Capitalized proprietary software costs	(2,521)	(5,724)	(800)	(1,686)
Purchases of property and equipment	(11,599)	(13,392)	(2,402)	(3,743)

Net cash provided by (used in) investing activities	(11,303)	(33,923)	9,210	7,444

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	47,757	86,640	—	43,572
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	9,627	—	26,279
Proceeds from issuance of convertible notes, net of issuance costs	—	14,273	—	—
Proceeds from exercise of stock options and common stock warrants	212	614	39	1,332
Payment of deferred offering costs	—	(24)	—	(222)
Issuance costs paid related to conversion of convertible notes	—	(545)	—	—
Repayment of debt	(1,250)	(4,500)	(750)	(1,250)

Net cash provided by (used in) financing activities	46,719	106,085	(711)	69,711

Net (decrease) increase in cash, cash equivalents and restricted cash	(3,158)	24,967	(6,473)	54,584

Cash, cash equivalents and restricted cash
Beginning of period	23,818	20,660	20,660	45,627

End of period	$20,660	$45,627	$14,187	$100,211

THE REALREAL, INC.

Statements of Cash Flows (continued)

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Supplemental disclosures of cash flow information
Cash paid for interest	$704	$666	$157	$98
Cash paid for income taxes	22	49	—	—

Supplemental disclosures of non-cash investing and financing activities
Issuance of convertible preferred stock upon extinguishment of convertible notes	—	10,557	—	—
Issuance of redeemable convertible preferred stock upon extinguishment of convertible notes	—	5,642	—	—
Accretion of redeemable convertible preferred stock to redemption value	2,610	8,922	1,109	3,355
Loss on extinguishment of convertible notes	—	370	—	—
Purchases of property and equipment included in accounts payable	196	158	(169)	(704)
Deferred offering costs in accounts payable and accrued liabilities	—	10	—	1,457

The accompanying notes are an integral part of these financial statements.

THE REALREAL, INC.

Notes to Financial Statements

1.    Organization and Description of Business

The RealReal, Inc. (the “Company”) is an online marketplace for authenticated, consigned luxury goods across multiple categories, including women’s, men’s, kids’, jewelry and watches, and home and art. The Company was incorporated in the state of Delaware on March 29, 2011 and is headquartered in San Francisco, California.

Liquidity

The Company has incurred losses and negative cash flows from operations. The Company has primarily financed its operations through several rounds of venture capital financing. In March 2019, the Company received aggregate gross proceeds of $70.0 million from the issuance of its Series H redeemable convertible preferred stock and convertible preferred stock. Management expects operating losses and negative cash flows from operations to continue in the foreseeable future as the Company continues to invest in expansion activities. Management believes that the Company’s current cash, cash equivalents and short-term investments, combined with the net proceeds from its Series H preferred stock financing, are adequate to meet its needs for at least the next twelve months. However, the Company may need to borrow funds or raise additional equity to achieve its longer-term business objectives.

2.    Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s functional and reporting currency is the U.S. dollar.

Revisions to Previously Reported Financial Statements

On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606 or ASC 606) using the full retrospective method. The Company recorded a cumulative catch-up adjustment as of January 1, 2017 resulting in an increase to the opening accumulated deficit of $1.3 million, comprised of the impact of $1.5 million from the recognition of a material right resulting from the tiered consignor commission plan, partially offset by $0.2 million from the change in timing of recognition of consignment revenue. Additionally, deferred revenue increased by $1.3 million, accrued consignor payable decreased by $0.4 million and revenues decreased and net loss increased by $0.4 million in the year ended December 31, 2017 as a result of the adoption of ASC 606. Refer to Recently Adopted Accounting Pronouncements and Note 2—Revenue Recognition for further information.

The Company has also made certain reclassifications to the financial statements and related disclosures for the year ended December 31, 2017 to conform to current period presentation. These reclassifications primarily relate to the balance sheet presentation of other accrued and current liabilities and other non-current liabilities and the statement of operations presentation of cost of revenue, operating expenses and other expenses, net. These reclassifications had no impact on previously reported net loss.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

THE REALREAL, INC.

Notes to Financial Statements

liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Significant items subject to such estimates and assumptions include those related to revenue recognition, including the returns reserve and material right related to the Company’s tiered consignor commission plan, the useful lives of property and equipment and proprietary software, valuation of short-term investments, valuation of inventory, stock-based compensation, redemption value of redeemable convertible preferred stock, income tax uncertainties and other contingencies. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Net Loss per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net loss per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock and convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.

For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

In contemplation of the initial public offering (“IPO”), the Company has presented the unaudited pro forma basic and diluted net loss per share attributable to common stockholders, which has been computed to give effect to the conversion of the redeemable convertible preferred stock and convertible preferred stock into shares of common stock. In addition, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove the accretion of redeemable convertible preferred stock to redemption value and gains or losses resulting from the remeasurement of the convertible preferred stock warrant liability as the related convertible preferred stock warrant liability will be reclassified to additional paid-in capital upon the completion of an IPO.

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet information as of March 31, 2019 is presented as though all of the Company’s outstanding shares of redeemable convertible preferred stock and convertible preferred stock have been converted into shares of common stock upon the completion of the IPO assuming an initial offering price of $             per share, which is the mid-point of the estimated offering price range. In addition, the pro forma balance sheet information assumes the reclassification of the convertible preferred stock warrant liability to additional paid-in capital upon completion of the IPO, as the warrants to purchase convertible preferred stock automatically convert into common stock warrants. The unaudited pro forma balance sheet information does not assume any proceeds from the IPO.

THE REALREAL, INC.

Notes to Financial Statements

Segments

The Company has one operating segment and one reportable segment as its chief operating decision maker, who is its Chief Executive Officer, reviews financial information on a consolidated basis for purposes of allocating resources and evaluating financial performance. All long-lived assets are located in the United States and substantially all revenue is attributed to consignors and buyers based in the United States.

Revenue Recognition

The Company generates revenue from the sale of pre-owned luxury goods through its online marketplace.

Consignment and Service Revenue

The Company provides a service to sell pre-owned luxury goods on behalf of consignors to buyers through its online marketplace. The Company retains a percentage of the proceeds received as payment for its consignment service, which the Company refers to as its take rate. The Company reports consignment revenue on a net basis as an agent and not the gross amount collected from the buyer. Title to the consigned goods remain with the consignor until transferred to the end customer subsequent to purchase of the consigned goods. The Company does not take title of consigned goods at any time except in certain cases where returned goods become Company-owned inventory.

The Company recognizes consignment revenue upon purchase of the consigned good by the buyer as its performance obligation of providing consignment services to the consignor is satisfied at that point. Consignment revenue is recognized net of certain buyer incentives and estimated returns and cancellations. The Company recognizes a returns reserve, based on historical experience, which is recorded in other accrued and current liabilities on the balance sheets (see Note 5). Sales tax assessed by governmental authorities is excluded from revenue.

Certain transactions provide consignors with a material right resulting from the tiered consignor commission plan. Under this plan, the amount an individual consignor receives for future sales of consigned goods may be dependent on previous consignment sales for that consignor within his/her consignment period. Accordingly, in certain consignment transactions, a small portion of the Company’s consignment revenue is allocated to such material right using the portfolio method and recorded as deferred revenue.

The Company charges shipping fees to buyers and has elected to treat shipping and handling activities performed after control transfers to the buyer as fulfillment activities. All outbound shipping and handling costs are accounted for as fulfillment costs in cost of consignment and service revenue at the time revenue is recognized.

The Company also generates subscription revenue from monthly memberships allowing buyers early access to shop for luxury goods. The buyers receive the early access and other benefits over the term of the subscription period, which represents a single stand-ready performance obligation. Therefore, the subscription fees paid by the buyer are recognized over the monthly subscription period. Subscription revenue was not material in the years ended December 31, 2017 and 2018 or the three months ended March 31, 2019 (unaudited).

Direct Revenue

The Company generates direct revenue from the sale of Company-owned inventory. The Company recognizes direct revenue upon shipment of the purchased good to the buyer as its performance obligation, consisting of the sale of goods, is satisfied at this point. Direct revenue is recognized net of incentives and estimated returns. Sales tax assessed by governmental authorities is excluded from revenue.

THE REALREAL, INC.

Notes to Financial Statements

Incentives

Promotional incentives, which include basket promotional code discounts and other credits, may periodically be offered to consignors and buyers. These are treated as a reduction of consignment and service revenue and direct revenue. Additionally, the Company may offer site credits to buyers on current transactions to be applied towards future transactions, which are accounted as site credit liabilities and included in other accrued and current liabilities on the balance sheets.

Contract Liabilities

The Company’s contractual liabilities consist of deferred revenue for material rights primarily related to the tiered consignor commission plan totaling $1.8 million and $2.7 million as of December 31, 2017 and 2018, respectively, and $3.1 million as of March 31, 2019 (unaudited), which are recognized as revenue using a portfolio approach based on the pattern of exercise and certain unredeemed site credits, which were immaterial as of December 31, 2017 and 2018 and March 31, 2019 (unaudited). Contract liabilities are recorded in other accrued and current liabilities on the balance sheets and are generally expected to be recognized within one year.

Cost of Revenue

Cost of revenue for consignment and services and direct revenue consists of shipping costs, credit card fees, packaging, customer service and website hosting services. Cost of direct revenue also includes the cost of goods sold.

Marketing

Marketing expense is comprised of the cost of acquiring new consignors and buyers for our online platform and physical stores, including the cost of television, digital and direct mail advertising. Marketing expense also includes personnel-related costs, including stock-based compensation, of employees engaged in these activities. Advertising costs are expensed as incurred and were $32.1 million and $36.6 million in 2017 and 2018, respectively, and $8.3 million and $10.1 million in the three months ended March 31, 2018 and 2019 (unaudited), respectively.

Operations and Technology

Operations and technology expense is comprised of costs associated with the authentication, merchandising and fulfillment of goods sold through our online marketplace, as well as general information technology expense. The principal component of operations and technology expense is personnel-related costs, including stock-based compensation, of employees engaged in these activities. Operations and technology expense also includes allocated facility and overhead costs, costs related to our retail stores, facility supplies and depreciation of hardware and equipment, as well as research and development expense for technology associated with managing and improving our operations. In 2017, 2018 and the three months ended March 31, 2018 and 2019 (unaudited), the Company capitalized proprietary software developments costs of $2.5 million, $5.7 million, $0.8 million and $1.7 million, respectively. As such, operations and technology expense also includes amortization of capitalized technology development costs, which is taken on straight-line basis over three years once the technology is ready for its intended use.

Selling, General and Administrative

Selling, general and administrative expense is principally comprised of the personnel-related costs for employees involved in sales, finance and administration, and includes stock-based compensation expense.

THE REALREAL, INC.

Notes to Financial Statements

Selling, general and administrative expense also includes allocated facility and overhead costs and professional services, including accounting and legal advisors.

Stock-based Compensation

Stock-based compensation expense related to employees is measured based on the grant-date fair value of the awards. Compensation expense is recognized in the statements of operations over the period during which the employee is required to perform services in exchange for the award (the vesting period of the applicable award) using the straight-line method. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and accounts for forfeitures as they occur.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in reverse repurchase agreement (“RRAs”). RRAs are collateralized by deposits in the form of United States government securities and obligations for an amount not less than 102% of their value. The Company has a policy that the collateral has at least an A (or equivalent) credit rating. The Company utilizes a third-party custodian to manage the exchange of funds and ensure that collateral received is maintained at 102% of the value of the RRAs on a daily basis. RRAs with stated maturities of greater than three months from the date of purchase are classified as short-term investments.

Restricted cash consists of cash deposited with a financial institution as collateral for the Company’s letters of credit for its facility leases and the Company’s credit cards. As of December 31, 2017 and 2018, the Company had letters of credit outstanding and collateral accounts in the amounts of $4.2 million and $11.2 million, respectively. The year over year increase in restricted cash was primarily due to new facility leases and credit card agreements entered into in 2018. As of March 31, 2019 (unaudited), the Company had letters of credit outstanding and collateral accounts in the amounts of $11.4 million. The restricted cash is classified as noncurrent as the Company expects the cash to remain restricted for a period greater than one year.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows (in thousands):

	December 31,		March 31,
	2017	2018	2018	2019
			(unaudited)
Cash and cash equivalents	$16,486	$34,393	$9,013	$88,790
Restricted cash	4,174	11,234	5,174	11,421

Total cash, cash equivalents and restricted cash	$20,660	$45,627	$14,187	$100,211

Short-term Investments

The Company has classified and accounted for its short-term investments as available-for-sale which are carried at fair value on its balance sheets. The Company records any unrealized gains and losses as a component of stockholders’ deficit, except for unrealized losses determined to be other than temporary, of which there are none as of December 31, 2017 and 2018 and March 31, 2019 (unaudited).

THE REALREAL, INC.

Notes to Financial Statements

The Company evaluates its short-term investments periodically for possible impairment. A decline in the fair value below the amortized costs of the short-term investment is considered an other-than-temporary impairment if the Company has the intent to sell the short-term investments or it is more likely than not that the Company will be required to sell the short-term investment before recovery of the entire amortized cost basis.

Accounts Receivable

Accounts receivables are recorded at the amounts billed to buyers and do not bear interest. Accounts receivables result from credit card transactions, the majority of which are settled within two business days.

Inventory, Net

Inventory primarily consists of finished goods arising from goods returned after the consignor has been paid, upon which the Company assumes the title to the goods until it is resold and recognizes it as inventory in an amount equal to that paid to the consignor. The Company also periodically purchases finished goods directly from vendors. Inventory is valued at the lower of cost and net realizable value using the specific identification method, and the Company records provisions, as appropriate, to write down obsolete and excess inventory to estimated net realizable value.

The inventory reserve, which reduces inventory on the balance sheets, was $0.2 million and $0.7 million as of December 31, 2017 and 2018, respectively, and $1.0 million as of March 31, 2019 (unaudited).

Property and Equipment, Net

Property and equipment, net is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred.

The estimated useful lives of our assets are as follows:

Proprietary software	3 years
Furniture and equipment	3-5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease term or estimated useful life

Software Development Costs

Proprietary software includes the costs of developing the Company’s internal proprietary business platform. The Company capitalizes qualifying proprietary software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed and (2) it is probable that the software will be completed and used for its intended function. Such costs are capitalized in the period incurred. Capitalization ceases and amortization begins when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

THE REALREAL, INC.

Notes to Financial Statements

Impairment of Long-lived Assets

The carrying amounts of long-lived assets, including property and equipment, net and capitalized proprietary software, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets to be held and used is measured by comparing the carrying amount of assets to future undiscounted net cash flows the assets are expected to generate over its remaining life.

If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the revised shorter useful life.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to the anticipated equity offering, are capitalized and will be offset against proceeds upon the consummation of the offering. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2018 and March 31, 2019 (unaudited), $34,000 and $1.7 million of deferred offering costs were capitalized, respectively, which are included in other assets on the balance sheet. There were no such costs capitalized as of December 31, 2017.

Accretion of Redeemable Convertible Preferred Stock

The carrying value of the redeemable convertible preferred stock is accreted to redemption value from the date of issuance to the earliest redemption date using the effective interest method. Increases to the carrying value of redeemable convertible preferred stock recognized in each period are charged to additional paid-in capital, or in the absence of additional paid-in capital, charged to accumulated deficit.

Convertible Preferred Stock Warrant Liability

The Company issued convertible preferred stock warrants in conjunction with the issuance of debt. Such warrants are recorded as other noncurrent liabilities on the balance sheets at their estimated fair value because the shares underlying the warrants may obligate the Company to transfer assets to the holders at a future date under certain circumstances such as a deemed liquidation event. The warrants are subject to re-measurement at each balance sheet date and the change in fair value, if any, is included in other expense, net. The Company will continue to remeasure these warrants until the earlier of the expiration, exercise or conversion of the convertible preferred stock warrants. In connection with an IPO, the convertible preferred stock warrants will be automatically converted into common stock warrants. On exercise, expiration or conversion of the convertible preferred stock warrants, the related convertible preferred stock warrant liability will be reclassified to additional paid-in capital.

Leases

Leases are reviewed for classification as operating or capital leases. For operating leases, the Company recognizes rent on a straight-line basis over the term of the lease. The Company records the difference between cash payments and rent expense recognized as a deferred rent liability included in other accrued and current liabilities and other noncurrent liabilities on the balance sheets. Incentives granted under the Company’s facility leases, including allowances to fund leasehold improvements, are deferred and are recognized as adjustments to rental expense on a straight-line basis over the term of the lease.

THE REALREAL, INC.

Notes to Financial Statements

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. At times, such amount may exceed federally-insured limits. The Company reduces credit risk by placing its cash and cash equivalents with major credit-worthy financial institutions within the United States.

As of December 31, 2017 and 2018 and March 31, 2019 (unaudited), there were no customers that represented 10% or more of the Company’s accounts receivable balance and there were no customers that individually exceeded 10% of the Company’s total revenue for each of the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited).

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers. ASC 606 supersedes the existing revenue recognition requirements and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted ASC 606 as of January 1, 2018 using the full retrospective transition method. See Note 2—Revenue Recognition and Revisions to Previously Issued Financial Statements for further details.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (Topic 330), which changes the measurement principle for inventory from the lower of cost or market to the lower of cost and net realizable value. The Company adopted the new standard beginning January 1, 2017. The adoption of this standard did not have a material impact on the financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). This standard requires entities to record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement when awards vest or are settled and eliminates additional paid-in capital pools. The standard also changes the accounting for an employee’s use of shares to satisfy the employer’s statutory income tax withholding obligation and the accounting for forfeitures, and provides two practical expedients for nonpublic entities. The Company adopted this standard as of January 1, 2017 and recorded a net change of $0.6 million to its valuation allowance.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash (Topic 230), which requires companies to present amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents on the statement of cash flows. The Company adopted this guidance beginning January 1, 2017.

THE REALREAL, INC.

Notes to Financial Statements

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in the ASU. The Company adopted this standard during the year ended December 31, 2017. The adoption of this standard did not have a material impact on the Company’s financial statements.

In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made (Topic 958), which clarified the accounting for contributions made or received by business entities. The Company adopted this guidance beginning on January 1, 2018 using the modified prospective transition. Adoption of the standard did not have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). ASU 2018-15 clarifies and aligns the accounting for implementation costs for hosting arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company has early adopted this standard effective January 1, 2018 on a prospective basis, which did not have a material impact on its financial statements.

Recently Issued Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10), which will change how to recognize, measure, present and make disclosures about certain financial assets and financial liabilities. Under this standard, if an entity designates a financial liability under the fair value option in accordance with ASC 825, the entity shall measure the financial liability at fair value with qualifying changes in fair value recognized in net income. The entity shall present separately in other comprehensive loss the portion of the total change in the fair value of the liability that results from a change in the instrument-specific credit risk. ASU 2016-01 is effective for the Company for annual and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of this standard to have a material impact on the operating results.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 is aimed at making leasing activities more transparent and comparable and requires substantially all leases to be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. The new standard is effective for non-public entities in fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact that this standard will have on its financial statements but expects that it will result in a significant increase in its long-term assets and liabilities.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. The standard is effective for fiscal years beginning after December 15, 2019, including interim reporting periods within that fiscal year. Early adoption is permitted, but no earlier than the Company’s adoption date of ASC 606. The Company does not expect the adoption of this standard to have a material impact on the operating results.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). This standard modifies disclosure requirements related to fair value measurement and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. The standard also allows for early adoption of any removed or modified disclosures upon issuance while delaying adoption of the additional disclosures until their effective date. The Company is currently evaluating the impact that this standard will have on its financial statements.

THE REALREAL, INC.

Notes to Financial Statements

3.    Cash, Cash Equivalents and Short-Term Investments

The following tables summarize the estimated value of the Company’s cash, cash equivalents and short-term investments (in thousands):

	December 31, 2017
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Cash and cash equivalents:
Cash	$12,862	$—	$—	$12,862
Money market fund	124	—	—	124
Reverse repurchase agreements	3,500	—	—	3,500

Total cash and cash equivalents	$16,486	$—	$—	$16,486

Short-term investments:
U.S. corporate bonds	$4,814	$—	$(3)	$4,811
International corporate bonds	7,613	—	(3)	7,610

Total short-term investments	$12,427	$—	$(6)	$12,421

	December 31, 2018
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Cash and cash equivalents:
Cash	$10,253	$—	$—	$10,253
Money market fund	140	—	—	140
Reverse repurchase agreements	24,000	—	—	24,000

Total cash and cash equivalents	$34,393	$—	$—	$34,393

Short-term investments:
U.S. corporate bonds	$21,184	$—	$(19)	$21,165
International corporate bonds	5,972	—	(6)	5,966

Total short-term investments	$27,156	$—	$(25)	$27,131

	March 31, 2019
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
	(unaudited)
Cash and cash equivalents:
Cash	$72,145	$—	$—	$72,145
Money market fund	4,645	—	—	4,645
Reverse repurchase agreements	12,000	—	—	12,000

Total cash and cash equivalents	$88,790	$—	$—	$88,790

Short-term investments:
U.S. corporate bonds	$12,246	$—	$2	$12,248
International corporate bonds	1,998	—	—	1,998

Total short-term investments	$14,244	$—	$2	$14,246

THE REALREAL, INC.

Notes to Financial Statements

As of December 31, 2017 and 2018 and March 31, 2019 (unaudited), the contractual maturity for the short-term investments is less than one year. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited), the Company recognized no material realized gains or losses on short-term investments.

4.    Fair Value Measurement

Assets and liabilities recorded at fair value on a recurring basis on the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy during the periods presented.

THE REALREAL, INC.

Notes to Financial Statements

The following tables provide the financial instruments measured at fair value (in thousands):

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$124	$—	$—	$124
Reverse repurchase agreements	—	3,500	—	3,500

Total cash equivalents	$124	$3,500	$—	$3,624

Short-term investments:
U.S. corporate bonds	$—	$4,811	$—	$4,811
International corporate bonds	—	7,610	—	7,610

Total short-term investments	$—	$12,421	$—	$12,421

Total assets	$124	$15,921	$—	$16,045

Liabilities
Convertible preferred stock warrant liability	$—	$—	$160	$160

Total liabilities	$—	$—	$160	$160

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market fund	$140	$—	$—	$140
Reverse repurchase agreements	—	24,000	—	24,000

Total cash equivalents	$140	$24,000	$—	$24,140

Short-term investments:
U.S. corporate bonds	$—	$21,165	$—	$21,165
International corporate bonds	—	5,966	—	5,966

Total short-term investments	$—	$27,131	$—	$27,131

Total assets	$140	$51,131	$—	$51,271

Liabilities
Convertible preferred stock warrant liability	$—	$—	$610	$610

Total liabilities	$—	$—	$610	$610

THE REALREAL, INC.

Notes to Financial Statements

	March 31, 2019
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets
Cash equivalents:
Money market fund	$4,645	$—	$—	$4,645
Reverse repurchase agreements	—	12,000	—	12,000

Total cash equivalents	$4,645	$12,000	$—	$16,645

Short-term investments:
U.S. corporate bonds	$—	$12,248	$—	$12,248
International corporate bonds	—	1,998	—	1,998

Total short-term investments	$—	$14,246	$—	$14,246

Total assets	$4,645	$26,246	$—	$30,891

Liabilities
Convertible preferred stock warrant liability	$—	$—	$890	$890

Total liabilities	$—	$—	$890	$890

The following table presents a rollforward of the fair value of the level 3 liabilities recorded at fair value (in thousands):

	Convertible Preferred Stock Warrant Liability	Convertible Notes Derivative Liability
Balance as of December 31, 2016	$160	$—
Changes in estimated fair value	—	—

Balance as of December 31, 2017	160	—
Recognition of derivative liability in connection with issuance of convertible notes	—	372
Changes in estimated fair value	450	1,248
Extinguishment of derivative liability on conversion of convertible notes	—	(1,620)

Balance as of December 31, 2018	610	—
Changes in estimated fair value (unaudited)	280	—

Balance as of March 31, 2019 (unaudited)	$890	$—

THE REALREAL, INC.

Notes to Financial Statements

5.    Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,		March 31,
	2017	2018	2019
	(unaudited)
Proprietary software	$8,328	$14,052	$15,738
Furniture and equipment	7,957	12,665	14,128
Automobiles	234	346	449
Leasehold improvements	17,282	25,702	27,165

	33,801	52,765	57,480
Less: accumulated depreciation and amortization	(10,379)	(19,479)	(22,256)

Property and equipment, net	$23,422	$33,286	$35,224

Depreciation and amortization expense on property and equipment was $5.6 million and $9.3 million for the years ended December 31, 2017 and 2018, respectively, which includes amortization expense for equipment and automobiles acquired under capital leases of $0.4 million and $0.3 million, and amortization for proprietary software of $1.8 million and $2.8 million for the years ended December 31, 2017 and 2018, respectively. Depreciation and amortization expense on property and equipment was $2.0 million and $2.8 million for the three months ended March 31, 2018 and 2019 (unaudited), respectively.

Other Accrued and Current Liabilities

Other accrued and current liabilities consist of the following (in thousands):

	December 31,		March 31,
	2017	2018	2019
	(as revised)		(unaudited)
Returns reserve	$9,292	$14,311	$11,205
Accrued compensation	4,596	8,078	5,438
Site credit liability	3,535	4,700	5,239
Accrued sales tax and other taxes	2,794	4,476	4,972
Deferred revenue	2,133	3,184	3,887
Accrued marketing and outside services	1,976	4,152	9,116
Other	1,831	3,055	3,107

Other accrued and current liabilities	$26,157	$41,956	$42,964

6.    Debt and Convertible Preferred Stock Warrants

Term Loans

In 2013, the Company entered into an agreement to obtain a term loan facility (“Term Loan Facility”) in the amount of $5.0 million for general corporate purposes and working capital expenditures. In 2014, 2015 and 2016, the Company amended its Term Loan Facility to increase the amount borrowed under the facility by $11.6 million. The Term Loan Facility is secured by liens on substantially all of the Company’s present and future assets.

THE REALREAL, INC.

Notes to Financial Statements

The Term Loan Facility includes affirmative, negative and financial covenants that restrict the Company’s ability to, among other things, incur additional indebtedness, make investments, sell or otherwise dispose of assets, pay dividends or repurchase stock. The Term Loan Facility’s financial covenants required the Company to achieve at least 80% of its forecasted gross revenue and a liquidity ratio on a monthly basis. As of December 31, 2017 and 2018 and March 31, 2019 (unaudited), the Company was in compliance with all covenants.

In 2017, the Company executed the eighth amendment (“Eight Amendment”) to the Term Loan Facility. The Eighth Amendment refinanced the $15.0 million repayment schedule to be two term loans, which included a $7.5 million interest only term loan with a maturity date of January 31, 2019 (“Term Loan I”), and the remaining $7.5 million under the existing Term Loan Facility with a maturity date of January 1, 2020 (“Term Loan II”) (together the “Term Loans”).

In 2018, the Company entered into the ninth, tenth, eleventh amendment and twelfth amendment (“Ninth Amendment,” “Tenth Amendment,” “Eleventh Amendment” and “Twelfth Amendment”) to the existing Term Loans. The Ninth Amendment removed the liquidity ratio covenant, amended Term Loan I to be due in 30 equal monthly installments, plus all accrued interest, beginning July 31, 2018, increased the variable annual interest rate from 0.10% above the prime rate to 0.35% above the prime rate and extended the maturity date of Term Loan I to January 31, 2021.

The Eighth Amendment and Ninth Amendment required the Company to pay a combined success fee of $0.3 million upon (1) any sale or licensing of all or substantially all of the Company’s assets, (2) any change in control of the Company, or (3) an initial public offering of the Company’s equity securities. The Ninth Amendment also required the Company to pay an additional success fee of $0.1 million upon the sale or issuance of the Company’s equity securities or subordinated debt securities for net cash proceeds of at least $50.0 million on or prior to June 30, 2018. The Company paid the $0.1 million success fee upon the Series G convertible preferred stock financing in June 2018.

The Tenth and Twelfth Amendments adjusted and waived certain covenant violations which were subsequently amended and met. The Eleventh Amendment provided an additional letter of credit of $1.5 million for corporate credit cards with a maturity date of August 1, 2019.

During the years ended December 31, 2017 and 2018, the Company recorded interest expense related to the Term Loans of $0.7 million and $0.6 million, respectively. During the three months ended March 31, 2018 and 2019 (unaudited), the Company recorded interest expense related to the Term Loans of $0.2 million and $0.1 million, respectively.

As of December 31, 2018, the minimum payments on the Term Loans described above are as follows (in thousands):

Year Ending December 31,	Amount
2019	$6,000
2020	3,000
2021	250

Total future payments	9,250
Less: long-term debt, current portion	5,990
Less: unamortized debt discount	11

Long-term debt, net of current portion	$3,249

THE REALREAL, INC.

Notes to Financial Statements

Warrants Issued with Term Loan Facility

During the period from 2013 to 2016, in connection with the Term Loan Facility, the Company issued convertible preferred stock warrants, which included warrants to purchase 131,652 shares of its Series B convertible preferred stock with an exercise price of $1.03 per share, 6,868 shares of its Series C convertible preferred stock with an exercise price of $2.18 per share, 43,010 shares of its Series D convertible preferred stock with an exercise price of $2.79 per share and 25,597 shares of its Series E convertible preferred stock with an exercise price of $2.93 per share (together the “Convertible Preferred Stock Warrants”). The Convertible Preferred Stock Warrants were exercisable from the date of issuance and have a 10-year term. The initial estimated fair value of the Convertible Preferred Stock Warrants was recorded as convertible preferred stock warrant liability with an offset to the debt discount associated with the Term Loan Facility. The debt discount is amortized to interest expense over the repayment period of the loan using the effective-interest method. All Convertible Preferred Stock Warrants were unexercised and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited).

7.    Convertible Notes

In April 2018, the Company issued $14.4 million in convertible notes (“Convertible Notes”) to existing shareholders of redeemable convertible and convertible preferred stock. Interest accrued on the principal balance at an annual rate of 8%. Principal and accrued interest were due at the earliest of (1) the one-year anniversary of the issuance date, (2) event of default and (3) a change of control, defined as either a merger, sale of stock or assets or other form of transaction.

The maturity date could be extended if agreed upon by the Company and investors holding the convertible notes representing at least 80% of the outstanding amount at such time. On change of control, the holders of convertible notes could elect to either (1) receive full repayment of the note outstanding or (2) convert the entire outstanding amount of principal and accrued interest into shares of Series F preferred stock at a price per share of $3.8590.

The outstanding balance of principal and accrued interest automatically converts into fully paid and nonassessable shares of preferred stock issued on the issuance of preferred stock with aggregate gross proceeds of at least $25.0 million (a “Qualified Financing”) prior to the maturity date of the convertible notes. On the issuance of preferred stock with aggregate gross proceeds of less than $25.0 million (a “Non-Qualified Financing”), holders of the Convertible Notes could elect to convert all or any portion of the outstanding principal and interest into fully paid and nonassessable shares of preferred stock. On conversion of the convertible notes in either a Qualified Financing or Non-Qualified Financing, preferred shares would be issued at a price of 90% of the price per share paid by the purchasers of preferred stock participating in the financing.

The Qualified Financing and Non-Qualified Financing redemption features were determined to be a compound embedded derivative requiring bifurcation and separate accounting at its estimated fair value. On issuance of the Convertible Notes, the Company recognized a liability of $0.4 million for the estimated fair value of the embedded derivative and incurred $0.1 million in debt issuance costs, both of which were recorded as a debt discount associated with the Convertible Notes.

During the year ended December 31, 2018, the Company recognized $0.2 million of interest expense related to the Convertible Notes. The Company also recognize an expense of $1.2 million during the year ended December 31, 2018 related to the change in fair value of the Convertible Notes embedded derivative liability, which was included in other expense, net in the statements of operations.

THE REALREAL, INC.

Notes to Financial Statements

In June 2018, the outstanding balance of principal and accrued interest on the Convertible Notes of $14.6 million converted into 1,067,550 and 1,997,709 shares of the Company’s Series G redeemable convertible and convertible preferred stock, respectively, at a price of $4.7565 per share in conjunction with the Company’s Series G convertible preferred stock financing (see Note 8), which was a Qualified Financing under the terms of the Convertible Notes. The conversion of the Convertible Notes into Series G redeemable convertible preferred stock and Series G convertible preferred stock was accounted for as an extinguishment. The extinguishment of the Convertible Notes was considered a capital transaction and accordingly, the Company recognized a $0.4 million loss on extinguishment through additional paid in capital equal to the unamortized debt discount at the date of conversion.

8.    Convertible Preferred Stock and Redeemable Convertible Preferred Stock

Convertible preferred stock and redeemable convertible preferred stock consisted of the following (in thousands, except share amounts):

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	18,960,000	18,941,619	$9,161	$9,217
Series B	13,784,443	13,652,791	13,774	14,000
Series C	9,335,659	9,328,791	20,289	20,374
Series D	14,367,652	14,324,642	39,886	40,000
Series E	13,612,543	13,586,946	39,880	40,000
Series F	12,956,724	12,956,724	50,367	52,610

Total	83,017,021	82,791,513	$173,357	$176,201

	December 31, 2018
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	18,960,000	18,941,619	$9,161	$9,217
Series B	13,784,443	13,652,791	13,774	14,000
Series C	9,335,659	9,328,791	20,289	20,374
Series D	14,367,652	14,324,642	39,886	40,000
Series E	13,612,543	13,586,946	39,880	40,000
Series F	12,956,724	12,956,724	54,968	57,211
Series G	21,986,733	21,986,733	116,242	120,544

Total	105,003,754	104,778,246	$294,200	$301,346

THE REALREAL, INC.

Notes to Financial Statements

	March 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
	(unaudited)
Series A	18,960,000	18,941,619	$9,161	$9,217
Series B	13,784,443	13,652,791	13,774	14,000
Series C	9,335,659	9,328,791	20,289	20,374
Series D	14,367,652	14,324,642	39,886	40,000
Series E	13,612,543	13,586,946	39,880	40,000
Series F	12,956,724	12,956,724	56,154	58,397
Series G	21,986,733	21,986,733	118,325	123,881
Series H	10,182,113	10,182,111	69,937	70,138

Total	115,185,867	114,960,357	$367,406	$376,007

Voting

Each holder of Series A, B, C, D, E, G and H convertible preferred stock (together the “convertible preferred stock”) and Series F, G and H redeemable convertible preferred stock (together the “redeemable convertible preferred stock”) (or all together the “preferred stock”) is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of preferred stock vote together with the holders of common stock as a single class.

Dividends

The holders of Series A, B, C, D and E convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of 8% of the original issue price, if and when, declared by the board of directors, prior and in preference to any payment of any dividend on the common stock.

The holders of Series F, Series G and Series H redeemable convertible preferred stock and Series G and Series H convertible preferred stock are entitled to receive cumulative dividends that accrue at a rate of 8% of the Series F, Series G and Series H original issue price per annum, compounding quarterly and whether or not declared. Accruing dividends on redeemable convertible preferred stock are only payable when, as and if declared by the board of directors or upon a liquidation event.

Holders of preferred stock are also entitled to participate in dividends of common stock on an as-converted basis. As of December 31, 2018 and March 31, 2019 (unaudited), no dividends have been declared or paid to date.

Liquidation

In the event of any liquidation, dissolution or winding up, certain mergers, consolidations and asset sales, the holders of shares of Series F redeemable convertible preferred stock, Series G redeemable convertible preferred stock, Series G convertible preferred stock, Series H redeemable convertible preferred stock and Series H convertible preferred stock are entitled to receive, prior and in preference to the holders of Series A, B, C, D and E convertible preferred stock or common stock, an amount per share equal to the greater of (1) the sum of the original issuance price of each series, all accrued but unpaid and all declared but unpaid dividends, or (2) the amount per share that have been payable had all shares of the convertible preferred stock been converted to common stock.

THE REALREAL, INC.

Notes to Financial Statements

If the assets and funds to be distributed among the holders of redeemable convertible preferred stock and convertible preferred stock are insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

After the distribution to holders of Series F, G and H redeemable convertible preferred stock and Series G and H convertible preferred stock, any remaining assets of the Company shall be distributed to the holders of Series E preferred stock, prior and in preference to any distribution of the assets of the Company to the holders of the then outstanding Series A, B, C and D convertible preferred stock and common stockholders an amount per share equal to the greater of (1) the sum of the original issuance prices of each series and all declared but unpaid dividends, if any, or (2) such amount per share as would have been payable had all shares of the convertible preferred stock been converted to common stock. If upon occurrence of such an event, the assets to be distributed among the holders of Series E convertible preferred stock are insufficient to permit the payment to such holders, the entire assets legally available for distribution will be distributed ratably among the Series E holders.

After the distribution to the holders of the Series E preferred stock, any remaining assets of the Company shall be distributed to the holders of the then outstanding Series A, B, C and D convertible preferred stock, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock an amount per share equal to the greater of (1) the applicable original issue price for each series of convertible preferred stock plus any declared and unpaid dividends (the “Original Issue Price”) and (2) the amount per share that would have been payable if all shares of convertible preferred stock were converted into common stock subject to the applicable conversion rights. Upon completion of the distribution to the holders of the convertible preferred stock, all remaining legally available assets will be distributed ratably to the holders of common stock.

Conversion

At the option of the holder, each share of convertible preferred stock is convertible into fully paid and non-assessable shares of common stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The “Conversion Price” shall mean $0.48660, $1.02543, $2.18403, $2.79239, $2.9440, $3.3959, $5.2850 and $6.8748 (unaudited) per share for Series A, Series B, Series C, Series D, Series E, Series F, Series G and Series H preferred stock, respectively. The Series F redeemable convertible preferred stock contains a conversion price adjustment feature based on a 2017 gross profit target. Because the Company’s gross profit for the year ended December 31, 2017 was below the target, the conversion price for Series F was reduced from $3.8590 to $3.3959.

Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then applicable conversion ratio upon (1) the closing of the sale of shares of common stock in a public offering resulting in gross proceeds of at least $50.0 million and the listing of our common stock at a price per share that is at least 1.75 times the Series G issue price (the “Qualified Public Offering”), or (2) the affirmative vote of the holders of a majority of the preferred stock; provided that, with respect to the Series B, E, F and G convertible preferred stockholders, conversion requires approval of the holders of a majority of the then outstanding shares of each such series. Additionally, in the event of a Qualified Public Offering, the holders of Series H preferred stock are entitled to an adjustment of the conversion price of the Series H preferred stock if the offering price per share is less than the original issuance price of the Series H preferred stock.

Redemption

Certain stockholders that hold all outstanding shares of Series F redeemable convertible preferred stock and certain outstanding shares of Series G redeemable convertible preferred stock are entitled to redemption privileges

THE REALREAL, INC.

Notes to Financial Statements

(the “Redemption Stockholders”) that are not available to all preferred stockholders. On or after June 21, 2023, the five-year anniversary of the Series G original issue date, Redemption Stockholders have the one-time right to request the Company to redeem all or any portion of the outstanding Series F and G redeemable convertible preferred stock at a price equal to the redemption price which is calculated as greater of (1) the Series F issue price or the Series G issue price per share, plus any Series F or Series G accrued but unpaid dividends and (2) the fair market value of a single share of Series F or Series G preferred stock as of the date of the receipt of the redemption request, as mutually agreed upon by the Redemption Stockholders and the Company. Additionally, the holders of Series H preferred stock are not entitled to initiate a redemption but are entitled to participate in a redemption initiated by the holders of the Series F or G preferred stock.

Classification

The Company has classified the redeemable convertible preferred stock as temporary equity on the balance sheets as a result of the redemption rights described above. The Company has also classified its convertible preferred stock as temporary equity on the balance sheets as the stock is contingently redeemable. Upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company, holders of the convertible preferred stock can cause redemption for cash.

9.    Common Stock

The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows:

	December 31,
	2017	2018	March 31, 2019
			(unaudited)
Convertible preferred stock outstanding	69,834,789	73,724,645	77,556,411
Redeemable convertible preferred stock outstanding	14,723,636	32,820,513	39,170,858
Options issued and outstanding	15,597,136	19,344,243	18,408,192
Shares available for future stock option issuances	1,349,521	2,248,965	1,612,450
Warrants to purchase convertible preferred stock	207,127	207,127	207,127
Warrants to purchase common stock	135,950	21,355	11,484

Total	101,848,159	128,366,848	136,966,522

10.    Share-based Compensation Plans

In 2011, the Company adopted the Equity Incentive Plan (2011 Plan) authorizing the granting of incentive stock options (ISOs) and non-statutory stock options (NSOs) to eligible participants for up to 25,974,511 shares of common stock. Under the 2011 Plan, incentive stock options and non-statutory stock options are to be granted at an exercise price that is no less than 100% of the fair value of the stock at the date of grant. Options generally vest over four years and are exercisable for up to 10 years after the date of grant. Incentive stock options granted to stockholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at an exercise price no less than 110% of the fair value of the stock on the date of grant.

THE REALREAL, INC.

Notes to Financial Statements

Activity under the Company’s stock option plan is set forth below:

	Options Available for Grant	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balances at December 31, 2017	1,349,521	15,597,136	$1.01	7.6	$5,881
Options authorized	5,142,201
Options granted	(6,528,650)	6,528,650	2.61
Options exercised	—	(495,650)	0.97
Options cancelled	2,285,893	(2,285,893)	1.44

Balances at December 31, 2018	2,248,965	19,344,243	1.50	7.1	44,883

Balances at March 31, 2019 (unaudited)	1,612,450	18,408,192	1.66	7.4	67,019

Options exercisable—December 31, 2018		11,193,405	0.90	5.5	32,562

Options vested and expected to vest—December 31, 2018		19,344,243	1.50	7.1	44,883

The aggregate intrinsic value of options exercised for the years ended December 31, 2017 and 2018 was $0.4 million and $1.4 million, respectively. The aggregate intrinsic value of options exercised was immaterial for the three months ended March 31, 2018 and $6.8 million for the three months ended March 31, 2019 (unaudited).

Stock-based Compensation

In determining the fair value of the stock-based awards, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Fair Value of Common Stock—The fair value of the shares of common stock has historically been determined by the Company’s board of directors as there was no public market for the common stock. The board of directors determines the fair value of the common stock by considering a number of objective and subjective factors, including: third-party valuations of the Company’s common stock, the valuation of comparable companies, the Company’s operating and financial performance and general and industry specific economic outlook, amongst other factors.

Expected Term—The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Volatility—Because the Company is privately held and does not have an active trading market for its common stock, the expected volatility was estimated based on the average volatility for publicly-traded companies that we consider to be comparable, over a period equal to the expected term of the stock option grants.

Risk-free Rate—The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividends—The Company has never paid dividends on its common stock and does not anticipate paying dividends on common stock. Therefore, the Company uses an expected dividend yield of zero.

THE REALREAL, INC.

Notes to Financial Statements

The following assumptions were used to estimate the fair value of stock options granted and the resulting fair values:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
(unaudited)
Expected term (in years)	5.0 – 6.9	5.2 – 6.2	5.8 – 6.1	5.5 – 6.1
Expected volatility	47.0% – 50.3%	46.6% – 48.1%	47.8% – 47.9%	47.5% – 47.8%
Average risk-free rate	1.7% – 2.2%	2.7% – 2.9%	2.7% –2.8%	2.4% – 2.6%
Dividend yield	—	—	—	—

The weighted average grant date fair value of options granted during the years ended December 31, 2017 and 2018 was $0.63 per share and $1.68 per share, respectively. The weighted average grant date fair value of options granted during the three months ended March 31, 2018 and 2019 was $0.65 per share and $2.71 per share, respectively (unaudited).

As of December 31, 2018 and March 31, 2019 (unaudited), total unrecognized stock-based compensation expense was $10.4 million and $12.5 million, respectively. These costs are expected to be recognized over a weighted average period of 3.4 years and 3.3 years as of December 31, 2018 and March 31, 2019 (unaudited), respectively.

Total stock-based compensation expense by function was as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Marketing	$129	$164	$34	$68
Operations and technology	625	1,160	273	490
Selling, general and administrative	1,099	1,587	238	551

Total	$1,853	$2,911	$545	$1,109

The amounts presented in the above table exclude compensation expense related to the secondary sale transaction. In September 2018, executives of the Company sold an aggregate of 864,547 shares of the Company’s common stock at a price of $4.5451 per share for an aggregate amount of $3.9 million to certain of the Company’s existing investors. The Company determined that the purchase price was in excess of the fair value of such shares. As a result, during the year ended December 31, 2018, the Company recorded the excess of the purchase price above fair value of $0.8 million as compensation expense within selling, general and administrative in the statements of operations and a corresponding credit to additional paid-in capital.

Additionally, in March 2019 (unaudited), executives of the Company sold an aggregate of 764,954 shares of the Company’s common stock at a price of $6.36 per share for an aggregate amount of $4.9 million to certain of the Company’s existing investors. The Company determined that the purchase price was in excess of the fair value of such shares. As a result, during the three months ended March 31, 2019 (unaudited), the Company recorded the excess of the purchase price above fair value of $0.8 million as compensation expense within selling, general and administrative in the statement of operations and a corresponding credit to additional paid-in capital.

THE REALREAL, INC.

Notes to Financial Statements

11.    Commitments and Contingencies

Leases

The Company leases its corporate offices, retail spaces and merchandising and fulfillment facilities under various noncancelable operating leases with terms ranging from one year to eleven years. Rent expense from operating leases totaled $7.2 million and $10.4 million for the years ended December 31, 2017 and 2018, respectively. The current portion of deferred rent was $0.5 million and $0.7 million as of December 31, 2017 and 2018, respectively, and is included in other accrued and current liabilities on the balance sheets. The noncurrent portion of deferred rent was $2.9 million and $5.3 million as of December 31, 2017 and 2018, respectively, and is included in other noncurrent liabilities on the balance sheets.

In January 2019, the Company signed a noncancelable operating lease to extend and expand the existing lease in Chicago, Illinois to a 91-month term ending November 2026. The minimum lease payments for the extension are $1.3 million (unaudited).

Rent expense from operating leases totaled $2.0 million and $4.1 million for the three months ended March 31, 2018 and 2019, respectively (unaudited). The current portion of deferred rent was $0.8 million as of March 31, 2019 (unaudited). The noncurrent portion of deferred rent was $5.8 million as of March 31, 2019 (unaudited).

The Company has capital lease obligations for certain vehicles and equipment. The Company recognized interest expense from capital leases of $0.1 million and $47,000 for the years ended December 31, 2017 and 2018, respectively. Interest expense related to capital leases were insignificant for the three months ended March 31, 2018 and 2019 (unaudited). The current portion of capital lease obligations was $0.3 million and $0.3 million as of December 31, 2017 and 2018, respectively, and $0.3 million as of March 31, 2019 (unaudited) and is included in other accrued and current liabilities on the balance sheets. The noncurrent portion of capital lease obligation was $0.3 million and $30,000 as of December 31, 2017 and 2018, respectively, and $24,000 as of March 31, 2019 (unaudited) and is included in other noncurrent liabilities on the balance sheets. The noncurrent portion as of December 31, 2018 is due within two years.

As of December 31, 2018, the Company’s future minimum lease payments under the noncancelable leases are as follows (in thousands):

Year Ending December 31,	Operating Leases
2019	$15,563
2020	16,082
2021	16,020
2022	12,959
2023	11,653
Thereafter	48,973

Total future minimum payments	$121,250

THE REALREAL, INC.

Notes to Financial Statements

Noncancelable Purchase Commitments

As of December 31, 2018, the future minimum payments under the Company’s noncancelable purchase commitments were as follows (in thousands):

Year Ending December 31,	Purchase Commitments
2019	$2,390
2020	1,890
2021	209

Total future minimum payments	$4,489

Other Commitments

In January 2018, the Company and the University of Arizona Foundation entered into an endowment agreement (the “Endowment Agreement”) to establish a fund (the “Fund”) to create and grow a gemology degree program in the Department of Geosciences at the University of Arizona (the “University”). The Company agreed to donate a total of $2.0 million, payable in four annual installments of $0.5 million. The first installment was paid in January 2018 on execution of the Endowment Agreement.

There are no conditions that the University must meet to receive the funds nor any penalties to the University for nonperformance. The Endowment Agreement directs the use of the funds but contains no binding restrictions on the use of the funds. On the execution of the Endowment Agreement, the Company recognized $1.7 million expense for the estimated fair value of the grant, using a discount rate of 10%, to selling, general and administrative expenses in the statements of operations. The Company recognized a corresponding liability for the remaining installment payments and will recognize accretion of the liability as interest expense over the remaining term of the Endowment Agreement.

For the year ended December 31, 2018, the Company recognized $0.1 million in interest expense in the statements of operations for the accretion of the grant liability. Interest expense related to the accretion of the grant liability was immaterial in the three months ended March 31, 2018 and 2019 (unaudited). As of December 31, 2018, the outstanding liability was $1.4 million, of which $0.5 million is included in other accrued and current liabilities on the balance sheet and $0.9 million is included in other noncurrent liabilities on the balance sheet. As of March 31, 2019 (unaudited), the outstanding liability was $0.9 million, of which $0.5 million is included in other accrued and current liabilities on the balance sheet and $0.4 million is included in other noncurrent liabilities on the balance sheet.

Contingencies

From time to time the Company is subject to, and it is presently involved in, litigation and other legal proceedings. Accounting for contingencies requires the Company to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

On November 14, 2018, Chanel, Inc. (“Chanel”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York bringing various trademark- and advertising-related claims under the Lanham Act and New York state law analogues. Chanel alleges that the Company’s resale of Chanel products confuses consumers into believing that Chanel is affiliated with the Company and involved in authenticating

THE REALREAL, INC.

Notes to Financial Statements

consignors’ goods and that only Chanel is capable of authenticating second-hand Chanel goods. Chanel alleges, in particular, that the Company has made false representations concerning the Chanel-branded goods sold on our platform and that a number of these goods were counterfeit. The lawsuit seeks money damages as well as injunctive relief. The Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously. The Company is not able to predict or reasonably estimate the ultimate outcome or possible losses relating to this claim.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, directors, officers and other parties with respect to certain matters. The Company has not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in its financial statements.

12.    Income Taxes

The components of the Company’s income tax provision consisted of (in thousands):

	Year Ended December 31,
	2017	2018
Current:
Federal	$—	$—
State	57	99

Total current tax expense	57	99

Deferred:	—	—
Federal	—	—
State	—	—

Total deferred tax expense	—	—

Total provision for income taxes	$57	$99

The reconciliation of the Federal statutory income tax provision for the Company’s effective income tax provision (in thousands):

	Year Ended December 31,
	2017	2018
Tax at federal statutory rate	$(17,637)	$(15,890)
State taxes, net of federal effect	(2,150)	(4,280)
Non-deductible items	618	537
Valuation allowance	19,226	19,732

Provision for income taxes	$57	$99

THE REALREAL, INC.

Notes to Financial Statements

The Company’s deferred tax assets and liabilities (in thousands):

	December 31,
	2017	2018
	(as revised)
Deferred tax assets:
Net operating loss carryforwards	$42,723	$61,173
Fixed assets and intangibles	655	1,380
Accruals and reserves	1,885	3,702

Gross deferred tax assets	45,263	66,255
Less: valuation allowance	(44,693)	(65,611)

Total deferred tax assets	570	644

Deferred tax liabilities:
Fixed assets and intangibles	(570)	(644)

Gross deferred tax liabilities	(570)	(644)

Net deferred tax assets	$—	$—

The Tax Cuts and Jobs Act of 2017 (“Tax Act”), which went into effect on December 22, 2017, significantly revises the Internal Revenue Code of 1986, as amended (“IRC”). The Tax Act contains, among other things, significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%. The Company’s gross deferred tax assets have been revalued from 35% to 21% with a corresponding offset to the valuation allowance and any potential other taxes arising due to the Tax Act will result in reductions to its net operating loss carryforward and valuation allowance. Deferred tax items of approximately $67.0 million as of December 31, 2017, have been revalued to approximately $44.6 million with a corresponding decrease to the Company’s valuation allowance of approximately $22.4 million related to the rate change for December 31, 2017. During 2018, the Company continued to assess the provision for income taxes as guidance was issued. No significant revisions have been necessary.

In assessing the realizability of deferred tax assets, the Company evaluates all available positive and negative evidence by considering whether it is more likely than not that some portion or all of the deferred tax assets will not be recognized. The ultimate realization of deferred tax assets is dependent upon future taxable income, future reversals of existing taxable temporary difference, taxable income in carryback years and tax-planning strategies. The Company believes it is more likely than not that the deferred tax assets in the U.S. will not be realized; accordingly, a valuation allowance has been established against our U.S. deferred tax assets. The net change in the valuation allowance for the years ended December 31, 2017 and December 31, 2018 was a decrease of $3.2 million and an increase of $21.0 million, respectively.

As of December 31, 2017 and 2018, the Company has a net operating loss carryforward of $169.0 million and $232.3 million for federal tax purposes, respectively, and $148.7 million and $199.8 million for state tax purposes, respectively. If not utilized, these losses will expire beginning in 2032 for California purposes. Based on the available positive and negative evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. However, beginning in tax year 2018 and forward, the Federal law has changed such that net operating losses generated after December 31, 2017 may be carried forward indefinitely. Accordingly, $169.0 million of the federal net operating losses will begin to expire in 2032. However, $63.3 million of the federal net operating losses will not expire.

THE REALREAL, INC.

Notes to Financial Statements

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event that the Company has had a change in ownership, utilization of the carryforwards could be restricted.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local, jurisdictions, where applicable. As of December 31, 2017 and 2018, all years generally remain open to examination. Additionally, net operating loss carryforwards are subject to examination by the Internal Revenue Service and the California Franchise Tax Board for up to three years after utilization.

As of December 31, 2017 and 2018, the Company does not have uncertain tax positions for which it has recorded as a liability. The Company’s policy is to include interest and penalties as a component to the statements of operations. There were no such tax penalties or interest during the years ended December 31, 2017 and 2018.

13.    Net Loss Per Share Attributable to Common Stockholders

A reconciliation of the numerator and denominator used in the calculation of the basic and diluted net loss per share attributable to common stockholders is as follows (in thousands, except share and per share data):

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Numerator
Net loss attributable to common stockholders	$(54,918)	$(84,687)	$(15,215)	$(26,577)

Denominator
Weighted-average common shares outstanding used to calculate net loss per share attributable to common stockholders, basic and diluted	16,291,653	16,730,803	16,599,476	17,411,487

Net loss per share attributable to common stockholders, basic and diluted	$(3.37)	$(5.06)	$(0.92)	$(1.53)

The following securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive (on an as-converted basis):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Convertible preferred stock	69,834,789	73,724,645	69,834,789	77,556,411
Redeemable convertible preferred stock	14,723,636	32,820,513	14,723,636	39,170,858
Options to purchase common stock	15,597,136	19,344,243	15,602,738	18,408,192
Warrants to purchase convertible preferred stock	207,127	207,127	207,127	207,127
Warrant to purchase common stock	135,950	21,355	135,950	11,484

Total	100,498,638	126,117,883	100,504,240	135,354,072

THE REALREAL, INC.

Notes to Financial Statements

Unaudited Pro Forma Net Loss Per Share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data) assuming the automatic conversion of the redeemable convertible preferred stock and the convertible preferred stock into common stock and convertible preferred stock warrants into common stock warrants upon consummation of an IPO as if such an event had occurred as of the beginning of the respective period, or the issuance date of the redeemable convertible preferred stock or the convertible preferred stock, if later:

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
Numerator
Net loss attributable to common stockholders	$(84,687)	$(26,577)
Add: Change in fair value of redeemable convertible preferred stock warrant liability	450	280
Add: Accretion to redemption value on redeemable convertible preferred stock	8,922	3,355

Net loss used in calculating pro forma earnings per share attributable to common stockholders, basic and diluted	$(75,315)	$(22,942)

Denominator
Weighted-average shares used in computing net loss per common share, basic and diluted	16,730,803	17,411,487
Pro forma adjustment to reflect assumed conversion of:
Weighted average convertible preferred stock	71,731,203	74,134,235
Weighted average redeemable convertible preferred stock	24,342,250	33,518,834

Weighted-average shares of common stock used in computing pro forma net loss per share attributable to common stockholders, basic and diluted	112,804,256	125,064,556

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.67)	$(0.18)

14.    Retirement Plan

The Company has a defined-contribution 401(k) retirement plan covering substantially all of its employees. Eligible employees are permitted to contribute up to an amount not to exceed an annual statutory maximum. The Company matches employee contributions at a rate of 25% of vested contributions. The Company’s contributions to the 401(k) plan were immaterial for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited).

15.    Subsequent Events

Series H Preferred Stock Financing

In March 2019, the Company sold 6,350,345 shares of Series H redeemable convertible preferred stock and 3,831,766 shares of Series H convertible preferred stock at $6.8748 per share to new and existing investors for aggregate gross proceeds of $70.0 million. Each share of Series H convertible preferred stock is convertible into one share of the Company’s common stock. The rights and privileges of the Series H preferred stock are substantially similar to the rights and privileges of the Series G preferred stock; provided, however, that (1) the

THE REALREAL, INC.

Notes to Financial Statements

holders of Series H preferred stock are not entitled to initiate a redemption but are entitled to participate in a redemption initiated by the holders of the Series F or G preferred stock and (2) the holders of Series H preferred stock are entitled to an adjustment of the conversion price of the Series H preferred stock in the event of a Qualified Public Offering in which the offering price per share is less than the original issuance price of the Series H preferred stock.

Leases

In January 2019, the Company signed a noncancelable operating lease to extend and expand the existing lease in Chicago, IL to a 91-month term ending November 2026. The minimum lease payments for the extension are $1.3 million.

16.    Subsequent Events (Unaudited)

Leases

In April 2019, the Company signed a new noncancelable operating lease for its second retail store in New York City. The lease term is through January 31, 2020 with an option to extend for up to five years. The minimum lease payments for the initial lease term total $0.6 million.

OFF-WHITE
TM WILL 5,400 lbs
Weight Securing System

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the FINRA filing fee and the exchange listing fee:

Amount to be Paid
Securities and Exchange Commission registration fee		$12,120
FINRA filing fee		13,500
Nasdaq listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

The RealReal, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the certificate of incorporation adopted by us prior to the completion of this offering will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our charter will further provide that any amendment, repeal or modification of such article unless otherwise required by law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

We expect that our certificate of incorporation adopted by us prior to the completion of this offering, will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect the certificate of incorporation will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our certificate of incorporation will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since December 31, 2015, we have issued the following unregistered securities:

Preferred Stock Issuances

In April 2016, we sold an aggregate of 13,586,946 shares of our Series E preferred stock to 23 accredited investors at a purchase price of $2.944 per share, for an aggregate purchase price of $40.0 million.

In May 2017, we sold an aggregate of 12,956,724 shares of our Series F preferred stock to two accredited investors at a purchase price of $3.859 per share, for an aggregate purchase price of $50.0 million.

In June 2018, we issued an aggregate of 3,065,259 shares of Series G preferred stock to 15 accredited investors, upon conversion of convertible notes at a purchase price of $4.7565 for an aggregate purchase price of $14.6 million. In June and July 2018, we sold an aggregate of 18,921,474 shares of Series G preferred stock to six accredited investors at a purchase price of $5.2850 for an aggregate purchase price of $100.0 million.

In March 2019, we sold an aggregate of 10,182,111 shares of our Series H preferred stock to 15 accredited investors at a purchase price of $6.8748 per share, for an aggregate purchase price of $70.0 million.

The preferred stock issuances described above were exempt from registration under the Securities Act (or Regulation D promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Warrant Issuances

In September 2016, we issued a warrant to purchase 25,597 shares of our Series E preferred stock to Pacific Western Bank in connection with an increase to the outstanding principal under the existing loan and security agreement, as amended, with Square 1 Bank, a division of Pacific Western Bank, at an exercise price of $2.93 per share. The warrant has not been exercised.

In August 2017, we issued a warrant to purchase 45,833 shares of our common stock to an accredited investor in connection with an executive search consulting agreement at an exercise price of $1.34 per share. The warrant has been exercised in full.

Option and RSU Issuances

From December 31, 2015 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of              shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $1.74 to $3.82 per share.

The option and RSU issuances described above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s equity compensation plans. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1^	Amended and Restated Certificate of Incorporation of The RealReal, Inc., as amended, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of The RealReal, Inc., to be in effect on the completion of the offering.

3.3^	Amended and Restated Bylaws of The RealReal, Inc., as currently in effect.

3.4	Form of Amended and Restated Bylaws of The RealReal, Inc., to be in effect on the completion of the offering.

4.1*	Form of Common Stock Certificate.

4.2^	Form of Warrant to Purchase Common Stock.

4.3^	Form of Warrant to Purchase Series B Preferred Stock.

4.4^	Form of Warrant to Purchase Series C Preferred Stock.

4.5^	Form of Warrant to Purchase Series D Preferred Stock.

4.6^	Form of Warrant to Purchase Series E Preferred Stock.

4.7^	Seventh Amended and Restated Investor Rights Agreement, dated March 22, 2019 among The RealReal, Inc. and certain holders of its capital stock.

5.1*	Opinion of Sidley Austin LLP.

10.1+^	The RealReal, Inc. 2011 Equity Incentive Plan and related form agreements.

10.2+	Form of Indemnification Agreement entered into by and between The RealReal, Inc. and its directors and executive officers.

10.3#^	Loan and Security Agreement dated as of September 19, 2013 by and between The RealReal, Inc. and Square 1 Bank.

10.4#^	First Amendment to Loan and Security Agreement dated as of March 13, 2014 by and between The RealReal, Inc. and Square 1 Bank.

10.5#^	Second Amendment to Loan and Security Agreement dated as of August 5, 2014 by and between The RealReal, Inc. and Square 1 Bank.

10.6#^	Third Amendment to Loan and Security Agreement dated as of September 25, 2014 by and between The RealReal, Inc. and Square 1 Bank.

10.7#^	Fourth Amendment to Loan and Security Agreement dated as of December 28, 2015 by and between The RealReal, Inc. and Pacific Western Bank.

10.8#^	Fifth Amendment to Loan and Security Agreement dated as of July 18, 2016 by and between The RealReal, Inc. and Pacific Western Bank.

10.9#^	Sixth Amendment to Loan and Security Agreement dated as of September 16, 2016 by and between The RealReal, Inc. and Pacific Western Bank.

10.10#^	Seventh Amendment to Loan and Security Agreement dated as of March 28, 2017 by and between The RealReal, Inc. and Pacific Western Bank.

10.11#^	Eighth Amendment to Loan and Security Agreement dated as of July 27, 2017 by and between The RealReal, Inc. and Pacific Western Bank.

10.12#^	Ninth Amendment to Loan and Security Agreement dated as of March 5, 2018 by and between The RealReal, Inc. and Pacific Western Bank.

10.13#^	Tenth Amendment to Loan and Security Agreement dated as of July 25, 2018 by and between The RealReal, Inc. and Pacific Western Bank.

10.14^	Eleventh Amendment to Loan and Security Agreement dated as of August 9, 2018 by and between The RealReal, Inc. and Pacific Western Bank.

10.15#^	Twelfth Amendment to Loan and Security Agreement dated as of December 19, 2018 by and between The RealReal, Inc. and Pacific Western Bank.

10.16#^	Lease Agreement dated as of March 18, 2014 by and between The RealReal, Inc. and 35 Enterprise Avenue, L.L.C.

10.17#^	Lease Modification Agreement dated as of March 8, 2018 by and between The RealReal, Inc. and 35 Enterprise Avenue, L.L.C.

10.18#^	Lease Agreement dated as of March 14, 2016 by and between The RealReal, Inc. and M&L Associates.

10.19#^	Lease Agreement dated as of June 5, 2018 by and between The RealReal, Inc. and Hartz Enterprise LLC.

10.20#^	Lease Agreement dated as of September 14, 2018 by and between The RealReal, Inc. and Prologis Perth Amboy Associates, LLC.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1^	Power of Attorney (included on the signature page to this Registration Statement).

*	To be filed by amendment.
^	Previously filed.
+	Indicates management contract or compensatory plan.
#	Portions of the exhibit have been excluded because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 6 day of June, 2019.

The RealReal, Inc.

By:	/s/ Julie Wainwright
Julie Wainwright
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Julie Wainwright	Chairperson and Chief Executive Officer	June 6, 2019
Julie Wainwright	(Principal Executive Officer)

/s/ Matt Gustke	Chief Financial Officer	June 6, 2019
Matt Gustke	(Principal Financial Officer)

/s/ Steve Lo Steve Lo	Vice President, Corporate Controller (Principal Accounting Officer)	June 6, 2019

*	Director	June 6, 2019
Chip Baird

*	Director	June 6, 2019
Maha Ibrahim

*	Director	June 6, 2019
Rob Krolik

*	Director	June 6, 2019
Michael Kumin

*	Director	June 6, 2019
Stefan Larsson

*	Director	June 6, 2019
Niki Leondakis

*	Director	June 6, 2019
James Miller

*By:	/s/ Julie Wainwright
Julie Wainwright
Attorney-in-Fact